UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.

                                  FORM 20-F

(Mark One)

[x] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                     OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 12 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                     OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                        to
                              -----------------------    -----------------------

Commission file number:   0.30960

                          EARTHWORKS INDUSTRIES INC.
             (Exact name of Registrant as specified in its charter)

                          EARTHWORKS INDUSTRIES INC.
               (Translation of Registrant's name into English)

                          British Columbia, Canada
               (Jurisdiction of incorporation or organization)

         1608 - 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2
                   (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act

     Title of each class               Name of each exchange on which registered
     Common voting                     Canadian Venture Exchange (formerly
                                       Vancouver Stock Exchange)

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Securities registered or to be registered pursuant to Section 12(g) of the Act
                                Common voting
                               (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
                                      Nil
                               (Title of Class)

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the closing of the period covered by the annual report
                                Not applicable

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days

     Yes                         No      x           not applicable
         ----------------           -----------------

Indicate by check mark which financial statement item the Registrant has elected to follow

     Item 17      x                    Item 18
         ----------------                      -----------------


Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

     Yes                         No     x           not applicable
         ----------------           -----------------

NOTE: All references to monies herein are to Canadian dollars unless otherwise specifically indicated

All references in this document to Items, Sections and sub-clauses are to Items, Sections or sub-clauses of this document.

The following names or words used in this Statement have the following described meaning:

"Company" - means Earthworks Industries Inc. - except where as indicated by the context it means Earthworks Industries Inc. and CIWM.

"CIWM" - means the Company's wholly owned California subsidiary, Cortina Integrated Waste Management, Inc.

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"Exchange" - means the Canadian Venture Exchange, the stock exchange upon which the shares of the Company are listed for trading - which is a successor to the Vancouver Stock Exchange upon which the shares of the Company were listed for trading prior to the creation of the Canadian Venture Exchange.

"Project" - means the waste disposal and landfill operation as described in Item 4.B.1.

"PWS" - means Pacific Waste Services, Inc., the private California company which the Company has contracted to purchase as described in Item 4.A.3.

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                                  TABLE OF CONTENTS

PART I                                                                         1
   Item 1.   Identity of Directors, Senior Management and Advisers             1
     A.     Directors and senior management.                                   1
     B.     Auditors                                                           1
   Item 2.   Offer Statistics and Expected Timetable                           1
     A.     Selected financial data                                            2
     B.     Capitalization and indebtedness                                    3
     C.     Reasons for the offer and use of proceeds                          3
     D.     Risk factors                                                       3
   Item 4.   Information on the Company                                        5
     A.     History and development of the Company                             5
   Item 5.   Funding Agreement with Solucorp Industries Ltd.                   9
     B.     Business overview and description                                  9
     D.     Property, plants and equipment                                    12
   Item 5.   Operating and Financial Review and Prospects                     12
     A.     Operating results                                                 12
     B.     Liquidity and capital resources                                   13
     C.     Research and development, patents and licences                    13
     D.     Trend information                                                 13
   Item 6.   Directors, Senior Management and Employees                       13
     A.     Directors and senior management                                   13
     B.     Compensation                                                      14
     C.     Board practices                                                   15
     D.     Employees                                                         15
     E.     Share ownership                                                   15
   Item 7.   Major Shareholders and Related Party Transactions                16
     A.     Major shareholders                                                16
     B.     Related party transactions                                        17
   Item 8.   Financial Information                                            17
     A.     Consolidated Statements and Other Financial Information           17
     B.     Significant Changes                                               18
   Item 9.   The Offer and Listing                                            18
   Item 10.  Additional Information                                           18
     A.     Share capital                                                     18
     B.     Memorandum and articles of association                            19
     C.     Material contracts                                                20
     D.     Exchange controls                                                 20
     E.     Taxation                                                          20
     F.     Dividends and paying agents                                       20
     G.     Documents on display                                              21
   Item 11.  Quantitative and Qualitative Disclosures About Market Risk       21
   Item 12.  Description of Securities Other than Equity Securities           21

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PART II                                                                       21
   Item 13.  Defaults, Dividend Arrearages and Delinquencies                  21
   Item 14.  Material Modifications to the Rights of Security Holders
             and Use of                                                       21
   Proceeds                                                                   21
   Item 15.  [Reserved]                                                       21
   Item 16.  [Reserved]                                                       21
PART III                                                                      22
   Item 17.  Financial Statements                                             22
   Item 18.  Financial Statements                                             22
   Item 19.  Financial Statements and Exhibits                                22
     SIGNATURES                                                               23

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                                        PART I

Item 1.   Identity of Directors, Senior Management and Advisers

A.   Directors and senior management.

--------------------------------------------------------------------------------
Names                             Addresses                  Functions/Positions
--------------------------------------------------------------------------------

David Brent Atkinson     1608 - 687 West Hastings St.     Director, Chairman of
                         Vancouver, B.C. , Canada         the Board and Chief
                                                          Executive Officer
--------------------------------------------------------------------------------

James A. Wyse            230 Manchester Street            Director and President
                         Danville, California, U.S.A.
--------------------------------------------------------------------------------

David Francis Andrews    301 - 1600 Hornby Street         Director and Secretary
                         Vancouver, B.C., Canada
--------------------------------------------------------------------------------

Deirdre Lydon            607 - 1625 West 13th Avenue      Director
                         Vancouver, B.C., Canada
--------------------------------------------------------------------------------

Dan L. Atkinson          #38 - 777 Queens Road            Director
                         North Vancouver, B.C., Canada
--------------------------------------------------------------------------------

David S. Brischke        2731 Corey Place                 Director
                         San Ramon, California, U.S.A.
--------------------------------------------------------------------------------

B.   Auditors

Jones Richards & Company, Certified General Accountants, of #600 - 509 Richards Street, Vancouver, B.C., Canada - since November 16, 1998

Until November 16, 1998 - Bruce F. Jamieson & Co, Certified General Accountant, of #407 - 325 Howe Street, Vancouver, B.C. V6C 1Z7.

Item 2.   Offer Statistics and Expected Timetable

Not applicable. The Company is not making, or proposing to make, an offering of its securities.

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Item 3.   Key Information

A.   Selected financial data

The following information is provided as of November 30th the end of each of the following fiscal years of the Company:

--------------------------------------------------------------------------------
                       1999          1998        1997        1996        1995
                        $             $           $           $           $
--------------------------------------------------------------------------------
Net sales/
operating revenues     43,009        29,426      24,568       8,720      56,273
--------------------------------------------------------------------------------
Income (loss) from
operations (before
extraordinary items) (263,441)     (470,423)   (736,713)   (359,433)   (387,698)
--------------------------------------------------------------------------------
Net income (loss)    (263,441)     (479,864)   (742,667)   (407,309)   (330,986)
--------------------------------------------------------------------------------
Net income (loss)
from operations
per share               (0.04)        (0.88)      (0.15)      (0.09)      (0.10)
--------------------------------------------------------------------------------
Total assets        2,320,381     2,042,858   1,751,220   1,873,371   1,491,998
--------------------------------------------------------------------------------
Net assets            960,359       935,330     578,365   1,423,123   1,146,585
--------------------------------------------------------------------------------
Capital stock       5,279,516     4,986,546   4,149,717   3,986,917   3,004,103
--------------------------------------------------------------------------------
Dividends
declared per
share                  Nil           Nil         Nil         Nil        Nil
================================================================================

No. of shares
  issued            7,062,091     6,246,640   4,842,789   4,706,289   4,014,939

The financial statements of the Company are denominated in Canadian currency and the above data is provided in Canadian currency.

The history of Canada-United States exchange rates are presented on the basis of the amount of Canadian funds required to purchase $1.00 (U.S.). The rates of exchange used are the noon buying rate in the City of New York for cable transfers of foreign currencies as certified by the Federal Reserve Bank of New York - presented on a calendar year basis.

--------------------------------------------------------------------------------
                       1999          1998        1997        1996        1995
--------------------------------------------------------------------------------

Rate at period end     1.4722        1.5433      1.4288      1.3697      1.3655
--------------------------------------------------------------------------------

Average rate
 during period         1.4858        1.4837      1.3849      1.3644      1.3689
--------------------------------------------------------------------------------

High rate during
 each period           1.5194        1.5433      1.4398      1.3822      1.4238
--------------------------------------------------------------------------------

Low rate during
 each period           1.4611        1.4168      1.3357      1.3310      1.3285
--------------------------------------------------------------------------------


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B.   Capitalization and indebtedness

The following are the figures existing as of August 31, 2000

Capitalization -                     $5,606,767
Indebtedness - guaranteed -          $Nil
Indebtedness - unguaranteed -        $Nil
Indebtedness - secured -             $Nil
Indebtedness - unsecured -           $1,069,737

The above debt figures include an amount of $646,324 of indebtedness alleged to be owing by the Company which the Company disputes, in part, as it claims to have a right of offset against the indebtedness damages which it is alleging are owed by the creditor to the Company. No Court proceedings have yet been started with respect to either the indebtedness or the Company's counter-claim for damages. Accordingly, the ultimate net amount of indebtedness by the Company to the creditor is not yet settled.

C.    Reasons for the offer and use of proceeds

This item is not applicable as the Company is not involved in making, or proposing to make, an offering of its securities.

D.   Risk factors

As the only actual business enterprises of the Company are the efforts of its wholly owned subsidiary CIWM, which is proposing the development of the Project, many of the following described risks are directly risks to CIWM and only
indirectly risks to the Company.   However, all risks to CIWM should be
considered to be risks to the Company. The following risks should be considered:

(1) The Company holds no physical assets of significance. The contractual rights that it holds may not have a realizable value. CIWM holds no physical assets of significance.

(2) While CIWM now holds a business lease of Indian Reserve lands in Colusa County, California, U.S.A., for the purpose of the Project, there is no assurance that CIWM will be successful in obtaining final approval of the lease from the Secretary of the Interior of the United States.

(3) There are no assurances that the Company or CIWM will be successful in obtaining the necessary environmental and governmental approvals for the Project; nor are there any assurances that CIWM will be able to raise the capital that will be required to develop the site if it succeeds in getting the appropriate lease and regulatory approvals; nor are there any assurances that if CIWM is successful to the point of establishing the landfill site as a business operation that it will ultimately prove to be profitable.

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(4)   Waste landfill operations in the State of California are highly competitive businesses. There is no assurance that CIWM will be able to attract, for the Project, sufficient volumes of waste, nor that it will be able to charge a sufficient dumping fee, to make the operation profitable. Existing competitors may have greater financial, management and technical resources, operating histories and name recognition.

(5) Waste landfill operations are highly environmentally sensitive. There is no assurance that CIWM will be able to satisfy all of the environmental regulations and licensing requirements to enable it to put its proposed site into operation, nor that it will thereafter be able to, from time to time, satisfy what might become increasingly onerous environmentally related requirements.

(6) The development of the proposed businesses of CIWM is speculative and risky and there is no certainty that any of the ideas will be successfully developed to the point of becoming commercially viable and profitable.

(7) There is no assurance that the issued shares of the Company will continue to be listed for trading on the Exchange or on any securities trading facility or exchange.

(8) The Company is a development-stage company which to date has not realized any material operating revenues from operations. As of November 30, 1999, the Company had incurred cumulative losses for the previous 2 fiscal years of $468,493. Depending on the success of CIWM's efforts in securing necessary contracts and environmental approvals, Management expects operating losses to continue through at least the next year as CIWM continues its efforts.

(9) The Company and CIWM will continue to require additional working capital to conduct existing and proposed operations. The Company will need to raise additional funds through debt financings, or through private or public financings, to support its long-term and short-term objectives.
      Any additional equity financing may be dilutive to shareholders of the Company. If adequate funds are not available, the Company would be required to curtail its business objectives in one or more areas. There can be no assurance that unforeseen developments or circumstances will not alter the Company's requirements for capital, and no assurance can be given that additional financing will be available on acceptable terms, if at all.

(10) The Company's share price on the Exchange has fluctuated significantly during the past two years. There can be no assurance that the price of the Company's shares will not decline below the current market price. Future announcements concerning the Company or its competitors, quarterly variations in operations results, the introduction of new environmental rules or requirements, and other unpredictable developments, could cause the market price of the Company's shares to fluctuate substantially. In addition, stock markets have experienced extreme price and volume volatility in recent years. This volatility has had a substantial effect on the market prices of securities of many small public company for reasons frequently unrelated to the operating performance or business

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      prospects of the specific companies.  These broad market fluctuations may adversely affect the market price of the Company's shares.

(11) The Company has never declared or paid dividends on its shares and does not anticipate doing so in the foreseeable future. There can be no assurance that the Company's Board of Directors will ever declare dividends, which action is exclusively within their discretion.

(12) There is no assurance that the Company will be able to complete and close the proposed agreement to acquire 100% of the shares of PWS - described in sub-clause A.3 of Item 4.

(13) The detailed planning of the CIWM project, following the securing of final approvals, and the subsequent management and operation of the project, will require expertise which the Company does not now have. The Company presently expects to be successful in engaging that expertise as it is required. The Company also anticipates that its ongoing relationship with PWS will result in PWS supplying, under contract, significant amounts of the expertise that CIWM will require.

Item 4.   Information on the Company

A.   History and development of the Company

1.   Organization and incorporation of Company and CIWM
     --------------------------------------------------

The Company was incorporated on March 2, 1984 pursuant to the British Columbia Company Act. The Company obtained a receipt on January 14, 1986 for a Prospectus filed in Canada with the British Columbia Securities Commission. The shares of the Company were called for trading on the Exchange, on June 29, 1986.

The Company was originally incorporated under the name "Colima Resources Limited". Its name was changed to Procordia Explorations Ltd. on April 27, 1990 and to its present name on September 10, 1993.

The authorized capital of the Company consists of 100,000,000 common shares without par value. All of the shares of the Company rank equally as to dividends, voting rights and as to any distribution of assets on winding-up or liquidation. There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to the common shares of the Company. None of the Company's currently outstanding common shares are subject to any call or assessment.

The Company was originally incorporated with an authorized capital of 4,000,000 common voting shares. Effective April 27, 1990 the authorized capital was increased to 20,000,000 voting common shares. Effective September 10, 1993 the issued and authorized capital was consolidated on a 1 - for - 5 basis, reducing

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the authorized capital to 4,000,000 common shares and simultaneously the authorized capital was increased to 10,000,000 consolidated common voting shares. Effective July 17, 1998 the authorized capital was further increased to 20,000,000 common voting shares, and effective August 30, 2000 it was further increased to 100,000,000 common voting shares.

The Company's head office is located at Suite 1608 - 675 West Hastings Street, Vancouver, British Columbia, Canada V6B 1N2. The telephone number of the head
office is (604) 669-3147.   The Company's registered and records offices are
located at Suite 1710 - 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 2L3. The telephone number at the registered office is (604) 683-9262.

The Company has one subsidiary, being CIWM. CIWM was incorporated July 19, 1994. Its Registered Office is located at 100 - 2001 P Street, Sacramento, California, U.S.A. 95814 - which is the address of its California agent, C T Corporation. The telephone number is (916) 441-6568. Its Head Office is maintained and located at the head office of the Company in Vancouver, Canada. CIWM has issued one voting common share in its capital to the Company - which makes it the 100% owned subsidiary of the Company.

2.   General Development of the Business
     -----------------------------------

Over the last 5 years the principal, and almost exclusive, focus of the Company has been the development of the Project through CIWM, described in greater detail in sub-clause B. While the Project is being developed in the name of CIWM, the efforts to develop and finance the Project have been, effectively, carried forth by the Company. Similarly, most of the funding required for the Project has been raised by and in the name of the Company and the expenditures on the Project of Company funds have been effectively on behalf of CIWM and as advances to CIWM.

If the Company is able to complete and close the purchase of the issued shares of PWS, as described in more detail under sub-clause 3, the asset base of the Company will be greatly expanded. Further, as PWS is an operating company, the acquisition of it as a wholly owned subsidiary would result in the Company having, on a consolidated basis, the revenues of PWS.

3.   Pacific Waste Services, Inc. acquisition
     ----------------------------------------

The Company entered into a Purchase Agreement dated March 31, 2000 ("the Agreement") with the owners of 100% of the issued shares of PWS, a private
company based in San Ramon, California, U.S.A.   The owners with which the
Agreement has been signed are:

James A. Wyse, Danville, California, U.S.A.
David S. Brischke, San Ramon, California, U.S.A.
Thomas G. Valentino, Chico, California, U.S.A.

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Scott D. Schmidt, Byron, California, U.S.A.
Doana Wyse, Danville, California, U.S.A.

(hereinafter called "Vendors")

The Company has agreed to issue to the Vendors, pursuant to the Agreement, for the purchase of 100% of the issued shares of PWS, 8,000,000 shares in its capital ("Shares") on three bases, being:

a. 5,000,000 Shares will be issued to the Vendors upon the acceptance for filing of the Agreement - i.e. approval - by the Exchange (the date of such acceptance being hereinafter called the "Acceptance Date") and following the Closing of the Agreement. The Shares will all be issued but, pursuant to Exchange requirements, 10% of the numbers issued to each Vendor will be free of escrow restrictions but the remaining 90% will have to be deposited in an escrow and released at a rate of 15% at 6 month intervals measured from the Acceptance Date. The Exchange approved the Agreement September 13, 2000 - and that date is therefore the "Acceptance Date".

b. 2,000,000 "earn-out" Shares will be issued to the Vendors on the basis of PWS's earnings from certain contracts which PWS did not have completed and operational at the date of the Agreement but which were under negotiations or were anticipated and which are believed by the Vendors to contribute substantially to the value of PWS. One such Share will be issued to the Vendors for each $1.00 (U.S.) of earnings by PWS from such contracts calculated on a before interest, taxes, depreciation and amortization basis ("EBITDA earnings"). PWS's EBITDA earnings from such contracts will be calculated on a quarterly basis and Shares will be issued quarterly on the basis of such calculated earnings. Any of the said Shares which have not become issuable to the Vendors by September 30, 2003 will cease to be issuable and the number of Shares to be received by the Vendors pursuant to the Agreement will be reduced accordingly.

c. 1,000,000 Shares, commonly called by the parties "Project Shares" will be issued to the Vendors in consideration of the value of the interests already effectively owned by PWS in the Cortina Project. The Project Shares will be issued to the Vendors in equal quarterly tranches of 125,000 Shares each, the first to be issued on the last day of the calendar quarter in which the Cortina Project commences operations on a commercial basis ("Project Commencement Date"); provided however that Shares will only be issued for a quarter in which the Cortina Project operates commercially for at least 60 days. Any of the Project Shares which have not been issued to the Vendors by 5 years after the Project Commencement Date will cease to be issuable to the Vendors and the numbers of Shares issuable to the Vendors pursuant to the Agreement will be reduced accordingly.

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Pursuant to the Agreement the principal Vendor, James A. Wyse, was appointed to the Board of Directors of the Company on June 1, 2000, and a second Vendor, David S. Brischke, was appointed a Director on October 5, 2000. The Agreement provides that the Board will be reconstituted to be comprised of five persons two of whom will be Vendors or Nominees of the Vendors. On October 5, 2000 James A. Wyse was appointed President of the Issuer and former President David
B. Atkinson became Chief Executive Officer and Chairman of the Board.

The closing of the transaction contained in the Agreement will occur on April 30, 2001. Provided that it is a condition of the closing of the Agreement that the Company and/or CIWM will have, prior to that date, raised additional financing, being:

a. at least $5,000,000 (Cdn.) of equity or debt financing will have been raised by one or both of the Issuer and Cortina, or;

b. at least $3,000,000 (Cdn.) will have been raised by CIWM by non-equity financing for application to the Cortina project and CIWM costs.

PWS is an established waste management consultant and contractor with operations in the area of landfill management, design and waste disposal throughout the Western United States. It has been expanding the scope of its operations and anticipates to thereby expand both its gross and net revenues. It has reported to the Company that it has been in business since 1988. PWS has been providing consulting services to the Company and CIWM since 1995 with respect to the Project. As a result of supplemental agreements with the Company PWS has accepted part of its remuneration for work done by the accrual of fees which are convertible into an interest in CIWM Project of up to 25%. In addition, PWS has accepted portions of it's compensation by way of shares in the Company and presently holds 533,000 shares of the Company. This agreement will cease to be of any effect if and when the acquisition of PWS is completed.

4.   Solucorp Royalty Interest
     -------------------------

Pursuant to an agreement dated effective August 15, 1994 the Company contracted with Solucorp Industries Ltd. and its wholly owned subsidiary, ESM Industries (Canada) Inc. (hereinafter together referred to as "Solucorp"), to settle certain outstanding financial issues and to receive in consideration thereof the right to receive royalties equal to $1.00 (Cdn.) for each tonne of soil or other material remediated or processed in Canada using Solucorp's MBS Process for the period ending August 15, 2014. The Company also acquired the non-exclusive right to market usage of the MBS Process in Canada and the United States, during the period ending August 15, 2014 and to receive $1.00 (Cdn. or U.S. as may be applicable) for each tonne of material remediated or processed using the MBS Process as a result of the Company's marketing efforts.

In further consideration of the right to receive the payments the Company issued Solucorp 50,000 shares in its capital and is obliged to issue to Solucorp an

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additional maximum of 200,000 shares in its capital on the basis of 1 share having to be issued for each $1.00 (Cdn.) of royalty payments received, such shares to be allotted in blocks of not less than 50,000 shares each from time to time. To this date the Company has received royalties totaling $113,275 (Cdn.). The Company has not issued any further shares to Solucorp. Solucorp has reported to the Company that it is engaged in seeking contracts for the use of its MBS Process in Canada and the U.S. and that it has had minor agreements for its usage in Canada which has resulted in the royalty payments that have been paid to the Company. The Company has investigated the possibility of marketing Solucorp's MBS Process and has had exploratory negotiations with potential users of it but it has not actively marketed the Process nor achieved any agreements for the use of the Process.

Item 5.   Funding Agreement with Solucorp Industries Ltd.

The Company entered into an Agreement dated September 5, 1995 and incidental supplemental agreements (hereinafter together called the "Solucorp Agreement") with Solucorp, pursuant to which Solucorp was granted the right to provide funding of up to $1,000,000 (U.S.) to be applied to the costs of the development of the Project. The Solucorp Agreement provided for the funding to be advanced in portions from time to time as required by CIWM to pay specific costs or invoices. Solucorp has provided a total of $304,712.

The Solucorp Agreement provided that Solucorp had the right, at any time after supplying $400,000 (U.S.), to convert the advances to the acquisition of an interest in the Project on the basis of each $40,000 (U.S.) advanced being convertible to a 1% participating interest in the Project - and various additional optional rights, none of which were earned or exercised by Solucorp.

Due to defaults by Solucorp the Company gave it notice in November 1998 terminating Solucorp's rights to advance further monies. As a result, the monies that have been advanced are repayable by the Company with interest at a rate of 15% per annum. None of the money or accrued interest has been paid pending the resolution of claims that the Company is expressing against Solucorp for compensation by way of damages for alleged defaults by Solucorp. The amount that will be counterclaimed by the Company against Solucorp has not yet been calculated.

B.   Business overview and description

The Company is considered to have only one reportable industry segment and one geographic segment, namely California, U.S.A.

1.   The Project

The Company through CIWM has been continuing studies and negotiations relative to the construction, installation and operation of the Project on lands (the "Lands") located approximately 100 kilometers north of the City of Sacramento, in Colusa County, California, U.S.A. The Company entered into a Memorandum of Agreement dated June 10, 1993, as amended November 30, 1993, Mach 4, 1994 and August 23, 1994 (the "Agreement"), with the owner of the Lands, being an Indian Band known as "Cortina Indian Rancheria" (the "Band"). Subsequently, the

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Company entered into a lease agreement on the Lands dated October 31, 1995 with the Band (the "Business Lease") for the purpose of facilitating the Project.
The Business Lease is subject to the formal approval of the Secretary of State for the Interior of the United States of America ("Interior Secretary") - which has been applied for but not yet finally received. The Business Lease was amended, restated and re-executed by the Parties effective October 18, 2000.

The Company has paid the Band $33,000 (U.S.) pursuant to the Agreement. The Agreement, and the payments made thereunder, were to secure for the Company the exclusive rights to deal with the Band and to negotiate and sign the Business Lease.

The Business Lease is for a term of 25 years running from the date of its approval by the Interior Secretary and will be renewable, at the option of the Company, for a further 25 years. A minimum rental of $15,000 (U.S.) per month will have to be paid to the Band, starting as of the commencement of the operation of the Project, and a $10,000 (U.S.) one-time payment must be made within 21 days of the final approval of the Interior Secretary. Throughout the term of the Business Lease a percentage of the gross revenues from the Project will have to be paid, being 3% of the gross revenues received for the first 150,000 tons of waste dumped each year and 5% thereafter, subject to the monthly minimums noted above.

During the period since the execution of the Agreement, the Company has, through the efforts of its Management, and with advice from consultants and other sources, investigated the feasibility and the potential economic viability of a waste landfill on the Lands. The conclusion of Management is that the Project is feasible and economically viable. Accordingly, the Company and CIWM are continuing with the proposal to develop the Project.

The approval of the Business Lease by the Interior Secretary was subject to extensive reviews being conducted on behalf of CIWM of virtually all aspects of the Project including environmental impact, interference with archeological sites, seismic stability of the underlying rock structure and other incidental aspects. The approval is also subject to various reviews and local public hearings. To date all such requirements have been successfully conducted and concluded. Approval by the Interior Secretary will also effectively, under the Solid Waste Regulations applicable, constitute a permit to proceed with the building and operation of the Project facilities. After approximately 4 years of working on satisfying all the requirements to obtain the approval of the Interior Secretary that approval, in the form of a Record of Decision, was given October 27, 2000. The approval is, however, subject to appeals that may be filed by interested or affected persons.

The Project is to be an integrated waste management facility and landfill on the 443 acre Lands. The operation of the facility will offer landfilling, recycling, composting, bioremediation, and treatment of contaminated soils, sludge and green waste. If permitted to accept 1,500 tons of waste per day - which is what has been applied for - the facility is projected to have a capacity of accepting close to 30,000,000 tons of waste and landfill and to have an operational life of more than 40 years. The various approval processes which have been pursued by the Company and CIWM have required that the Company develop detailed plans for the Project and the Project facilities. However, pending the receipt of the final approval from the Interior Secretary - and the permitting of the Project - the Company has not commenced construction of any Project facilities. Nor has CIWM signed any contracts for the receipt and handling of waste, nor any of the other incidental agreements that will be necessary to negotiate and settle to construct and then operate the Project facilities. The Company has not yet realized any revenues from the proposed Project.

The Company has conducted studies to determine the potential amounts of waste available within the area which is within economic distances of the Project ("Project Area"). This has included reviewing the existing waste handling and landfill facilities in the area - essentially within approximately 150 miles of the Project site. As virtually 100% of the waste moved to the site will have to be by truck the hauling costs will be a factor in determining the distances from which waste can be economically hauled to the site. The Company's reviews have also been as to the remaining potential operational periods for other waste facilities within the Project Area and other potentially new waste handling or disposal facilities that have been announced or brought to the attention of the Company within the Project Area. However, due to the uncertainty of the various governmental authorities which would have jurisdiction over other waste handling facilities in the Project Area - which would not be on Federal lands - no final determination can be made of whether or not other competing facilities may be licensed within the Project Area, or if extensions will be granted of the permits for existing facilities. Management is aware of the fact that waste handling - particularly waste that has any level of contamination, is an environmentally and politically sensitive subject. Management also recognizes that, notwithstanding that the Project is to be located on U.S. Federal Indian lands, and therefore not fully subject to the rules and regulations of local or State governments, local public opposition - of which there has been some - could result in appeals of the approval given by the Interior Secretary, which would result in further delays in getting approval or impose further requirements of the final approval - or event result in final approval being permanently denied.

Reviews and studies done on behalf of the Company to date satisfy Management that there is available within the Project Area not less than the projected 1,500 tons of waste per day that will require disposal and which can potentially be made the subject of disposal contracts in the Project facilities. The development and the requirement to dispose of waste is not seasonal.

The Company calculates that it and CIWM have to August 31, 2000 expended $2,434,272 on the development of the Project - both in direct costs and indirect general and administrative costs. Management anticipates that further costs will be incurred - for which funding will have to be obtained - until Project is financially self-sufficient as follows:

--------------------------------------------------------------------------------
For the period until approval is obtained from Interior
Secretary - projected to be March 31, 2001                    $200,000 (U.S.)
--------------------------------------------------------------------------------

For the period following approval for the development of
the final engineering and construction plans - estimated
to be for a period of 4 months -                              $300,000 (U.S.)
--------------------------------------------------------------------------------

Capital costs for the construction of the Project
facilities                                                     $5,000,000 (U.S.)
--------------------------------------------------------------------------------

Management is anticipating that it will be able to raise, by equity funding, all of the costs required prior to the commencement of construction. Management is anticipating being able to borrow, on acceptable terms, 100% of the capital cost requirements for the Project.

The Company expended, during the fiscal year ended November 30, 1999 $353,746
direct and indirect costs, on the Project.   The Company does not have any
employees - other than its President, David Atkinson, who is engaged under a Service Contract on a full-time basis. All other efforts on behalf of the Company are done by consultants and contractors. The Company does not anticipate engaging any employees until the Project facility is near completion
- and then all employees will be engaged as employees of CIWM.

The Company entered into a Memorandum of Understanding ("MOU") dated September 25, 1996 with PWS - which the Company has now agreed to purchase as is disclosed in sub-clause 3. In the MOU PWS was granted an option to acquire a maximum of 10% equity interest in CIWM. The option is exercisable upon CIWM obtaining the required permits to build and operate Project facilities on the Land, for total consideration to be established at the time initial site construction is completed. Under the terms of the MOU, PWS agreed to allocate 50% of its direct labour amounts billed to CIWM to the purchase of the equity position. To October 31, 1999 $248,468 (U.S.) of amounts owing to PWS are available for the purchase of equity in CIWM. As it cannot be established that permits to build and operate a facility on the Lands will be received it is not possible to establish whether or not PWS would acquire an interest in CIWM. The Agreement will be effectively eliminated if the agreement described in sub-clause 3 is closed and PWS becomes a wholly owned subsidiary of the Company.

D.   Property, plants and equipment

Neither the Company nor CIWM own any property, plant or equipment. Their assets are principally only the various agreements that are described above.

Item 5.   Operating and Financial Review and Prospects

A.   Operating results

Because the Company has not carried on any business operations and has had no income generating activities no meaningful discussion and analysis can be done of the Company's operations. The minor income which the Company has been receiving has been primarily interest on occasional credit balances in the Company's bank account. As is noted in Item 1, in describing the business activities of the Company's subsidiary, CIWM, it is involved in attempts to develop a new business. Unfortunately, it is subject to high degrees of government regulation and environmental sensitivity over which the Company has no control. The management of CIWM and the Company have verified, to their satisfaction, that there is a current and potential long-term increasing demand for waste disposal facilities, contaminated materials remediation and recycling facilities. Management has also concluded to its satisfaction that there is at least an unofficial policy prevalent in the United States Bureau of Indian Affairs to support projects on Indian lands which provide economic benefits for the tribes or bands involved, and that the Cortina Band is, due to a lack of any other significant industrial or economic activities on its lands, strongly in favour, in principle, of CIWM's proposed project. Management has accordingly concluded that in this favourable potential marketplace the proposed landfill project of CIWM should be actively developed, subject to the availability of funding.

B.   Liquidity and capital resources

Because of the "start-up" status of both the Company and CIWM they do not have liquidity, either short or long term. They do not have any material unused sources of liquidity. The Companies do not have sufficient working capital to carry forth their plans with respect to the Cortina Project. Management of the Company is presently seeking additional working capital, primarily by way of the sale of shares in the Company.

The Company did not have any material commitments for capital expenditures as at the end of its last financial year or any subsequent interim period - other than to pay its ongoing general and administrative costs, and to pay the costs of advancing its plans for the Project. It has funded the necessary expenditures from the proceeds received from the exercise of previously issued share purchase warrants and share purchase options.

C.   Research and development, patents and licences

The Company has not carried on any research and development during the past three years and has no research and development policies.

D.   Trend information

The Company cannot identify any significant trends which are applicable to it or its plans. The Company is aware that, as the population grows, the amount of waste that must be disposed of also grows. The Company also considers that there is a continuing, if not growing, strong objection by the people who, in organized territories generate the waste, to having waste disposal facilities in their own jurisdictions. Hence the Company considers that there will be a growing trend toward the use of - and need for - waste disposal and management facilities such as the Company is proposing at the Project. The Company therefore anticipates that there will be a continuing, if not growing, demand for the facilities and services to be provided at the Project with appropriate positive effects on the Company's cash.

The Company does not consider that the Project is sufficiently advanced in its planning, or the timetable for its construction or initiation of operation, to calculate or supply forward-looking financial information.

Item 6.   Directors, Senior Management and Employees

A.   Directors and senior management

--------------------------------------------------------------------------------
Name, age and                Offices held with     Principal business activities
countries of residence       the Company           outside the Company
--------------------------------------------------------------------------------
David Brent Atkinson - 42   Director, Chairman of  Nil
British Columbia, Canada    the Board and Chief
                            Executive Officer
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Dan L. Atkinson - 45        Director               Executive Chef at Vancouver,
British Columbia, Canada                           Canada, area restaurants
--------------------------------------------------------------------------------

David Francis Andrews - 56  Director and           Chief Executive Officer of
British Columbia, Canada    Secretary              Miller Creek Power Ltd. and
                                                   Rutherford Creek Power Ltd.,
                                                   private companies which are
                                                   developing plans for the
                                                   installation of small hydro-
                                                   electric generating plants in
                                                   British Columbia, Canada
--------------------------------------------------------------------------------
                                                   Employment Consultant for
Deirdre A. Lydon - 44     Director                 Businesswork B.C. in
British Columbia, Canada*                          Vancouver, Canada
--------------------------------------------------------------------------------

James A. Wyse - 49        Director and President   President and Chief Executive
California, U.S.A.                                 Officer of Pacific Waste
                                                   Services, Inc.
--------------------------------------------------------------------------------

David S. Brischke -       Director                 Professional Civil Engineer.
                    --
California, U.S.A.                                 Vice-President Pacific Waste
                                                   Services, Inc.
--------------------------------------------------------------------------------

* Deirdre Lydon is the wife of David B. Atkinson

B.   Compensation

None of the Directors or Officers of the Company are salaried. As James A. Wyse and David S. Brischke are holding their positions as nominees of PWS they are not paid any fees or salaries by the Company. Each of the Canadian Directors are paid an annual fee for their services and are from time to time granted share purchase options - the options outstanding in favour of various of them as of this date being as follows:

--------------------------------------------------------------------------------
Name                 Fees and services                  Options
--------------------------------------------------------------------------------

David Atkinson       $5,000 per month - for           Options on 63,500 shares
                     full-time services               exercisable at $0.40 per
                                                      share until August 7,
                                                      2002;
                                                      Options on 204,500 shares
                                                      exercisable at $0.56 per
                                                      share until February 14,
                                                      2005
--------------------------------------------------------------------------------
David Andrews        $1,500 per month                 Options on 55,000 shares
                                                      exercisable at $0.90 until
                                                      June 12, 2005;
--------------------------------------------------------------------------------
Dan Atkinson         $750 per month                   Options on 100,000 shares
                                                      exercisable at $0.40 per
                                                      share until March 9, 2002
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Deirdre Lydon        $750 per month                   Options on 175,500 shares
                                                      exercisable at $0.40 per
                                                      share until May 5, 2003
--------------------------------------------------------------------------------
James Wyse           Nil                              Options on 140,000 shares
                                                      exercisable at $0.90 per
                                                      share until June 12, 2005
--------------------------------------------------------------------------------

Neither the Company nor CIWM provide any pension, retirement or similar benefits nor are they accruing any liability with respect to any such benefits.

C.   Board practices

1. The Company's Board of Directors has only one committee - the Audit Committee. The members of the Audit Committee do not have any fixed terms for holding their positions and are appointed and replaced from time to time by resolution of the Board of Directors.

2. All Directors, when elected or appointed, are to hold office until the next Annual General Meeting of the Shareholders that is held, at which time it is deemed that they all cease to hold office and are subject to reappointment at the Meeting. The next Annual General Meeting of the Shareholders of the Company has not been scheduled but must be held no later than April 29, 2001.

3. None of the service contracts under which Directors supply services to the Company or CIWM have any provisions for individuals receiving benefits on any termination of such contracts.

4.   The members of the Audit Committee - currently comprised of Directors
David Andrews, Deirdre Lydon and Dan Atkinson - receive no separate remuneration for acting as a member of the Committee, nor are their appointments for any fixed term. Their appointments are not subject to any specific terms of reference.

5. The Directors of CIWM - presently David Atkinson, David Andrews and James Wyse - are appointed from time to time by Resolution of the Board of Directors of the Company. The Directors of CIWM do not have any specific terms of office nor do they receive any compensation for acting as Directors of CIWM.

D.   Employees

Neither the Company nor CIWM have any employees - nor have they ever had any employees.

E.   Share ownership

The Directors and Officers of the Company hold, as at the date of this Statement, the numbers of shares set opposite their names below - which are the percentage of the Company's 9,148,091 issued shares also set opposite their names:

--------------------------------------------------------------------------------
Name of Director                Shares Held                 Percentage of
and Officer                                                 issued shares - %
--------------------------------------------------------------------------------

David B. Atkinson                1,348,325                       14.74
--------------------------------------------------------------------------------

David F. Andrews                    80,000                        0.0087
--------------------------------------------------------------------------------

Dan L. Atkinson                     40,300                        0.0044
--------------------------------------------------------------------------------

Deirdre A. Lydon                    10,000                        0.001
--------------------------------------------------------------------------------

James A. Wyse                       Nil                           Nil
--------------------------------------------------------------------------------

David S. Brischke                   Nil                           Nil
--------------------------------------------------------------------------------

Details of options held by the Directors and Officers are set forth in Section
B. All of the issued shares of the Company - including those held by the Directors and Officers - and those which will be issued upon the exercise of options, are voting common shares.

Item 7.   Major Shareholders and Related Party Transactions

A.   Major shareholders

1. A major shareholder is a shareholder owning directly or indirectly more than 5% of the issued shares of the Company.

     To the best of the knowledge of the Company and its management the only shareholder holding directly or indirectly more than 5% of the issued shares of the Company is its President, David B. Atkinson, the direct and indirect holder of 1,348,325 shares of the Company, being 14.74% of the issued shares of the Company. This does not constitute any significant change in the percentage ownership held by any major shareholders during the past three years. Mr. Atkinson does not hold any voting rights from other shareholders.

2. The Company is not, to the best of the best of the knowledge of the Company and its Directors and Officers, directly or indirectly owned or controlled by another corporation or by any foreign government.

3. The Company's outstanding shares are in registered form but it is known to the Company and its management that the registered holders of the outstanding shares are, in large part, not the beneficial owners of the outstanding shares and that significant numbers of the outstanding shares are held registered in the names of various nominees on behalf of the beneficial owners of such shares. As a result it is not possible for the Company or its management to know who are all of the beneficial owners of its outstanding shares or how many outstanding shares may be beneficially owned by any single shareholder. As at October 31, 2000 the Company had 44 shareholders of record of which 33 were resident in Canada holding between them 7,766,898 shares and 10 were resident in the U.S.A. holding between them 1,371,493 shares.

4. There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in the control of the Company; provided that when 5,000,000 shares of the Company are issued pursuant to the Pacific Waste Agreement described in Item 4.A.3, James A. Wyse will receive a number of shares of the Company which will result in him then holding more than 10% of the issued shares of the Company. It is also assumed that the 5,000,000 shares that the Vendors will receive under the Pacific Waste Agreement will create shareholdings which will have the potential of changing the control of the Company.

B.   Related party transactions

There have not been any material related party transactions between the Company or CIWM and any of the directors, officers, associates or major shareholders of the Company except:

(a) The options which have been granted to directors or officers which are detailed above;

(b) When, from time to time in the past, the Company has issued, by private offering, shares or units consisting of shares with share purchase warrants attached, Directors have purchased shares or units. In all instances the terms upon which the Directors purchased the shares or units were the same as the terms upon which other placees purchased shares or units.

Item 8.   Financial Information

A.   Consolidated Statements and Other Financial Information

1. Exhibited hereto are audited consolidated financial statements prepared by an independent auditor and accompanied by an audit report:

(a) prepared as at the last fiscal year-end, November 30, 1999 with comparative figures;

(b) prepared as at the fiscal year-end, November 30, 1998 with comparative figures shown as of November 30, 1997;

(c) unaudited consolidated interim financial statements covering the period between the last fiscal year-end, November 30, 1999, and August 31, 2000 with comparative figures for the same 9 month period ending August 31, 1999.

2. The Company does not have any sales and accordingly the financial statements show no sales revenues.

3.   Demands have been made on the Company by Solucorp Industries Ltd. for the
payment of $604,243 - plus interest and costs, as disclosed in Item 4.A.5.   The
creditor has threatened to commence legal action against the Company to collect the said amount but no action has yet been commenced. The Company intends to dispute the claim with a counter-claim that the creditor has caused substantial actionable damage to the Company. It is not possible at this date to quantify the potential liability of the Company under this claim. If the claim is proceeded with, it can be expected to have a significant negative effect on the Company's financial position.

The Company is not aware of any other legal, arbitration or governmental claims or proceedings existing of threatened.

4.   The Company does not have a dividend policy.

B.   Significant Changes

No significant changes have occurred since the various dates of the financial statements which are exhibited.

Item 9.   The Offer and Listing

The Company is not proposing any offering of its securities. This Statement is not filed or issued with respect to any proposed offering or listing of its securities, or other distribution of its securities.

Item 10.  Additional Information

A.   Share capital

1. The authorized capital of the Company consists of 100,000,000 common voting shares without par value. As at the close of business October 31, 2000 there were 9,148,091 shares issued - all of which were issued as fully paid shares. Each share has attached to it one non-cumulative vote. The authorized capital of the Company was increased from 20,000,000 voting common shares to 100,000,000 voting common shares pursuant to a Special Resolution passed by the shareholders of the Company June 7, 2000;

2.   Neither the Company nor CIWM hold any shares of the Company;

3. As at the close of business October 31, 2000 there were share purchase warrants and options (including those held by Directors as disclosed in Item 6.B above) outstanding pursuant to which the holders will be entitled to purchase the following numbers of shares at the following prices on or before the following dates:

--------------------------------------------------------------------------------
Number of shares issuable
upon exercise of warrants       Warrant exercise
and options                     price per share                 Expiry dates
--------------------------------------------------------------------------------
243,000  - warrants             $0.30                     Various, November 2000
--------------------------------------------------------------------------------
472,500 - warrants              $1.20                     January 24, 2001
--------------------------------------------------------------------------------
195,000 - options               $0.90                     June 12, 2005
--------------------------------------------------------------------------------
224,500 - options               $0.56                     February 14, 2005
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
175,500 - options               $0.40                     May 4, 2003
--------------------------------------------------------------------------------
100,000 - options               $0.40                     March 9, 2002
--------------------------------------------------------------------------------
 63,500 - options               $0.40                     August 7, 2002
--------------------------------------------------------------------------------

45,000 share purchase warrants are held by four stock brokerage firms which are members of the Exchange exercisable on or before July 25, 2001, each warrant entitling the holder to purchase for a price of $1.00 one Unit. Each Unit will consist of 1 share of the Company and a "B" share purchase warrant which will entitle the purchase of a further 1 share of the Company exercisable at $1.25 per share on or before July 24, 2001, or 6 months after the date of the issuance of the "B" warrant.

B.   Memorandum and articles of association

1. The Company was incorporated in British Columbia, Canada, under Certificate of Incorporation number 275063 March 2, 1994. The Company does not have any stated "objects" or "purposes" as such are not required by the corporate laws of the Province of British Columbia. Rather, the Company is, by such corporate laws, entitled to carry on any activities whatsoever which are not specifically precluded by other statutory provisions of the Province of British Columbia.

2. The powers and functioning of the Directors are set forth in the Articles of the Company which were adopted and filed as of the date of its incorporation. They provide:

     (a) subject to the obligation of a Director to disclose his potential interest in a proposal, arrangement or contract being considered by the Company, a Director may vote with respect to such matter in certain instances and in certain instances shall not vote;

     (b) the Directors may, in the absence of an independent quorum, vote compensation to themselves;

     (c) there are no limitations on the exercise by the Directors of the Company's borrowing powers;

     (d) there are no provisions for the retirement or non-retirement of Directors under an age limit;

     (e) there is no requirement for a Director to hold any shares in the Company.

3. As all of the Company's authorized and issued shares are of one class there are no special rights or restrictions of any nature or kind attached to any of the shares.

4. To alter the rights of holders of issued shares of the Company such alteration must be approved by the majority vote of 75% of the issued shares of the Company attending and voting, and in a separate meeting by a 75% majority of the shares that are the subject of the proposed alterations attending and voting at the meeting.

5. Annual General Meetings are called and scheduled upon decision by the Board of Directors. The Directors may convene an extraordinary general meeting of the shareholders. The holders of not less than 5% of the issued shares of the Company may requisition an extraordinary meeting of the shareholders. All meetings of the shareholders may be attended by registered shareholders or persons who hold powers of attorney or proxies given to them by registered shareholders.

6. There are no limitations prohibiting shares being held by non-residents, foreigners or any other group.

7. There are no provisions in the Company's Articles or charter documents that would have an effect of delaying, deferring or preventing a change in the control of the Company, or that would operate with respect to any proposed merger, acquisition or corporate restructuring of the Company.

8. There are no bylaw provisions requiring share ownership to be disclosed. The securities laws of the Province of British Columbia require disclosure of shareholdings by insiders who are generally directors, officers, employees or others holding more than 10% of the issued shares of the company and their affiliates.

9. There are no provisions in the Company's Memorandum or Articles governing changes in the Company's capital which are more stringent than required by law.

C.   Material contracts

The only material contract which the Company has entered into, and which is not in the ordinary course of its business within the past 2 years, is the agreement dated March 31, 2000 described in Item 4.A.3 to purchase 100% of the issued shares of PWS.

D.   Exchange controls

There are no Canadian laws, decrees, regulations or exchange controls which would affect the import or export of capital or the availability of cash for use by the Company, nor the remittance of dividends, interest or other payments to non-resident holders of the Company's securities.

E.   Taxation

The Company is, by the taxation laws of Canada, obliged to withhold potential tax at source with respect to payments made to persons or companies which are not residents of Canada and which would otherwise be taxable if received by Canadian resident taxpayers. Canada has treaties with respect to such taxation with various other countries including the United States.

F.   Dividends and paying agents

The Company has no dividend payment policies nor dividend paying agents.

G.   Documents on display

Any of the documents referred to above can be viewed at the Company's Registered Office, which is located at Suite 1710, 1177 West Hastings Street, Vancouver, B.C., Canada. All of the documents referred to above are in English.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

(a) As the Company is only still in a "start-up" mode and has undertaken no business activities or the sale of its products or services, it is not in a position to do any quantitative analysis of either general risk factors applicable to it or risk factors applicable to its potential markets.

(b) The Company has identified risk factors that are applicable to it and CIWM, which are described in Item 3.A.D above.

Item 12.  Description of Securities Other than Equity Securities

The Company is not, by this Statement, registering any debt securities or other securities - other than its voting common shares.

                                       PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

A. Neither the Company nor its subsidiary, CIWM, have committed any default in the payment of any principal, interest, sinking or purchase fund installment, or any other indebtedness. Reference is made, however, to the claim against the Company referred to in Item 4.A.5 - which the Company does not consider itself to be in default under and which the Company will dispute and file a counter-claim with respect to, if the creditor attempts to enforce the alleged indebtedness.

B. As the Company has never declared any dividends it is not in arrears with respect to the payment of dividends, nor is it in any deficiency with respect to any rights or obligations outstanding with respect to its issued shares.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

          Nil

Item 15.  [Reserved]


Item 16.  [Reserved]

                                          PART III

Item 17.  Financial Statements

The financial statements of the Company which are furnished and attached hereto are prepared according to Canadian Generally Accepted Accounting Principles and in the Accountant's Report attached thereto, and in the Notes thereto, reference is made to the material variations in accounting principles, practices and methods used in preparing financial statements pursuant to Canadian Generally Accepted Accounting Principles in comparison to United States Generally Accepted Accounting Principles.

Item 18.  Financial Statements

Not applicable

Item 19.  Financial Statements and Exhibits

Index of Exhibits attached: - Note that Exhibits 1 and 4-A, which are not available electronically, were filed in hard copy with the Company's 20-F Registration Statement filing which it made October 4, 2000 and withdrew
effective November 27, 2000.   They are accordingly not attached.

--------------------------------------------------------------------------------
Exhibit 1 -     Articles of the Company;  Certificate of Name Change issued
                September 10, 1993;  Special Resolution dated June 7, 2000 with attached amended Memorandum
--------------------------------------------------------------------------------
Exhibit 4-A -   Funding Agreement dated September 5, 1995 between the Company,
                Cortina and Solucorp Industries Ltd., and Amendments thereto dated October 20, 1995, January 12, 1996, and October 15, 1996 -
                referred to in Item 1.C.
--------------------------------------------------------------------------------
Exhibit 4-B -   First Amended and Restated Business Lease between The Cortina
                Band of Wintun Indians  and Cortina Integrated Waste Management,
                Inc., dated October 18, 2000.
--------------------------------------------------------------------------------
Exhibit 4-C -   First Amended and Restated Environmental Certification and
                Indemnification dated October 18, 2000 between The Cortina Band of Wintun Indians and Cortina Integrated Waste Management, Inc.
--------------------------------------------------------------------------------
Exhibit 4-D -   Agreement dated March 31, 2000 between the Company and the owners of Pacific Waste Services, Inc. - referred to in Item
                1.B.
--------------------------------------------------------------------------------
Exhibit 4-E -   Specimen Share Purchase Option Agreement - being between the
                Company and David B. Atkinson dated February 15, 2000
--------------------------------------------------------------------------------
Exhibit 8 -     List of subsidiaries of the Company
--------------------------------------------------------------------------------

                          EARTHWORKS INDUSTRIES INC.
                     (A Company in the Development Stage)
                       CONSOLIDATED FINANCIAL STATEMENTS
                       (Expressed in Canadian Dollars)
                  YEARS ENDED NOVEMBER 30, 1999, 1998, and 1997

                         EARTHWORKS INDUSTRIES INC.
                    (A Company in the Development Stage)
              INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
                      (Expressed in Canadian Dollars)
              YEARS ENDED NOVEMBER 30, 1999, 1998, and 1997


AUDITORS' REPORT AND COMMENTS BY AUDITORS
FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

CONSOLIDATED BALANCE SHEETS                                         Exhibit A

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
ACCUMULATED DURING THE DEVELOPMENT STAGE                            Exhibit B

CONSOLIDATED STATEMENTS OF CASH FLOWS                               Exhibit C

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY                     Exhibit D

CONSOLIDATED SCHEDULES OF ADMINISTRATION COSTS                      Schedule I

CONSOLIDATED SCHEDULES OF DEFERRED LANDFILL PROJECT COSTS           Schedule II

CONSOLIDATED SCHEDULES OF DEFERRED POWER PROJECT COSTS              Schedule III

CONSOLIDATED SCHEDULES OF DEFERRED EXPLORATION
EXPENDITURES                                                        Schedule IV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                AUDITORS' REPORT

To the Shareholders of Earthworks Industries Inc.
 (a Company in the development stage)
-------------------------------------------------

We have audited the consolidated balance sheets of Earthworks Industries Inc. as at November 30, 1999 and November 30, 1998, the consolidated statements of operations and deficit accumulated during the development stage, the consolidated statements of cash flows, the consolidated statements of shareholders' equity, the consolidated schedules of administration costs, deferred landfill project costs, deferred power project costs and deferred exploration expenditures for the years ended November 30, 1999, November 30, 1998, and November 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 1999 and November 30, 1998, and the results of its operations and its cash flows for the years ended November 30, 1999, November 30, 1998, and November 30, 1997, in accordance with generally accepted accounting principles. As required by the Company Act of the Province of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

                                                   /s/ Jones, Richards & Company

                                                   CERTIFIED GENERAL ACCOUNTANTS
Vancouver, British Columbia.
March 23, 2000

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by significant uncertainties, related to continuing operations, such as those referred to in the attached consolidated balance sheets as to November 30, 1999 and November 30, 1998, and as described in Note 1 to the consolidated financial statements. Our report to the shareholders dated March 23, 2000 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainties in the auditors' report when the uncertainties are adequately disclosed in the consolidated financial statements.

                                                   /s/ Jones, Richards & Company

                                                   CERTIFIED GENERAL ACCOUNTANTS
Vancouver, British Columbia.
March 23, 2000

                                                                       Exhibit A
                          EARTHWORKS INDUSTRIES INC.
                   (A Company in the Development Stage)
                         CONSOLIDATED BALANCE SHEETS
                      (Expressed in Canadian Dollars)

                                                              November 30,
                                                        ------------------------
                                                            1999        1998
                                                        ------------------------
                                     ASSETS
                                     ------
Current Assets
--------------
   Cash                                                  $    1,620  $      552
   Cash in trust                                              6,989       5,010
   Accounts receivable                                       12,408      13,572
   Due from related parties                                    -            216
   Prepaid expenses                                           4,305         672
   Share subscription receivable (Note 12e)                   6,000      87,630
                                                        ------------------------
                                                             31,322     107,652

Capital Assets (Notes 2e and 4)                               4,491       5,912

Cortina Landfill Project (Notes 2b and 5)                 2,252,189   1,894,915

Other Assets:
   Incorporation costs                                          700         700
   Royalty and Marketing Agreement (Notes 2d and 6)          30,000      32,000
   Deposits                                                   1,679       1,679
                                                        ------------------------
                                                         $2,320,381  $2,042,858
                                                        ========================

                                   LIABILITIES
                                   -----------
Current Liabilities
   Accounts payable and accrued liabilities              $  215,769  $  288,290
   Due to related parties                                    24,553      21,000
                                                        ------------------------
                                                            240,322     309,290
Convertible Loan Payable (Note 7)                           604,243     499,482

Long-Term Account Payable (Note 8)                          378,508     298,756

Private Placement Advances (Note 12a)                       136,949        -
                                                        ------------------------
                                                          1,360,022   1,107,528
                                                        ------------------------
                              SHAREHOLDERS' EQUITY
                              --------------------

Share Capital (Note 9)
   Authorized: 20,000,000 common shares
     without par value
   Issued and outstanding:
     7,062,091 common shares - 1999                       5,279,516        -
     6,246,640 common shares - 1998                            -      4,986,546
Deficit Accumulated During the
  Development Stage                                      (4,319,157) (4,051,216)
                                                        ------------------------
                                                            960,359     935,330
                                                        ------------------------
                                                         $2,320,381  $2,042,858
                                                        ========================
Approved on Behalf of the Board:

/s/ David B. Atkinson                         /s/ Deirdre Lydon
----------------------------------            ----------------------------------
Director                                      Director

   The accompanying notes are an integral part of these financial statements.

                                                                       Exhibit B
                          EARTHWORKS INDUSTRIES INC.
                   (A Company in the Development Stage)
             CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                  ACCUMULATED DURING THE DEVELOPMENT STAGE
                       (Expressed in Canadian Dollars)

                                                                                 Year Ended November 30,
                                                             ------------------------------------------------------------------
                                          Inception to                1999                  1998                   1997
                                          November 30,
                                              1999
                                        ---------------------------------------------------------------------------------------
TOTAL ADMINISTRATION COSTS                $  3,336,171              $    342,908           $    357,801           $    343,765
 INCURRED DURING THE YEAR (Schedule I)

OTHER ITEMS:
   Royalty revenue, net of amortized
    Royalty and Marketing Agreement
    cost ($2,000)                              (98,275)                  (32,803)               (27,421)               (21,058)
   Consulting revenue                          (46,000)                     -                      -                      -
   Gain on debt settlement                     (14,520)                     -                    (7,645)                  -
   Interest and miscellaneous income           (10,833)                   (8,206)                    (5)                (1,510)
   Gain on sale of capital assets               (8,723)                     -                      -                      -
   Bad debts (recovery)                          6,846                      -                     8,161                 (1,315)
   Write-off of investment in
      Bewilder Games                             7,750                      -                      -                      -
   Loss (Gain) on conversion of
      foreign currencies                        55,310                   (38,458)                51,097                 35,430
   Write-off advances regarding
      Cortina Project                           60,000                      -                      -                      -
   Loss on write-off of investments             63,300                      -                      -                      -
   Landfill project feasibility costs          233,925                      -                    88,434                 92,786
   Write-down and write-off of
      deferred CPC Cascade Power               288,616                      -                         1                288,615
      costs
   Write-off of capitalized costs
      related to the abandoned
      mineral properties                       376,927                      -                      -                      -
                                        ---------------------------------------------------------------------------------------

LOSS BEFORE DISCONTINUED OPERATIONS          4,250,494                   263,441                470,423                736,713

Loss from discontinued operations
  (Note 3b)                                     12,269                      -                     6,315                  5,954

Loss on disposal of CPC Cascade
  Power Corporation (Note 3b)                    3,126                      -                     3,126                   -
                                        ---------------------------------------------------------------------------------------

NET LOSS FOR THE YEAR                     $  4,265,889              $    263,441           $    479,864           $    742,667
                                        =======================================================================================

Basic Loss per Share                      $       -                 $      (0.04)          $      (0.88)          $      (0.15)
                                        =======================================================================================

Weighted Average Shares Outstanding               -                    6,841,823              5,693,752              4,796,206
                                        =======================================================================================

Increase in Deficit                       $ (4,265,889)             $   (263,441)          $   (479,864)          $   (742,667)
Deficit at Beginning of Year                      -                   (4,051,216)            (3,571,352)            (2,828,685)
Share Issue Costs                              (53,268)                   (4,500)                  -                      -
                                        ---------------------------------------------------------------------------------------
                                          $ (4,319,157)             $ (4,319,157)          $ (4,051,216)          $ (3,571,352)
                                        =======================================================================================

   The accompanying notes are an integral part of these financial statements.

                                                                       Exhibit C
                          EARTHWORKS INDUSTRIES INC.
                   (A Company in the Development Stage)
                  CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (Expressed in Canadian Dollars)

                                                                                 Year Ended November 30,
                                                             ------------------------------------------------------------------
                                          Inception to                1999                  1998                   1997
                                          November 30,
                                              1999
                                        ---------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
   Net loss for the year                  $ (4,265,889)             $   (263,441)          $   (479,864)          $   (742,667)
   Adjustments:
     Amortization                               27,520                     1,421                  1,862                  3,434
     Amortized royalty and
       marketing agreement cost                 10,000                     2,000                  2,000                  2,000
     Gain on sale of capital assets             (8,723)                     -                      -                      -
     Write-off of investment in
       Bewilder Games                            7,750                      -                      -                      -
     Loss (gain) on conversion
       of foreign currencies                    55,310                   (38,458)                51,097                 35,430
     Loss on write-off of
        investments                             63,300                      -                      -                      -
     Write-down and write-off of
        deferred CPC Cascade
        Power Project costs                    288,616                      -                         1                288,615
     Write-off of costs related
        to abandoned mineral
        properties                             376,927                      -                      -                      -
     Loss on disposal of CPC
        Cascade Power Corporation                3,098                      -                     3,098                   -
     Interest on convertible loan
        payable                                299,531                    81,781                113,710                 56,116
                                        ---------------------------------------------------------------------------------------
                                            (3,142,560)                 (216,697)              (308,096)              (357,072)

Increase (Decrease) in non-cash
  working capital items                      1,470,686                   113,629                352,462                 (4,034)
                                        ---------------------------------------------------------------------------------------
                                            (1,671,874)                 (103,068)                44,366               (361,106)
                                        ---------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
   Issue of share capital for cash           3,738,171                   185,250                164,251                162,800
   Proceeds on sale of mineral
     property for cash                          20,000                      -                      -                      -
   Proceeds on sale of capital assets           30,000                      -                      -                      -
   Disposal of CPC Cascade Power
     Corporation                                   (75)                     -                       (75)                  -
   Private placement advances                  136,949                   136,949                   -                   282,060
   Convertible loan payable                    304,712                    22,980                (15,588)                15,588
   Long term account payable                   311,235                    42,867                102,895                   -
                                        ---------------------------------------------------------------------------------------
                                             4,540,992                   388,046                251,483                460,448
                                        ---------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
   Acquisition cost of mineral
     properties                               (133,000)                     -                      -                      -
   Deferred exploration and
     development costs                         (88,927)                     -                      -                      -
   Investment in Bewilder Games Inc.            (7,750)                     -                      -                      -
   Acquisition cost of capital assets          (56,311)                     -                      (336)                (2,138)
   Incorporation costs                            (700)                     -                      -                      -
   Investment in ESM Management
     (Canada) Ltd.                             (43,300)                     -                      -                      -
   Investment in Cortina Project               (34,210)                     -                      -                      -
   Cortina Landfill Project
     deferred costs                         (2,150,706)                 (320,389)              (263,715)               (53,261)
   CPC Cascade Power Project
     deferred costs                           (288,616)                     -                      -                      -
   Deposits                                     (1,679)                     -                      -                     9,460
                                        ---------------------------------------------------------------------------------------
                                            (2,805,199)                 (320,389)              (264,051)               (45,939)
                                        ---------------------------------------------------------------------------------------
Gain (Loss) on conversion of
  foreign currencies                           (55,310)                   38,458                (51,097)               (35,430)
                                        ---------------------------------------------------------------------------------------
Increase (Decrease) in Cash                      8,609                     3,047                (19,299)                17,973
Cash at Beginning of Year                         -                        5,562                 24,861                  6,888
                                        ---------------------------------------------------------------------------------------
Cash at End of Year                       $      8,609              $      8,609           $      5,562           $     24,861
                                        =======================================================================================

   The accompanying notes are an integral part of these financial statements.

                               Exhibit D
                        EARTHWORKS INDUSTRIES INC.
                   (A Company in the Development Stage)
              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                      (Expressed in Canadian Dollars)

                                                       Issued Share Capital                              Total
                                                   ----------------------------
                                                                                      Retained        Shareholders'
                                                     Number of        Amount          Earnings          Equity
                                                       Shares           $             (Deficit)       (Deficiency)
                                                   -----------------------------    ---------------------------------
Balance at November 30, 1996                        4,706,289        $ 3,986,917      $(2,828,685)     $ 1,158,232
                                                   -----------------------------    ---------------------------------

Additions During the Year:
  - Exercise of stock options at
    $1.40 per share                                    57,500             80,500             -              80,500
  - Exercise of stock options at
    $0.78 per share                                    35,000             27,300             -              27,300
  - Exercise of share purchase
    warrants at $1.25 per share                        44,000             55,000             -              55,000
  - Increase in deficit                                  -                  -            (742,667)        (742,667)
                                                   -----------------------------    ---------------------------------
                                                      136,500            162,800         (742,667)        (579,867)
                                                   -----------------------------    ---------------------------------
Balance at November 30, 1997                        4,842,789          4,149,717       (3,571,352)         578,365
                                                   -----------------------------    ---------------------------------

Additions During the Year:
  - Private placement financing at
    $0.60 per unit (unit - one share and
    one warrant), net of share issue
    costs of $66,059                                1,000,000            533,941             -             533,941
  - Settlement of debt at $0.75 per share             403,851            302,888             -             302,888
  - Increase in deficit                                  -                  -            (479,864)        (479,864)
                                                   -----------------------------    ---------------------------------
                                                    1,403,851            836,829         (479,864)         356,965
                                                   -----------------------------    ---------------------------------
Balance at November 30, 1998                        6,246,640          4,986,546       (4,051,216)         935,330
                                                   -----------------------------    ---------------------------------

Additions During the Year:
  - Private placement financing at
    $0.30 per unit (unit - one share
    and one warrant), net of share
    issue costs of $3,750                             400,000            116,250             -             116,250
  - Finders fee at $0.30 per share                     15,000              4,500             -               4,500
  - Settlement of debt at $0.40
    per share                                         321,500            128,600             -             128,600
  - Settlement of debt at $0.75
    per share                                          75,000             56,250             -              56,250
  - Private placement financing at
     $0.50 per share                                  150,000             75,000             -              75,000
  - Cancel shares previously issued
    at $0.60 per share                               (146,049)           (87,630)            -             (87,630)
  - Share issue costs                                    -                  -              (4,500)          (4,500)
  - Increase in deficit                                  -                  -            (263,441)        (263,441)
                                                   -----------------------------    ---------------------------------
                                                      815,451            292,970         (267,941)          25,029
                                                   -----------------------------    ---------------------------------

Balance at November 30, 1999                        7,062,091        $ 5,279,516      $(4,319,157)     $   960,359
                                                   ==================================================================

   The accompanying notes are an integral part of these financial statements.

                                 Schedule I
                          EARTHWORKS INDUSTRIES INC.
                     (A Company in the Development Stage)
                CONSOLIDATED SCHEDULES OF ADMINISTRATION COSTS
                        (Expressed in Canadian Dollars)

                                                                                 Year Ended November 30,
                                                             ------------------------------------------------------------------
                                          Inception to                1999                  1998                   1997
                                          November 30,
                                              1999
                                        ---------------------------------------------------------------------------------------

Amortization                              $      26,287             $      1,421           $      1,862           $      2,201
Bad debts                                       281,515                     -                      -                      -
Bank charges and interest                       335,688                   92,068                 65,703                 97,035
Consulting                                      831,991                   55,010                 85,554                 71,000
Insurance                                        12,349                    1,788                  1,788                  1,788
Licenses, taxes and fees                          9,224                    1,208                  1,179                  1,117
Management fees                                 498,466                   68,948                 68,843                 36,000
Office and administration                       159,651                    8,938                 10,299                 10,208
Printing and graphics                            39,055                    1,287                  1,426                  1,410
Professional fees                               557,349                   48,212                 40,253                 42,792
Promotion                                        44,792                      504                    810                  1,859
Rent                                            194,808                   34,619                 46,780                 33,828
Stock exchange fees                              69,567                    5,080                  5,208                  6,040
Telephone                                       116,216                   13,513                 14,930                 26,766
Transfer agent                                   65,351                    6,569                  4,801                  6,351
Travel                                           93,862                    3,743                  8,365                  5,370
                                        ---------------------------------------------------------------------------------------
TOTAL ADMINISTRATION COSTS INCURRED       $   3,336,171             $    342,908           $    357,801           $    343,765
DURING THE YEAR
                                        =======================================================================================

   The accompanying notes are an integral part of these financial statements.

                                Schedule II
                          EARTHWORKS INDUSTRIES INC.
                     (A Company in the Development Stage)
           CONSOLIDATED SCHEDULES OF DEFERRED LANDFILL PROJECT COSTS
                         (Expressed in Canadian Dollars)

                                                                                 Year Ended November 30,
                                                             ------------------------------------------------------------------
                                          Inception to                1999                  1998                   1997
                                          November 30,
                                              1999
                                        ---------------------------------------------------------------------------------------
Deferred Landfill Project Costs:
   Consulting                             $     745,795             $    164,625           $    232,139           $     94,658
   Drilling                                     220,765                     -                      -                      -
   Environmental study                           39,071                     -                      -                      -
   Geologist                                    187,456                     -                      -                      -
   Legal                                        252,967                   46,742                 39,913                    854
   Mapping and surveys                           14,191                     -                      -                      -
   Marketing study                              101,297                     -                      -                      -
   Project engineering                          720,920                   96,928                100,365                 87,445
   Public relations                              76,148                   41,628                   -                       197
   Seismic logistics                             21,731                     -                      -                      -
   Travel                                        71,563                    7,351                 10,120                  7,774
                                        ---------------------------------------------------------------------------------------
Total costs incurred during the year          2,451,904                  357,274                382,537                190,928

Balance of costs at beginning of year              -                   1,860,705              1,566,602              1,468,460
Landfill project feasibility costs             (233,925)                    -                   (88,434)               (92,786)
                                        ---------------------------------------------------------------------------------------
Balance of costs at end of year           $   2,217,979             $  2,217,979           $  1,860,705           $  1,566,602
                                        =======================================================================================

   The accompanying notes are an integral part of these financial statements.

                                Schedule III
                          EARTHWORKS INDUSTRIES INC.
                     (A Company in the Development Stage)
             CONSOLIDATED SCHEDULES OF DEFERRED POWER PROJECT COSTS
                       (Expressed in Canadian Dollars)

                                                                                         Year Ended
                                                             ------------------------------------------------------------------
                                          Inception to                1999                  1998                   1997
                                          November 30,
                                              1999
                                        ---------------------------------------------------------------------------------------
Deferred Power Project Costs:
   Consulting                             $     202,500             $       -              $       -              $       -
   Staking costs                                  2,437                     -                      -                      -
   Travel                                         1,911                     -                      -                      -
                                        ---------------------------------------------------------------------------------------
Total costs incurred during the year            206,848                     -                      -                      -

Expense recovery                                 (3,232)                    -                      -                      -
Cost of feasibility studies acquired             85,000                     -                      -                      -
Balance of costs at beginning of year              -                        -                         1                288,616
Write-down of costs                            (288,616)                    -                        (1)              (288,615)
                                        ---------------------------------------------------------------------------------------
Balance of costs at end of year           $        -                $       -              $       -              $          1
                                        =======================================================================================

   The accompanying notes are an integral part of these financial statements.

                                 Schedule IV
                          EARTHWORKS INDUSTRIES INC.
                     (A Company in the Development Stage)
           CONSOLIDATED SCHEDULES OF DEFERRED EXPLORATION EXPENDITURES
                        (Expressed in Canadian Dollars)

                                                                                        Year Ended
                                                             ------------------------------------------------------------------
                                          Inception to                1999                  1998                   1997
                                          November 30,
                                              1999
                                        ---------------------------------------------------------------------------------------
Deferred Exploration Expenditures:
   Accommodation and meals                $         393             $       -              $       -              $       -
   Assays                                         4,817                     -                      -                      -
   Drafting                                         525                     -                      -                      -
   Engineer and supervision                      11,810                     -                      -                      -
   Equipment rental                               2,910                     -                      -                      -
   Geologist and staking costs                   11,419                     -                      -                      -
   Gridlines and sampling                        13,500                     -                      -                      -
   Labour                                         1,608                     -                      -                      -
   Magnetometer survey                            3,800                     -                      -                      -
   Recording fees                                 3,986                     -                      -                      -
   Supplies                                         521                     -                      -                      -
   Travel                                           138                     -                      -                      -
   Trenching                                     33,500                     -                      -                      -
                                        ---------------------------------------------------------------------------------------
Total costs incurred during the year             88,927                     -                      -                      -

Balance at beginning of year                       -                        -                      -                      -
Write-off of costs related to
  abandoned mineral properties                  (88,927)                    -                      -                      -
                                        ---------------------------------------------------------------------------------------
Balance at end of year                    $        -                $       -              $       -              $       -
                                        =======================================================================================

   The accompanying notes are an integral part of these financial statements.

                          EARTHWORKS INDUSTRIES INC.
                     (A Company in the Development Stage)
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             NOVEMBER 30, 1999
                            (NOVEMBER 30, 1998)

1.   OPERATIONS, GOING CONCERN

Earthworks Industries Inc. (the "Company") is in the process of investigating the environmental impact of a landfill project through its wholly-owned subsidiary, Cortina Integrated Waste Management, Inc. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The continued operations of the Company and the recoverability of the amount shown for the landfill project is dependent upon the ability of the Company to successfully complete an environmental impact study, obtain necessary financing to complete the development of the landfill operation and commence future profitable operations. The Company had the following deficits and working capital deficiencies as at the following dates:

                                                       Working capital
     Date                       Deficit                  (deficiency)
    -------------------------------------------------------------------------
    November 30, 1999         $ 4,319,157                $ (209,000)
    November 30, 1998         $ 4,051,216                $ (201,638)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.  Basis of Presentation
    ---------------------

    The consolidated financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada, and except as disclosed in Note 13 below, are also in accordance in all material respects with those in the United States. For United States accounting and reporting purposes, the Company is considered to be in the development stage and the accompanying consolidated financial statements are those of an development stage enterprise.

b.  Deferred Costs
    --------------

    The Company is in the environmental impact statement stage with respect to its investment in a landfill project and accordingly follows the practice of capitalizing all costs related to the project, until such time as the project is put into commercial use, sold or abandoned. If commercial use commences, the capitalized costs will be amortized over the projects estimated years of useful life. If the project is abandoned, the related capitalized costs will be written-off to deficit.

c.  Values
    ------

    The amounts shown for the Cortina Landfill Project represent costs to date and are not intended to reflect present or future values.

d.  Royalty and Marketing Agreement
    -------------------------------

    The Royalty and Marketing Agreement, described in Note 6 below, represents the right of the Company to receive royalties from a contaminated materials remediation process and is valued at the lower of cost or estimated recoverable amount. The related acquisition costs were being amortized on a straight-line basis over their remaining life to August 15, 2014.

e.  Capital Assets and Amortization
    -------------------------------

    Capital assets are carried at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following annual rates:

                     Computer equipment                  30%
                     Equipment and office furniture      20%

f.  Translation of Foreign Currencies
    ---------------------------------

    Foreign currencies have been translated into Canadian funds using the temporal method, as follows:

      i. Monetary items, at the rate of exchange prevailing as at the consolidated balance sheet date.
     ii.   Non-monetary items, at the historical rate of exchange.
    iii. Revenue and costs, at the period average within which the transaction occurred.

g.  Incentive Stock Option Plan
    ---------------------------

    The Company has not adopted a formal incentive stock option plan, but has granted stock options as described in Note 9 below. No compensation expense is recognized when shares are issued or stock options are granted. Any consideration paid by individuals on exercise of stock options or purchase of shares is credited to share capital.

h.  Financial Instruments
    ---------------------

    The Company's consolidated financial instruments consist of cash, cash in trust, accounts receivable, share subscriptions receivable, amounts due from and to related parties and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these consolidated financial instruments. The fair values of these consolidated financial instruments approximate their carrying value, unless otherwise noted.

i.  Use of Estimates
    ----------------

    The preparation of consolidated financial statements, in conformity with generally accepted accounting principles, requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

3.  CONSOLIDATION OF FINANCIAL STATEMENTS

    a. The consolidated financial statements include the accounts of Cortina Integrated Waste Management, Inc., a wholly-owned subsidiary incorporated in the State of California on July 20, 1994.

    b. In addition, the comparative consolidated financial statements dated to November 30, 1998 include the accounts of CPC Cascade Power Corporation ("CPC"), a former wholly-owned subsidiary incorporated in the Province of British Columbia on October 15, 1991, acquired by the Company effective October 17, 1994, for the period to April 16, 1998, the effective date of disposition.

       By an Agreement dated April 16, 1998, the Company disposed of it 100% interest in CPC for consideration of being released and discharged from any claims, other obligations or liabilities pursuant to the original Purchase Agreement dated September 27, 1994 (effective October 17, 1994).

       At April 16, 1998, the effective date of disposition, the net assets of CPC and the loss on disposition were as follows:

                  Cash                            $            75
                  Other current assets                         28
                  Other capital assets                      3,023
                                                   --------------
                                                            3,126
                  Proceeds on disposition                    -
                                                   --------------
                  Loss on disposal of CPC         $         3,126
                                                   ==============

       The loss from discontinued operations consists of:

                  Bank charges                    $            38
                  Consulting fees                           4,500
                  Professional fees                           196
                  Telephone                                   121
                  Travel                                    1,460
                                                   --------------
                                                  $         6,315
                                                   ==============


4.   CAPITAL ASSETS

                                     Accumulated     1999 Net       1998 Net
                            Cost     Amortization    Book Value     Book Value
                        --------------------------------------------------------
     Computer equipment $  16,187     $  14,516      $   1,671     $   2,387
     Equipment and
     office furniture       8,060         5,240          2,820         3,525
                        --------------------------------------------------------
                        $  24,247     $  19,756      $   4,491     $   5,912
                        ========================================================

5.   CORTINA LANDFILL PROJECT

By a Memorandum of Agreement dated June 13, 1993 (amended and extended November 30, 1993, March 4, 1994, and August 23, 1994), and a Solid Waste Management Development Agreement dated March 31, 1995 (amended October 31, 1995), the Company completed a feasibility study for a landfill project, negotiated the Business Lease dated October 31, 1995 (described below) and is currently in the process of preparing an environmental impact statement for its landfill project located on the Cortina Indian Rancheria in Colusa County, California. Total consideration consists of:

                                                     1999              1998
                                                  ------------------------------

         - Cash paid to date (US$25,000)            $   34,210      $   34,210
         - Deferred project costs incurred
           by the Company                            2,217,979       1,860,705
                                                  ------------------------------
                                                    $2,252,189      $1,894,915
                                                  ==============================

By a Business Lease dated October 31, 1995 ("the lease"), with the Cortina Band of Wintun Indians of Sacramento, California, the Company acquired lands located within the Cortina Indian Rancheria in Colusa County, California, for the purpose of developing and operating a sanitary landfill and a materials recovery facility for an initial term of twenty-five (25) years (with a renewal term of an additional twenty-five (25) years), commencing on the date the lease is approved by the Secretary of State for the Interior ("the Secretary"), for consideration of:

(i) US$10,000 payable within 21 days of the lease being approved by the Secretary.
(ii) US$15,000 per month commencing the first month following the month in which commercial production commences, with monthly payments being indexed on an annual basis according to increases in the Cost of Living Index as published by the United States Government.
(iii) Fees equal to 3% of gross revenue on the first 150,000 tonnes of waste received in a fiscal year, and 5% of gross revenue for waste in excess of 150,000 tonnes received in a fiscal year, to be calculated and paid monthly.

As consideration for entering into the Memorandum of Agreement dated August 23, 1994, with the Cortina Indian Rancheria ("the Tribe") with regard to the Cortina Landfill Project, described above, the Company agrees to pay all the Tribe's reasonable attorney fees and costs incurred by Tribal officials and attorneys in carrying out their obligations under this Agreement.

This Agreement and the project are subject to the approval of an environmental impact study by the Bureau of Indian Affairs and approval of the Business Lease by the Secretary of the Interior of the United States.

6.   ROYALTY AND MARKETING AGREEMENT

                                     Accumulated     1999 Net       1998 Net
                            Cost     Amortization    Book Value     Book Value
                        --------------------------------------------------------
     Capitalized
     acquisition costs  $  40,000     $  10,000      $  30,000     $  32,000
                        ========================================================

By a Memorandum of Understanding dated August 15, 1994 (amended March 13, 1995), (effective August 1, 1994 through August 15, 2014), with Solucorp Industries Ltd. ("Solucorp") and E.S.M. Industries (Canada) Inc., the Company acquired the right to receive royalties from a contaminated materials remediation process totalling Can$1.00 or US$1.00, as the case may be, for each tonne of contaminated material treated in Canada or the United States using the remediation process. In addition, the Company received the non-exclusive right to market the process in Canada and the United States with any new Agreements arising from such marketing efforts resulting in an additional royalty of Can$1.00 or US$1.00 as is applicable (for a total royalty of Can$2.00 or US) for each tonne of material processed under the new Agreements.

Total consideration for this Memorandum of Understanding consists of:
- The parties agree to cancel all previous Agreements and the Company cancels its right to recover $63,000 paid as part of those Agreements.
- 50,000 shares of the Company's capital stock issued at a deemed price of price of $0.80 per share to Solucorp on receipt of regulatory approval of the Agreement (issued).
- 200,000 shares of the Company's capital stock is to be issued to Solucorp, in minimum blocks of 50,000 shares, on an earn-out basis of one (1) share for each Can$1.00 or equivalent of royalty received. To date, none of these shares have been issued.

Twenty-five percent (25%) of royalty revenue may be applied to reduce the Convertible Loan Payable, as described in Note 7 below.

7.   CONVERTIBLE LOAN PAYABLE

                                          Can $                    US $
                                -----------------------  -----------------------
                                   1999          1998       1999        1998
                                -----------------------  -----------------------
     Loan advances              $  304,712   $  281,732  $  238,025  $  208,821
     Accrued interest              299,531      217,750     171,770     116,935
                                -----------------------  -----------------------
                                $ 604,243    $ 499,482   $  409,795  $  325,756
                                =======================  =======================

The Company entered into a Convertible Loan Agreement dated September 5, 1995 (amended October 20, 1995), for the provision of a maximum US$1,000,000 funding towards the Company's Cortina Landfill Project as described in Note 5 above.
The convertible loan, secured by a General Security Agreement dated October 12, 1995, is due October 20, 2000, bears interest at the rate of 15% per annum, compounded semi-annually, with payment in US dollars limited to 25% of royalties received under the Memorandum of Understanding described in Note 6 above. (To date none of the royalties have been applied by the creditor to reduce the loan balance.) The obligation to pay interest was to be cancelled if the loan was converted as described below.

All or a portion of the outstanding principal amount could have been converted into shares of the Company or an ownership interest in the Landfill Project on the following basis:

a. For each amount which was advanced on or before September 20, 1996 (US$208,821), and which if converted within one (1) year of its payment date, into shares of the Company at a price of $2.02 per share, and for each year thereafter, measured from its payment date, the conversion price would have escalated $0.25 per share.

    For each amount which was advanced after September 26, 1996 and if converted within one (1) year after its payment date, into shares of the Company at an amount equal to the closing price of the Company's shares on the Canadian Venture Exchange one (1) trading day immediately prior to the payment date. Each year thereafter, measured from the payment date, the conversion price would have escalated $0.25 per share.

b. Provided not less than US$400,000 was loaned, into an ownership interest in the Landfill Project on the basis of a 1% interest for each US$40,000 loaned.

    Effective November 10, 1998, the Company issued a Notice of Default to the lender for failure to loan or advance funds to the Company on or before the due dates required by the Convertible Loan Agreement, thereby terminating the lender's right to advance further funds under the existing Agreement described above.

    Due to the inability of management to reasonably estimate the amount and timing of future royalty revenues, as described in Note 6 above, no estimate of a current portion has been made.

8.  LONG-TERM ACCOUNT PAYABLE

    The Company entered into a Memorandum of Understanding ("MOU") with Pacific Waste Services Inc.("P.W.S.") (formerly James A. Wyse, Inc.), of San Ramon, California, whereby P.W.S. has been granted an option to acquire a maximum 25% equity interest in the Company's subsidiary, Cortina Integrated Waste Management, Inc. ("Cortina"). The option is exercisable upon Cortina obtaining a permit to build and operate facilities on the landfill site for total consideration to be established at the time initial site construction is completed. Under the terms of the MOU, P.W.S. agrees to allocate 50% of its direct labour amounts billed to Cortina, in addition to cash advances made to the project on behalf of Cortina, to the purchase of this equity position. To November 30, 1999, $378,508 (US$256,703)(1998- $298,756 (US$194,845)) of amounts owing to P.W.S. are available for the purchase of equity in Cortina. As it cannot be established that the permit to build and operate a facility on the landfill site will be received within the next fiscal year, this portion of amounts owing to P.W.S. has been classified as a long-term liability.

9.   SHARE CAPITAL

     The authorized share capital of the Company is 20,000,000 shares without par value.

     The Company has issued shares of its capital stock as follows:

                                                                                Number of           Amount
              Fiscal Period                        Consideration                  Shares               $
     -------------------------------------------------------------------------------------------------------
     1984                                               Cash                  493,850            $     88,940
     1984                                           Cash (escrow)             750,000                   7,500
                                                                           ------------------------------------
     Balance Dec. 31, 1984 and Nov. 30, 1985                                1,243,850                  96,440
     1986                                               Cash                  485,500                 133,925
                                                                           ------------------------------------
     Balance November 30, 1986                                              1,729,350                 230,365
     1987                                               Cash                  226,500                 103,455
     1987                                         Mineral Property            200,000                 140,000
                                                                           ------------------------------------
     Balance November 30, 1987                                              2,155,850                 473,820
     1988                                               Cash                  706,000                 134,200
     1988                                         Mineral Property            100,000                  17,000
                                                                           ------------------------------------
     Balance November 30, 1988                                              2,961,850                 625,020
     1989                                               Cash                  621,000                 101,650
                                                                           ------------------------------------
     Balance November 30, 1989                                              3,582,850                 726,670
                                                                           ------------------------------------
     1990                                    Share Consolidation 2.5:1      1,433,140                    -
                                                                           ------------------------------------
     Balance November 30, 1990                                              1,433,140                 726,670
     1991                                               Cash                1,458,767                 229,600
     1991                                           Cash (escrow)             309,375                   7,734
     1991                                               Debt                  237,334                  48,915
     1991                                         Mineral Property            100,000                  18,000
     1991                                            Agency Fee               100,000                  18,000
                                                                           ------------------------------------
     Balance November 30, 1991                                              3,638,616               1,048,919
     1992                                               Cash                1,113,340                 282,770
     1992                                     Subscriptions Receivable        829,280                 233,873
     1992                                         Equipment Lease             100,000                  20,000
                                                                           ------------------------------------
     Balance November 30, 1992                                              5,681,236               1,585,562
                                                                           ------------------------------------
     1993                                      Share Consolidation 5:1      1,136,247                    -
     1993                                               Cash                   96,500                  85,015
                                                                           ------------------------------------
     Balance November 30, 1993                                              1,232,747               1,670,577
     1994                                               Cash                1,219,000                 340,150
     1994                                               Debt                  330,340                 127,745
     1994                                            Finders Fee              115,000                  31,050
                                                                           ------------------------------------
     Balance November 30, 1994                                              2,897,087               2,169,522
     1995                                               Cash                  717,400                 674,865
     1995                                           Cash (escrow)             253,125                  12,656
     1995                                               Debt                   97,327                 107,060
     1995                                            Investment                50,000                  40,000
                                                                           ------------------------------------
     Balance November 30, 1995                                              4,014,939               3,004,103
     1996                                               Cash                  527,000                 653,720
     1996                                               Debt                  152,000                 311,376
     1996                                        Share Issue Costs             12,350                  17,718
                                                                           ------------------------------------
     Balance November 30, 1996                                              4,706,289               3,986,917
     1997                                               Cash                  136,500                 162,800
                                                                           ------------------------------------
     Balance November 30, 1997                                              4,842,789               4,149,717
     1998                                               Cash                1,000,000                 533,941
     1998                                               Debt                  403,851                 302,888
                                                                           ------------------------------------
     Balance November 30, 1998                                              6,246,640               4,986,546
     1999                                               Cash                  530,000                 185,250
     1999                                               Debt                  396,500                 184,850
     1999                                           Finders Fee                15,000                   4,500
     1999                                      Subscriptions Cancelled       (126,049)                (81,630)
                                                                           ------------------------------------
     Balance November 30, 1999                                               7,062,091           $  5,279,516
                                                                           ====================================

     Stock Options:
     -------------

The Company currently has no formal long-term incentive plans other than incentive stock options granted from time to time by the Board of Directors.

A summary of the status of the Company's stock options as of November 30, 1999 and 1998, and changes during the years then ended is as follows:

                                      1999                        1998
                              --------------------------------------------------
                                             Weighted                   Weighted
                                              Average                    Average
                                             Exercise                   Exercise
                                Shares          Price        Shares        Price
                              --------------------------------------------------

Options Outstanding,
  beginning of year            575,500          $0.74        400,500       $0.74
Granted                           -               -          175,000        0.72
Exercised                         -               -             -            -
Forfeited/cancelled               -               -             -            -
                              --------------------------------------------------
Options Outstanding,
  end of year                  575,500          $0.40        575,500       $0.74
                              ==================================================

By a Directors resolution dated January 7, 1999, the exercise price of all outstanding stock options was reduced to $0.40 per share.

The Company has outstanding stock options to acquire 575,500 shares of the Company's capital stock as follows:

            Number                  Exercise Price     Expiry Date
       -------------------------------------------------------------------------
           131,500                    $0.40            August 10, 2000
           100,000                    $0.40            March 6, 2002
           169,000                    $0.40            August 7, 2002
           175,000                    $0.40            March 5, 2004
        ------------
           575,500
        ============

Warrants:
--------

The Company has outstanding 400,000 share purchase warrants exercisable to acquire 400,000 shares of the Company's capital stock at a price of $0.40 per share on or before January 11, 2000 (subsequently expired).


10.  REMUNERATION OF DIRECTORS AND SENIOR OFFICERS

   a. Directors fees totalling $9,000 (1998 - $15,750) were incurred with a Director for services rendered. At November 30, 1999, an amount totalling $8,250 remains as due to related parties.

   b. Consulting fees totalling $1,500 (1998 - $15,000) were incurred with a Director for services rendered. At November 30, 1999 an amount totalling $Nil (1998 - $10,500) remains as due to related parties.

11.  RELATED PARTY TRANSACTIONS

   a. Management fees totalling $68,948 (1998 - $ 68,843) and consulting fees totalling $12,000 (1998 - Nil) were paid to a corporation controlled by the President of the Company. At November 30, 1999, an amount totalling $4,264 (1998 - $216) remains as due to/from related parties for net advances made.

   b. Consulting fees totalling $9,000 (1998 -$5,250) were incurred with a corporation controlled by a Director of the Company. At November 30, 1999 an amount totalling $7,930 (1998 - $5,250) remains as due to related parties.

   c. The Agreement dated April 16, 1998 with regard to the sale of CPC Cascade Power Corporation, described in note 3b above, is with a Director of the Company.


12.  SUBSEQUENT EVENTS

   a. The Company issued 600,000 units at a price of $0.25 per unit to complete a private placement financing. Each unit consists of one (1) share and one
      (1) non-transferable share purchase warrant exercisable to acquire one (1) additional share at a price of $0.30 per share for one (1) year.

   b. The Company issued 217,000 shares at a price of $0.40 per share for a total consideration of $86,800 for the exercise of stock options.

   c. The Company issued 288,000 shares for the exercise of share purchase warrants as follows: 155,000 shares at a price of $0.40 per share for a total consideration of $62,000; and 133,000 shares at a price of $0.30 per share for a total consideration of $39,900.

   d. By a Settlement and Release Agreement dated November 1, 1999, the Company received and cancelled, effective January 5, 2000, a total of 60,000 shares of the Company's capital stock in settlement of amounts receivable totalling $90,000, which had been previously reserved as a doubtful account. The amount recovered is to be recorded as a reductions of share capital and a bad debt recovery for the year ended November 30, 2000. The shares have been returned to treasury.

   e. Share subscriptions receivable totalling $6,000 were received subsequent to the year end.


13.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

As disclosed in Note 2a, these consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which conform in all material respects with those of the United States, except as follows:

   a. Escrow Shares
      -------------

      Three hundred and seventy-five thousand (375,000) contingently cancelable escrow shares are excluded from the weighted average number of shares for the calculation of earnings (loss) per share under U.S. G.A.A.P.:

                                 CAN. G.A.A.P.                 U.S. G.A.A.P.
                         --------------------------  ---------------------------
                           Weighted                    Weighted
                           Average         Basic       Average          Basic
                          Number of        Loss       Number of         Loss
                           Shares           per        Shares            per
                         Outstanding       Share     Outstanding        Share
                         --------------------------  ---------------------------

      November 30, 1999   6,841,823        $(0.04)     6,466,823         $(0.04)
      November 30, 1998   5,693,752        $(0.08)     5,318,752         $(0.09)
      November 30, 1997   4,796,206        $(0.15)     4,421,206         $(0.17)

   b. Landfill Project Costs
      ----------------------

      Under U.S. G.A.A.P., development expenditures are not capitalized and are recorded as an expense as incurred on the Company's consolidated financial statements of operations and deficit accumulated during the development stage.

      The application of U.S. G.A.A.P., as described above, would have the following approximate effect on net loss, loss per share.

                                             November 30,                    November 30,                  November 30,
                                                  1999                            1998                          1997
                                     ---------------------------------------------------------------------------------------------
      Net loss as reported on the
      consolidated statements of
      operations and deficit
      accumulated during the
      development stage.                   $     (263,441)                 $     (470,423)               $     (736,713)

      Item increasing reported
       net loss:
      Landfill development
       expenditures                              (357,274)                       (294,103)                      (98,142)
                                     ---------------------------------------------------------------------------------------------
      Approximate net loss -
       U.S. G.A.A.P.                       $     (620,715)                 $     (764,526)               $     (834,855)
                                     =============================================================================================
      Weighted average shares
       outstanding - U.S. G.A.A.P.              6,466,823                       5,318,752                     4,421,206
                                     =============================================================================================

      Approximate net loss per
       share U.S. G.A.A.P.                 $        (0.10)                 $        (0.14)               $        (0.19)
                                     =============================================================================================

                                             November 30,           November 30,
                                                  1999                  1998
                                     -------------------------------------------
      Total assets as reported
       in the balance sheet                $    2,320,381        $    2,042,858
      Items increasing (decreasing)
       reported total assets:
        Cortina Landfill Projects
         Costs                                 (2,252,189)           (1,894,915)
                                     -------------------------------------------

      Approximate total assets -
       U.S. G.A.A.P.                        $      68,192         $     147,943
                                     ===========================================

                                             November 30,           November 30,
                                                  1999                  1998
                                     -------------------------------------------
      Shareholders' Equity as
       reported in the balance
       sheet                               $      960,359        $      935,330

      Items increasing (decreasing)
       reported shareholders equity:
         Cortina Landfill Projects
          Costs                                (2,252,189)           (1,894,915)
                                     -------------------------------------------
      Approximate shareholders'
       equity (deficiency) - U.S.
       G.A.A.P.                            $   (1,291,830)       $     (959,585)
                                     ===========================================


14.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.

Exhibit 4-B





                            FIRST AMENDED AND RESTATED
                              BUSINESS LEASE BETWEEN

              CORTINA BAND OF WINTUN INDIANS AND CORTINA INTEGRATED
                             WASTE MANAGEMENT, INC.

Page i

                                TABLE OF CONTENTS


                                                                            Page


RECITALS                                                                       1
--------
   TERMS AND CONDITIONS                                                        2
   1.     Definitions.                                                         2
   2.     Purpose; Obligation; Lease Relationship.                            11
   3.     Development Expenses.                                               15
   4.     Initial Term.                                                       15
   5.     Renewal Term.                                                       16
   6.     Reasonableness; Good Faith.                                         16
   7.     Rentals and Royalties.                                              16
   8.     Accounting and Audits.                                              18
   9.     Representations and Warranties.                                     19
  10.     Performance Bonds.                                                  25
  11.     Improvements.                                                       26
  12.     Construction; Maintenance.                                          27
  13.     Delay or Omission.                                                  27
  14.     Post-Closure Maintenance.                                           27
  15.     Trust Fund.                                                         28
  16.     Companies Bonding and Insuring.                                     28
  17.     CIWMI's Remedial Action.                                            29
  18.     Assignment; Transfer; Encumbrance.                                  31
  19.     Agreements for Roads and Utility Services.                          32
  20.     Taxes; Assessments; Utility Charges.                                33
  21.     The Band's Right to Perform CIWMI's Covenants.                      34
  22.     Time of the essence.                                                35
  23.     Default, Cancellation of Lease.                                     35
  24.     Prohibition Against Hazardous Waste; Indemnification.               38
  25.     Insurance.                                                          42
  26.     Holding Over.                                                       44
  27.     Termination of Federal Trust.                                       44
  28.     CIWMI's Obligations to the Band and the United States.              44
  29.     Best Efforts.                                                       45
  30.     Payments and Notices.                                               45
  31.     Inspection and Testing.                                             45
  32.     Indian Preference.                                                  46
  33.     Interest of Member of Congress.                                     46
  34.     Tax Immunity.                                                       46
  35.     Currency.                                                           47
  36.     Validity.                                                           47
  37.     Non-Responsibility Notices.                                         47

Page ii

  38.     Severability.                                                       47
  39.     Construction; Contractu Situ.                                       47
  40.     Entire Agreement; Modification.                                     48
  41.     Headings.                                                           48
  42.     Gender, Number.                                                     48
  43.     Arbitration.                                                        48
  44.     Limited Waiver of Immunity.                                         49
  45.     Attorney's Fees.                                                    49
  46.     Binding Provisions.                                                 49

                     FIRST AMENDED AND RESTATED BUSINESS LEASE

          THIS FIRST AMENDED AND RESTATED BUSINESS LEASE ("Lease") is made and
entered into this        day of               , 2000 by and between THE CORTINA
                 --------      ---------------
BAND OF WINTUN INDIANS ("Band"), formally known as the Cortina Indian Rancheria of Wintun Indians of California,, whose address is 1275 Halyard Dr. West, Suite 100, Sacramento, CA 95691, and CORTINA INTEGRATED WASTE MANAGEMENT, INC. ("CIWMI"), a California corporation and wholly owned subsidiary of Earthworks Industries, Inc. of Vancouver, Canada, which expression shall include its assigns and successors in interest, whose address is 12925 Alcosta Boulevard, Suite 1, San Ramon, California, 94583, under the provisions of the Act of August 9, 1955, 69 Stat. 539, codified as amended at 25 U.S.C. 415, and as supplemented by Part 162 - Leasing and Permitting, of the Code of Federal Regulations ("CFR"), Title 25, and any amendments thereto relative to business leases on trust or restricted lands.

                                    RECITALS
                                    --------

     WHEREAS the Band, a federally recognized Indian tribal government, wishes to have developed on its lands, subject to the exclusive jurisdiction of the Band, within the Cortina Indian Rancheria ("Rancheria") an integrated solid waste management facility ("Facility") consisting of a municipal solid waste landfill ("Landfill"), a materials recovery facility ("MRF"), a composting facility, and Petroleum-Contaminated Soil Bioremediation project;

     WHEREAS a Facility is to be constructed and operated on certain lands leased by the Band to the CIWMI, and CIWMI wishes and intends to act as developer and operator of the Facility pursuant hereto;

     WHEREAS, on March 31, 1995, CIWMI and the Band executed an Environmental Certification and Indemnification Agreement as consideration for the development and execution of a Business Lease;

     WHEREAS, on October 31, 1995, CIWMI and the Band executed a Business Lease for properties described therein for construction, operation, maintenance, closure, and post-closure maintenance of the Facility;

     WHEREAS, the CIWMI and the Band have discovered that there are problems with the Environmental Certification and Indemnification Agreement and the Business Lease as drafted, and changes need to be made to ensure that the plans and intent of CIWMI and the Band may effectively carried out; and

     WHEREAS both CIWMI and the Band believe that it is in their best interests to execute contemporaneously a First Amended and Restated Environmental Certification and Indemnification and a First Amended and Restated Business Lease;

     NOW, THEREFORE, in consideration of the Recitals hereinabove mentioned and the terms, conditions, covenants, and warranties hereinafter mentioned to be kept, honored, and performed by the parties, it is hereby agreed as follows:

                              TERMS AND CONDITIONS
                              --------------------

1.   Definitions.
     -----------

     A. "Agreements" means this First Amended and Restated Business Lease and the First Amended and Restated Environmental Certification and Indemnification.

     B.  "Band" means the Cortina Band of Wintun Indians.

     C. "CIWMI" means Cortina Integrated Waste Management, Inc., a California corporation and wholly owned subsidiary of Earthworks Industries, Inc. of Vancouver, Canada.

     D. "Closure" means the termination of receiving, handling, recycling, treatment, composting, or disposal of Solid Waste at a Solid Waste facility, and such operations as may be necessary to prepare the facility for post-closure maintenance.

     E. "Composting facility" means facility for the biological acceleration of natural decomposition of organic waste.

     F. "Commencement Date" means the date on which this Lease is approved by the Secretary.

     G. "De Minimis Amounts" means, with respect to any given level of Hazardous Waste, such level or quantity of Hazardous Waste (in any form or combination of forms) that (1) does not constitute a violation of any Environmental Requirements and (2) is customarily employed in, or associated with, commercial, retail, and/or residential facilities in California.

     H. "Environmental Damages" means all claims, causes of action, proceeding, complaints, judgments, damages, losses, penalties, fines, liabilities (including strict liability), encumbrances, liens, and costs and expenses of investigation and defense of any claim (whether or not such claim is ultimately defeated), and settlement of any claim or judgement, of whatever kind or nature, contingent or otherwise, matured or unmatured, foreseeable or unforeseeable, including but not limited to reasonable attorneys' fees and disbursements and consultants' and experts' fees, any of which arise out of or are incurred at any time as a result of the presence, release, treatment, discharge, or disposal of Hazardous Waste upon, from, about, or beneath, on, or to the Property, or migrating or threatening to migrate to or from the Property, or as a result of the existence of a violation of any Environmental Requirements pertaining to the Property or adjacent property, and including but not limited to:

      (1) The resultant actual and foreseeable consequential damages for personal injury, or injury to property or natural resources occurring upon or off the Property, including but not limited to lost profits, the cost of demolition and rebuilding of any improvements on real property, and interest and penalties and including but not limited to any diminution in the value of the Property, and damages for the loss of business or restriction on the use of or adverse impact on the marketing of rentable or useable space or any amenity of the Property;

      (2) Reasonable fees incurred for the services of attorneys, consultants, contractors, experts, laboratories, and all other costs incurred in connection with the investigation, on-site and off-site cleanup, removal, or remediation of such Hazardous Waste or violation of any Environmental Requirements; including but not limited to the preparation of any feasibility studies or reports or the performance of any cleanup, remediation, removal, response, abatement, containment, closure, restoration, or monitoring work required by any federal, state, tribal, or local governmental agency or political subdivision, or reasonably necessary to make full economic use, in a manner consistent with its current planned use, of the Property or any other property to which such Hazardous Wastes are migrating or threatening to migrate, or otherwise expended in connection with such conditions; including but not limited to any attorneys' fees, costs, expert witness fees, and expenses incurred in enforcing this Indemnification or collecting any sums due hereunder; and including but not limited to any and all costs of remediation as may be required or necessary to bring the Property into full compliance with all Environmental Requirements, as such compliance may be defined or mandated by any federal, state, tribal, or local governmental agency or political subdivision;

      (3) Liability to any third person or government agency to indemnify such person or agency for costs incurred in connection with such presence, release, treatment, or disposal of Hazardous Waste or the violation of any Environmental Requirements; and

      (4)  Any and all Remedial Work.

     I. "Environmental Requirements" means all applicable present and future statutes, regulations, rules, ordinances, codes, licenses, permits, orders, approvals, plans, authorizations, concessions, franchises, and similar guidance or requirements, of all governmental agencies, departments, commissions, boards, bureaus, authorities, or instrumentalities of the United States, the State of California, the Band, and any political subdivisions thereof as any such may be amended from time to time ("Laws"); and all applicable judicial, administrative, and regulatory decrees, judgments, and orders ("Orders") relating to the protection of human health or the environment, including but not limited to all Laws and Orders for or concerning reporting, licensing, permitting, investigating, treating, or remediating emissions, discharges, spills, or releases, threatened or actual, of any chemical substances, pollutants, contaminants, or hazardous or toxic substances, materials, or wastes, including Hazardous Waste, whether solid, liquid, or gaseous in nature, into or onto the air, surface water, groundwater, or land; and including but not limited to all Laws and Orders relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of chemical substances, pollutants, contaminants, or hazardous or toxic substances, materials, or wastes, including Hazardous Waste, whether solid, liquid, or gaseous in nature.

     J. "Excusable Delay" means any cause or condition beyond a party's control which such party is unable to overcome by the exercise of reasonable diligence or effort, including but not limited to (1) major fire, flood, earthquake, volcanic activity, wind, drought, and other acts of the elements; (2) prohibitory judicial, legislative, or administrative action by any civil or military authority; (3) strike, lockout, or other incapacitating labor dispute;
(4) riot, insurrection, sabotage, or war; or (5) massive breakdown of or damage to any facilities or equipment; provided that, delay resulting from acts or omissions in violation of the Environmental Requirements and/or resulting in Environmental Damages shall not be considered Excusable Delay.

     K. "Facility" means the integrated solid waste management facility to be constructed on the Premises and consisting of a municipal solid waste landfill, a materials recovery facility, a composting facility, and a petroleum-contaminated soils bioremediation project.

     L. "Hazardous Waste" means any waste substance, material, smoke, gas, particulate matter, or combination thereof, that:

      (1) because of its quantity, concentration, or physical, chemical, or infectious characteristics, may either cause or significantly contribute to an increase in mortality or serious irreversible or incapacitating illness or may pose a substantial present or potential hazard to human health, living organisms, or the environment when improperly treated, stored, transported, composted, disposed of, or otherwise handled; or

      (2) is defined to be hazardous or toxic by any Environmental Requirement, including but not limited to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 or the Resource Conservation and Recovery Act of 1976, as either Act may be amended from time to time; or

      (3) is hazardous, explosive, infectious, radioactive, carcinogenic, mutagenic, toxic, ignitable or flammable, reactive, or corrosive and that is or becomes regulated as such by any governmental agency, department, commission, board, agency, or instrumentality of the Band, WEPA, the State of California, or the United States of America; or that is an irritant or a strong sensitizer; or that generates pressure through decomposition (excluding gases generated or occurring naturally within a landfill); and that may cause substantial personal injury, serious illness, or harm to humans, domestic animals, or wildlife, during or as a proximate result of its disposal.

      (4) The terms "toxic," "corrosive," "flammable," "irritant," and "strong sensitizer" shall be given the same meaning as in the California Hazardous Substances Act (Chapter 13 commencing with section 28740 of Division 21 of the Health and Safety Code); or

      (5) requires investigation or remediation under any Environmental Requirement; or

      (6) contains asbestos, polychlorinated biphenyls ("PCBs"), petroleum hydrocarbons, urea formaldehyde foam insulation, or radon gas.

     M. "Hazardous Waste Claims" means any and all enforcement, cleanup, removal, remedial, or other governmental or regulatory actions, agreements, or orders threatened, instituted, or completed pursuant to any Environmental Requirements, together with any and all claims made or threatened by any third party against the Band, the CIWMI, or the Leased Premises relating to damages (including but not limited to Environmental Damages), contribution, costs recovery compensation, loss or injury resulting from the presence, release, treatment, disposal or discharge of Hazardous Waste upon, from, about, beneath, on, or to the Leased Premises.

     N. "Initial Term" means the term of this Lease commencing on the Commencement Date and extending for twenty five (25) years thereafter.

     O. "Landfill" means the Municipal Solid Waste Landfill to be developed, constructed, operated, maintained, closed, and maintained after closure, as part of the Facility, pursuant to this Lease, which will employ a method of disposing of Solid Waste on land without creating nuisances or hazards to public health or safety by using methods to confine the Solid Waste to the smallest practical area, to reduce it to the smallest practical volume, and to cover it with a layer of suitable cover material at specific designated intervals, and including all appurtenant structures and equipment, and all modifications and additions to and replacements of the same, to be constructed or installed on the Leased Premises and constructed, operated, used, or maintained by CIWMI pursuant to this Lease.

     P. "Leased Premises" means the lands leased by the Band to CIWMI pursuant to this Lease and being those outlined in red on the plat attached Exhibit A, which is hereby made a part of this Lease, and includes such rights of way and easements as may be reasonably necessary for the construction, use, operation, maintenance, closure, and post-closure maintenance of the Facility; the construction, use, and maintenance of access roads; the construction, use, and maintenance of all necessary water wells and monitoring wells.

     Q. "Materials Recovery Facility" or "MRF" means a facility to be constructed on the Leased Premises for separation and recovery of recyclable materials such as aluminum, other metals, glass, plastics, cardboard, newsprint, other paper, wood, and green wastes from the waste stream for sale in the regional recycling markets..

     R. "Operations Commencement Date" means the date upon which the CIWMI commences receiving waste onto the Leased Premises on a commercial basis and in consideration of payment to be made to the CIWMI therefor.

     S. "Permitted Mortgage" means an encumbrance consented to and approved in the manner provided in this Lease.

     T. "Permitted Mortgagee" means the mortgagee, pledgee, or owner of a security interest, encumbrance, or lien under a Permitted Mortgage.

     U. "Person" means an individual, trust, firm, association, partnership, political subdivision, government agency, municipality, industry, public or private corporation, or any other entity whatsoever.

     V. "Personal Property" includes but is not limited to any personal property or fixtures that can be reasonably removed from the Leased Premises and shall not include property that normally would be attached or affixed to the buildings, improvements, or land in such a way as to become a part of the realty, regardless of whether such property is in fact so attached or affixed in such a way as to retain, technically, the characteristics of personal property.

     W. "Petroleum-Contaminated Soil Bioremediation" means a biological process that introduces microorganisms, usually bacteria, into petroleum-contaminated soil to detoxify hydrocarbon contaminants and transform them into simpler, less toxic compounds.

     X. "Pollution" means the condition caused by the presence in or on soil, air, or water of any Solid Waste, Hazardous Waste, or substances derived therefrom in such quantity, of such nature and duration, or under such condition that the quality, appearance, or usefulness of the soil, air, or water is significantly degraded or adversely altered, other than the emplacement and maintenance of solid waste or substances derived therefrom in a landfill complying with applicable legal requirements.

     Y. "Post-closure maintenance" means all activities undertaken at a closed Solid Waste facility to maintain the integrity of containment features and to monitor compliance with applicable performance standards, as more definitively described by the rules and regulations of WEPA and the United States.

     Z. "Recycling" means the process of sorting, cleansing, treating, and reconstituting Solid Waste or other discarded material in order to prepare it for use.

     AA.  "Remedial Work" means:

      (1) the costs of removal of any and all Hazardous Waste from all or any portion of the Leased Premises or the adjacent property;

      (2) the costs required to take necessary precautions to protect against the release of Hazardous Wastes on, in, under, or affecting the Leased Premises into the air, ground, body of water, or adjacent property to the extent required by the Environmental Requirements or any governmental entity or authority, including but not limited to the costs of environmental testing and assessments; and

      (3) the costs incurred to comply, or to bring all or any portion of the Leased Premises or any adjacent property adversely affected by the Facility, or the parties' acts or omissions under this Lease into compliance with, all applicable Environmental Requirements, including but not limited to payment of any fines, penalties, and administrative and overhead costs charged or assessed by any governmental entity or authority.

     BB. "Renewal Term" means the twenty five (25) year term following the Initial Term of this Lease.

     CC.  "Rancheria" means the Cortina Indian Rancheria.

     DD. "Secretary" means the Secretary of the Interior or his authorized representative of the Secretary of the Interior acting under delegated authority.

     EE. "Solid Waste" means all putrescible and non-putrescible solid, semisolid, and liquid waste, including but not limited garbage, trash, refuse, paper, rubbish, ashes, industrial waste, construction and demolition waste, abandoned vehicles and parts thereof, discarded home and industrial appliances, manure, vegetable or animal solid and semisolid wastes, other discarded solid, liquid, and semisolid waste from a wastewater treatment plant, water supply treatment plant, or air pollution control facility, or other discarded contained gaseous material resulting from industrial, commercial, mining, or agricultural operations or community activities, but not including solid or dissolved material in domestic sewage, solid or dissolved material in irrigation return flows, industrial discharges that are point sources subject to permits under 33 U.S.C. 1342, source, special nuclear, or byproduct material defined by the Atomic Energy Act of 1954, as amended, 42 U.S.C. 2011 et seq., and not including Hazardous Waste.

     FF. "Taxes" shall include all real estate taxes, personal property taxes, reality transfer taxes, land use and property use taxes, sewer and water charges, assessments, taxes on the rents or measured by or based in whole or in part upon the Leased Premises, and other similar governmental charges, whether in force on the date hereof or becoming applicable during the Term of this Lease, if such are levied, assessed, or imposed with respect to, or become liens upon, the Leased Premises, this Lease, or the rent reserved herein.

     GG. "Term" means the Initial Term and the Renewal Term, if exercised, of this Lease, or either of them, unless specifically limited in context to either the Initial Term or the Renewal Term.

     HH. "WEPA" means the Wintun Environmental Protection Agency, a governmental agency of the Band.

2.   Purpose; Obligation; Lease Relationship.
     ---------------------------------------

     A. CIWMI hereby agrees to and does lease from the Band, and the Band hereby leases to CIWMI, the Leased Premises to use or cause to be used to construct, operate, maintain, close, and maintain after closure, the Facility. CIWMI shall comply in all respects with the conditions contained in such Record of Decision as may be issued by the Secretary pursuant to the National
Environmental Policy Act, 42 U.S.C.    4321-370a (NEPA).  For the benefit of and
on behalf of CIWMI, the Facility will be designed, constructed, operated, closed, and maintained after-closure by Pacific Waste Services, Inc. of San Ramon, California. Pacific Waste Services is a solid waste facility management firm specializing in design, construction, operation, closure, and maintenance of landfills and waste management systems.

     B. CIWMI shall not use, or cause or allow to be used, any part of the Leased Premises for any illegal conduct, business, or purpose, nor in any manner so as to create a nuisance or trespass. If CIWMI uses, or permits to be used, the Leased Premises for any prohibited purpose or for any purpose other than those permitted by this Lease, such use shall be an Event of Default and shall constitute grounds for cancellation of this Lease. At all times during the Term, CIWMI will diligently attempt to keep the Leased Premises and all portions thereof actively and properly used. All businesses on the Leased Premises shall be conducted during the regular and customary hours of such businesses and on all regular business days, consistent with good operating practices, in good faith, so the Band will at all times receive the maximum income under the rental provisions of the Lease.

     C. CIWMI hereby agrees that, at its own expense, it will comply promptly with any and all Environmental Requirements and with all applicable requirements of any legally constituted public authority having jurisdiction over the Leased Premises, which requirements are made necessary by reason of CIWMI's occupancy or use of the Leased Premises. If CIWMI fails to so comply, such failure shall be an Event of Default and shall constitute grounds for cancellation of this Lease.

     D. CIWMI, on its own behalf and on behalf of its employees, contractors, and agents, to the extent that they are acting within the scope of their employment contract, or agency, agrees to abide by all applicable laws, regulations, and ordinances now in force and effect, or that may be hereafter in force and effect, including but not limited to the Environmental Requirements.

     E. (1) CIWMI will use the Leased Premises in an orderly manner and with the aim of conserving usable land for future landfilling or other industrial purposes after the expiration of the Term of this Lease. The Landfill cells shall be constructed adjacent or close to other cells constructed or to be constructed, and in any event all cells shall be located within the same general area of the Leased Premises. Liner material and daily and final cover material shall be stored as close as reasonably practical to the cells to be filled, consistent with the topography of the Leased Premises. Stones removed from cells constructed or under construction shall be stored in an orderly manner on the Leased Premises in the same manner as any other material held for Recycling. Any revenues received from the sale of any such stones will be included in the gross revenues of the CIWMI for the purposes of calculating rents and royalties.

      (2) The parties agree that Solid Waste will be delivered to the Leased Premises only by truck. At CIWMI's sole and exclusive expense CIWMI will design, construct, improve, and pave as necessary an existing or a new road connecting State Highway 20 to the Leased Premises (the "Access Road"), prior to commencing operations of the Facility and shall maintain the same during the Term. The intersection of the Access Road and the State Highway shall meet the requirements of state law. All Solid Waste originating outside the Rancheria shall be transported to the Leased Premises exclusively on the Access Road.

      (3) Each load of Solid Waste delivered or caused to be delivered by CIWMI will be weighed upon its arrival at the Leased Premises. The Solid Waste will be directed either to the Landfill for immediate disposal or, if the Solid Waste evidently contains recyclable materials, to the MRF. The MRF will handle primarily commercial Solid Waste consisting of papers, corrugated cardboard, metals, and tires, although other recyclable Solid Waste, including but not limited to plastics and glass, may be directed to the MRF. If approved by the Secretary, if such approval is necessary, CIWMI may develop facilities to handle construction and demolition debris, sludge, and compost on the Leased Premises, and CIWMI agrees to and shall cooperate in the direction of such Solid Waste to such facilities. The Band will require the putrescible portion of the Solid Waste that is not recycled to be delivered to the working face of the Landfill for disposal, and CIWMI shall comply with all reasonable health and safety rules and regulations applicable to assure that Solid Waste is delivered efficiently to the working face of the Landfill.

      (4) The CIWMI may establish and operate facilities for the recycling of Solid Waste remote from the MRF, including but not limited to establishing and operating materials reduction facilities at any transfer stations developed by CIWMI at which Solid Waste is handled prior to its delivery to the Reservation.

      (5) CIWMI agrees not to enter into any contracts, arrangements, or other commitments with any party other than the Band for the development and operation of any facility to handle, transport, treat, process, or dispose of Solid Waste originating within three hundred (300) miles of the boundaries of Colusa County. CIWMI agrees not to enter into any contract, arrangements, or other commitments to or with any party other than the Band, which contracts, arrangements, or commitments relate to, detract from, or affect the Facility, unless such contracts, arrangements, or commitments are agreed to and approved in writing by the Band.

      (6) Unless the Band otherwise agrees in writing, CIWMI will not direct Solid Waste originating within three hundred (300) miles of the boundaries of Colusa County to any landfill or solid waste disposal facility other than the Facility unless and until CIWMI is delivering to the Landfill at least one thousand (1,000) tons per day (on an annual average basis) of Solid Waste, or whatever average daily maximum may be established by the Secretary, the Band, or WEPA, if any, and, after a written request from CIWMI, the Secretary or the Band refuses to allow CIWMI to increase the amount of Solid Waste delivered to the Landfill.

     F. This Lease is subject to the terms and conditions herein. This Lease creates the relationship of lessor and lessee between the parties hereto; however, regardless of the fact that rental payments may be determined in part on a percentage basis, CIWMI and the Band are not in partnership or joint venture, nor are they or shall they be deemed to be partners or joint ventures of any kind or for any purposes. The parties intend and agree that, while the Band has all rights detailed in this Lease, including but not limited to the right to require clean-up, to require compliance with applicable environmental and other laws and regulations, to monitor activity on the Leased Premises, and to inspect the Leased Premises, the Band has no active participation in the CIWMI's operational affairs, nor does the Band control or have the ability to control the manner in which CIWMI conducts its business, and the Band is neither expected nor permitted to exercise such control. No exercise by the Band of any of its remedies in law, in equity, or agreed upon herein shall operate to place upon the Band any responsibility for the operation, control, care, management, or repair of the Leased Premises, nor will such exercise make the Band the "operator" or "responsible party" within the meaning of any applicable environmental laws or Environmental Requirements. CIWMI's interest in the Leased Premises is possessory only, is personal to CIWMI, and is not subject to levy or sale, nor assignable by CIWMI except under the limited and specific conditions described herein below.

     G. At anytime during the Term, at the Band's option, and with the specific and separate approvals of the Band, WEPA, and the Secretary (which approval by the Secretary shall require compliance with the NEPA), the Band may retake possession of a portion or portions of the Leased Premises for another use or other uses, provided however, that such portion is not essential to the construction, operation, maintenance, closure, or maintenance after closure of the Facility and provided further, that the use or uses of the land by the Band will not materially interfere with the construction, operation, maintenance, closure, or post-closure maintenance of the Facility. Should the Band exercise and the Band, WEPA, and the Secretary approve the Band's option to retake possession, CIWMI shall be relieved of its obligations under this Lease with respect to the lands of which the Band retakes possession, and such lands shall no longer be a portion of the Leased Premises.

3.   Development Expenses.
     --------------------

     A. Until operations commence at the Facility, CIWMI shall pay the reasonable administrative expenses of the Band for doing such things as are necessary to satisfy its obligations hereunder, including but not limited to reasonable attorneys' fees and expenses.

     B. CIWMI shall pay all costs incurred by the Band and its contractors and agents in obtaining permits from WEPA to construct and operate the Facility to the extent that the Band may be required to pay any such costs. It shall be the CIWMI's responsibility to obtain such permits and to pay the costs incurred by it in doing so. CIWMI shall pay directly to WEPA on a monthly basis the administrative expenses and costs of third parties retained by WEPA to assist WEPA in its review of the Facility construction and operating permit applications.

     C. The development expenses to be paid by CIWMI under this Section are in addition to any rental or other amounts due under this Lease.

4.   Initial Term.  The Initial Term of this Lease shall be twenty-five years
     -------------
from the Commencement Date.

5.   Renewal Term.
     ------------

     A. Subject to the conditions in sub-Sections B and C this Lease may be renewed at the option of CIWMI for an additional twenty-five years upon substantially the same conditions and terms as are in effect at the expiration of the Initial Term, provided that notice of the exercise of such option shall be given by CIWMI to the Band and the Secretary, in writing, at least fifteen
(15) months prior to the expiration of the Initial Term.

     B. No renewal of this Lease shall occur if the Lease has been terminated, CIWMI is in default, or the Band shall have cancelled this Lease as described in
Section 23 below.

     C. No renewal of this Lease shall occur if, at the expiration of the Initial Term, the maximum capacity of the Landfill shall have been reached.

6.   Reasonableness; Good Faith.  The parties agree to cooperate fully with each
     --------------------------
other and to act reasonably, in good faith, and in a timely manner in all matters hereunder so that both of them may obtain the benefits to which they are entitled hereunder and for which they have negotiated. Both parties agree to negotiate in good faith and without delay as to all matters requiring negotiation. Neither party shall unreasonably deny, withhold, or delay any consent or approval required or contemplated for any action or transaction proposed to be taken or made hereunder, except as otherwise provided herein. Nothing herein is intended or shall be construed to require the Band to consent to the storage, handling, treatment, or presence of Hazardous Waste as more specifically prohibited in Section 24 below, or to consent to any assignment or transfer that is not completely satisfactory to the Band, with or without good cause or good reasons.

7.   Rentals and Royalties.  The CIWMI shall pay monies to the Band as follows:
     ---------------------

     A. $10,000 will be paid within twenty-one days after CIWMI receives written confirmation that the Commencement Date has occurred.

     B. (1) Commencing on the first day of the first month following the Operations Commencement Date, CIWMI will pay to the Band $15,000 and shall continue to pay $15,000 on the first day of each and every month thereafter during the Term of the Lease, subject to adjustment increases as hereinafter provided.

       (2) The monthly payments of $15,000 shall be adjusted upwards according to increases in the Cost of Living Index, as determined and published by the United States Government for the United States of America ("Index") using, as the "Base Year," the calendar year next following the year in which the Operations Commencement Date occurs. In each year following the Base Year, immediately following the publication of the Index figures for the preceding year, the monthly payments for such year will be increased by a percentage equal to the increase in the Index over the Index figures for the Base Year less increases effected in previous years as a result of increases in the Index figures in previous years. For the months of such year in which payments have already been made based on the monthly amounts used in the previous year, a lump sum will be paid to pay the shortfalls in the previous months of such year.

     C. CIWMI shall also pay to the Band monies which shall be a percentage of the gross revenues received by CIWMI as tipping fees, dumping fees, or other compensation for receiving waste onto the Leased Premises whether for deposit in the Landfill or for Recycling, or other handling on the Leased Premises, all as follows:

       (1) In each Fiscal Year, ending on the 30th day of November each year, monies will be paid equal to 3% of the gross receipts received from the delivery onto the Property of the first 150,000 tons of waste dumped during such year.

       (2) For any waste in excess of 150,000 tons received onto the Leased Premises in a fiscal year, CIWMI will pay to the Band monies equal to 5% of the gross revenues received therefrom.

       (3) Payments of a percentage of gross revenues pursuant hereto will be made on a monthly basis. In particular, for each calendar month a calculation will be made of the gross revenues received within twenty-one days after the end of such month and the appropriate percentage of such amount will be paid by CIWMI to the Band within thirty days after the end of such month.

       (4) With each payment of a percentage of gross revenues CIWMI will present to the Band a statement as to the tonnage of waste received by CIWMI onto the Leased Premises during such month.

     D. All payments required paid more than fifteen days after the date on which they become due shall be paid with interest at the rate of twelve percent (12%) per annum from the due date until paid, but this provision shall not be construed to relieve CIWMI from its obligations to make timely rental payments.

8.   Accounting and Audits.
     ---------------------

     A. Not later than sixty (60) days after the end of each calendar year, CIWMI shall submit to the Band and the Secretary certified reports summarizing the monthly reports for that year. With said reports, CIWMI shall tender payment of any difference between amounts paid in the previous year and any greater amount due, together with any interest due thereon. Each report shall be prepared in conformity with generally accepted accounting principles consistently applied. CIWMI will keep and maintain at its main California offices full, complete, and accurate books, accounts, and reports of its condition and its operations prepared in accordance with generally accepted accounting principles consistently followed.

     B. During the normal business hours of any working day, and upon reasonable written notice to CIWMI, the Band, the Secretary, and any certified public accountant(s) acting as agent (s) of the Band shall have access to and the right to examine and audit any or all pertinent books, documents, papers, records, and tax returns of CIWMI as may relate to this Lease or the calculation and payment of rentals or payments in lieu of taxes, including but not limited to any and all customer lists, billing and shipping files, and Hazardous Waste and Solid Waste manifests.

     C. If the Band or the Secretary should cause an audit to be performed pursuant to this Section, and if such audit reveals that the Band has been paid less than ninety percent (90%) of the amount to which the Band is entitled for the period covered by the audit, then the expense of such audit shall be borne by CIWMI; otherwise the expense of such audit will be borne by the Band.

     D.  The Band and the Secretary shall be entitled, at any time with four
(4) years after the receipt of any rental payment, to question the sufficiency of the amount thereof and/or the accuracy of the monthly report(s) or the annual report(s) furnished by CIWMI to justify the same, and shall have the right to examine and/or audit as provided hereinabove. CIWMI shall, for these periods of time, keep safe and intact all of the books, documents, papers, records, and tax returns to which the Band has the right of examination and/or pursuant to this Section.

9.   Representations and Warranties.
     ------------------------------

     A.  The Band hereby represents and warrants as follows:

       (1)  The Band is a federally recognized Indian tribe.

       (2) The Band has the right and power, and has been authorized, (a) to enter into this Lease; (b) to perform each of its obligations hereunder; and (c) to sublease all or a portion of the Leased Premises pursuant to the terms and conditions of the Lease.

       (3) The execution and delivery by the Band of this Lease, and performance of its obligations hereunder, has been duly and properly authorized by all necessary action, including but not limited to action of the General Council of the Band; the Board of Directors of WEPA; the Bureau of Indian Affairs, United States Department of the Interior; and any other relevant governmental authority/ies; and such execution, delivery, and performance will not contravene or violate any provision of law or any valid agreements to which the Band is a party. Each and all persons executing this Lease on behalf of the Band have been duly authorized to execute and deliver such document on behalf of the Band pursuant to its organizational documents and all applicable law.

       (4) This Lease has been duly and validly executed and delivered by the Band and constitutes the valid, legally binding obligation of the Band.

       (5) There are no claims or litigation, pending or threatened, known to the Band, that could materially and adversely affect this Lease of the Lease, the Leased Premises, the Band's interest in and to the Leased Premises, or the Band's ability to perform any of its obligations under this Lease or the Lease; nor is there any basis known to the Band for any unfavorable decision, ruling, or finding that would materially, adversely affect the validity of this Lease, or that might result in any material adverse change in the condition of the Band.

       (6) All written representations and warranties made by the Band and/or its officers and agents in connection with this Lease (a) were true, correct, and complete in all material respects when furnished to CIWMI and as of the date made; and (b) are true, correct, and complete in all material respects as of the date on which this Lease is executed.

       (7) Performance by the Band of its obligations under and compliance by the Band with this Lease will not violate any existing federal or tribal law, or any other instrument or agreement binding upon the Band; and will not result in the imposition of any lien, charge, or encumbrance of any nature on any of the Band's assets or property, including but not limited to all or any portion of the Leased Premises.

       (8) There are no claims, liens, encumbrances, or other restrictions against the Band that result from liabilities arising under applicable environmental laws, including but not limited to the Environmental Requirements.

       (9) The Leased Premises and the uses contemplated therefor in this Lease comply, to the Band's knowledge, in all respects, with all existing applicable federal and tribal zoning, building, subdivision, platting, and land use requirements.

       (10) The Band is not prohibited from entering into this Lease by any valid agreement or other writing known to the Band or by federal or tribal law or regulation.

       (11)  The Band is solvent and has not filed a petition for bankruptcy.

       (12) To the Band's knowledge, the Band is in compliance in all material respects with all applicable laws, including but not limited to the Environmental Requirements.

       (13) The Band has received no notice, order, or other communication of any alleged or potential violation or, or failure to comply with, applicable laws, including but not limited to the Environmental Requirements.

       (14) The Band is not operating, and has not operated, under or used any other name or assumed name except that name set forth at the head of this Lease.

       (15) To the Band's knowledge, after diligent inquiry and inspection, no Hazardous Waste (other than De Minimis Amounts) is being or has ever been generated, stored, released, treated, or disposed of on, in, under, or from the Leased Premises, which premises are in compliance with all the Environmental Requirements as of the date this Lease is executed.

       (16) No written certificate or statement delivered or made by the Band to CIWMI in connection with this Lease contains any untrue statement of a material fact or fails to state any material fact necessary to keep the statements, representations, or warranties contained in this Lease from being misleading.

       (17) The Band's organizational documents each have been duly adopted consistent with all applicable law and have been amended pursuant to the terms thereof and consistent with all applicable law.

       (18) The Band will conduct its business in an orderly, efficient, and customary manner and will keep and maintain all of its properties and equipment in good working order and condition.

     B.  CIWMI hereby represents and warrants as follows:

       (1) CIWMI is an independent corporation, duly incorporated under the laws of the State of California.

       (2)  CIWMI has the right, the corporate power, and has been authorized
(a) to enter into this Lease; (b) to perform each of its obligations hereunder; and (c) to construct, operate, maintain, close, and maintain after closure the Facility pursuant to the terms and conditions of this Lease.

       (3) The execution and delivery by CIWMI of this Lease, and performance of its obligations thereunder, has been duly and properly authorized by all necessary action, including but not limited to action of the board of Directors of CIWMI and any relevant governmental authority/ies, and such execution, delivery, and performance will not contravene or violate any provision of law or any valid agreements to which CIWMI is a party. Each and all persons executing this Lease on behalf of CIWMI have been duly authorized to execute and deliver such document on behalf of CIWMI pursuant to its organizational documents and all applicable law.

       (4) This Lease has been duly and validly executed and delivered by CIWMI and constitutes the valid, legally binding obligation of CIWMI.

       (5) There are no claims or litigation, pending or threatened, known to CIWMI, that could materially and adversely affect this Lease, the Leased Premises, CIWMI's ability to complete construction of the improvements or to perform any of its obligations under this Lease; nor is there any basis known to CIWMI for any unfavourable decision, ruling, or finding that would materially, adversely affect the validity of this Lease, or that might result in any material adverse change in the condition of CIWMI.

       (6) All written representations and warranties made by CIWMI and/or its officers and agents in connection with this Lease (a) were true, correct, and complete in all material respects when furnished to the Band and as of the date made; and (b) are true, correct in all material respects as of the date on which this Lease is executed.

       (7) Performance by CIWMI of its obligations under, and compliance by CIWMI with, this Lease will not violate any applicable law, or any other instrument or agreement binding upon CIWMI; and will not result in the imposition of any lien, charge, or encumbrance of any nature on any of CIWMI's assets or property, including but not limited to all or any portion of the Leased Premises.

       (8) There are no claims, liens, encumbrances, or other restrictions against CIWMI known to CIWMI that result from liabilities arising under applicable environmental laws, including but not limited to the Environmental Requirements.

       (9) CIWMI is not prohibited from entering into this Lease by any valid agreement or other writing known to CIWMI or by federal, tribal, or state law or regulation.

       (10)  CIWMI is solvent and has not filed a petition for bankruptcy.

       (11) To CIWMI's best knowledge, CIWMI is in compliance in all material respects with all applicable laws, including but not limited to the Environmental Requirements.

       (12) CIWMI has received no notice, order, or other communication of any alleged or potential violation of or failure to comply with applicable laws, including but no limited to the Environmental Requirements.

       (13) CIWMI is not operating, and has not operated, under or used any other name or assumed name except Cortina Integrated Waste Management, Inc.

       (14) CIWMI has not been involved in the generation, manufacture, storage, transportation, treatment, handling, release, disposal, production, use, or processing of any Hazardous Waste (other than De Minimis Amounts), except in compliance with applicable laws, including but not limited to the Environmental Requirements.

       (15) CIWMI will not keep, store, or use underground storage tanks on the Leased Premises.

       (16) No written certificate or statement delivered or made by CIWMI to the Band in connection with this Lease contains any untrue statement of a material fact or fails to state any material fact necessary to keep the statements, representations, or warranties contained in this Lease from being misleading.

       (17) All financial statements of CIWMI, including any schedules or notes pertaining thereto, heretofore delivered to the Band have been prepared in accordance with generally accepted accounting principles consistently applied, and fully and fairly represent the financial condition of CIWMI at the dates thereof and the results of operations for the periods covered thereby; and there have been no material adverse changes in the financial condition or business of CIWMI from the date of such statement to the date of the execution of this Lease.

       (18) As of the date of such financial statements, CIWMI had no material indebtedness of any nature, including but not limited to any liens, garnishments, judgments, encumbrances, liabilities for taxes and any interest or penalties relating thereto, except to the extent reflected (in a footnote or otherwise) and reserved against in such financial statements or as disclosed in or permitted by this Lease.

       (19) CIWMI's organizational documents each have been duly adopted consistent with all applicable laws and have been amended pursuant to the terms thereof and consistent with all applicable laws.

       (20) During the Term, CIWMI has and will have all necessary right, power, and authority to operate and manage any business permitted by this Lease.

       (21) All permits, certificates, approvals, licenses, and other authorizations ("permits") of any governmental authority necessary to permit construction on and development of the Leased Premises will be issued prior to CIWMI's commencement of such construction or development; and there are no actions or proceedings known to CIWMI, pending or threatened, that question or would question the issuance or validity of any of such permits, nor which claim or allege, or which would claim or allege, that any additional permits are necessary in order to construct, use, or operate the Leased Premises.

       (22) CIWMI is authorized to do business in California and will remain qualified and authorized to do so during the Term.

       (23) CIWMI will conduct its business in an orderly, efficient, and customary manner and will keep and maintain all of its properties and equipment in good working order and condition.

     C. The representations and warranties of the parties hereinabove are intended and agreed by both parties to survive the Term to the full extent necessary to enable the parties to enforce their respective rights as described herein.

10.  Performance Bonds.
     -----------------

     A. Before beginning construction of any improvement with a value in excess of $50,000 on the Leased Premises, CIWMI agrees to provide a performance and payment bond or other financial assurances adequate to guarantee payment of the estimated construction cost of any such improvement, completion of the improvement, and payment in full of claims of all persons for work performed on or materials furnished for construction. In relation to the Landfill, such bonds may be for the construction of the Landfill as a whole or on a cell-by-cell basis, CIWMI's option.

     B. This provision is not, and shall not be construed to be, a waiver of the Band's right to hold its lands in general and the Leased Premises in particular free from liens.

     C. Prior to the commencement of any such construction, CIWMI shall provide to the Band and the Secretary evidence satisfactory to the Band and the Secretary that the available funds are sufficient to pay all estimated construction costs of any such improvement.

     D. At any time during the Term, the Secretary may require CIWMI to post a bond satisfactory to the Secretary in a penal sum of not less than the succeeding year's minimum rent, which bond shall be deposited with the Secretary. If minimum rent is being paid at less than annual periods, the Secretary may accept a bond in an amount smaller than the said amount of rent due. Any other type of security may be offered by CIWMI to satisfy the requirement of this Section will be given reasonable consideration by the Secretary, but acceptance of other security shall be at the sole discretion of the Band and the Secretary. It is agreed that a bond required by this provision will guarantee payment of rent only.

11.  Improvements.  All buildings and improvements, excluding Personal Property,
     ------------
on the Leased Premises shall, at the option of the Band, remain on the Leased Premises after the termination of this Lease and shall thereupon become the property of the Band. If the Band opts to remove or alter such buildings and/or improvements, such removal or alteration shall be at the sole expense of the Band. CIWMI expressly waives any and all provisions of applicable law pertaining to CIWMI's right to own such buildings and improvements after termination of this Lease, including if and when CIWMI affixed such buildings or improvements to the land in good faith and erroneously believing, because of a mistake either of law or facts, that CIWMI has a right to own such buildings or improvements after the termination of this Lease.

12.  Construction;  Maintenance.  CIWMI shall cause all improvements placed on
     --------------------------
the Leased Premises to be constructed in a good and workmanlike manner and in accordance with applicable laws and/or building codes, or in accordance with such standards as may be required by a Permitted Mortgagee, provided that compliance with such latter standards does not violate applicable laws or building codes. Removal or demolition of, or material alterations to, any improvements, which removal, demolition, or alteration materially and adversely alters the value of Leased Premises and/or the businesses conducted thereon, shall not be made without the prior written consent of the Band, and the Secretary if necessary. All parts of buildings exposed to perimeter properties shall present a pleasant appearance, and all services areas shall be screened from public view. CIWMI shall, at all times during the Term and at CIWMI's sole cost and expense, maintain the Leased Premises and all improvements thereon in good order and repair; in a neat, sanitary, and attractive condition; and in compliance with applicable laws, ordinances, and regulations.

13.  Delay or Omission.  No delay or omission to exercise any right, power or
     -----------------
remedy accruing under this Lease shall impair such right, power or remedy, nor shall it be construed to be a waiver of or acquiescence in a breach of or default under this Lease. Both parties specifically and affirmatively agree not to construe the conduct, oral statements, delay, or omission of the other party as altering in any way the parties' agreements as defined in this Lease, and further agree not to rely upon any such conduct, oral statements, delays or omissions. Any waiver, permit or approval of any breach of or default under this Lease must be in writing, and, because the language of this Section was negotiated and intended by both parties to be binding and is not a mere recital, both parties hereby agree that they will not raise waiver, estoppel, or other similar arguments as affirmative defenses so as to limit or negate the clear language and intent of this Section. All remedies, either under this Lease, by law, or otherwise afforded to either party shall be cumulative, not alternative.

14.  Post-Closure Maintenance.  CIWMI is required to perform any and all closure
     ------------------------
activities, post-closure maintenance, emergency response, and corrective actions as may be required by the laws and regulations of the Band or the United States, including but not limited to the Environmental Requirements, and shall have such access to the Leased Premises as may be necessary for it to do so.

15.  Trust Fund.
     ----------

     A. CIWMI shall establish a trust fund or other financial assurance satisfactory to WEPA that shall at all times contain or ensure sufficient funds to pay the costs of closure, post-closure maintenance, emergency response, and corrective actions in accordance with the laws and regulations of the Band and the United States, including but not limited to the Environmental Requirements.

     B. The Band shall be named as the sole beneficiary of the trust fund to the extent necessary to enable the Band to draw funds from it to pay any of the costs required to be paid; and

     C. Upon completion of the payment of all of any such costs as may be payable, and upon the satisfaction in full to the satisfaction of the Band of any and all possible obligations for with the trust fund is established, the trust fund shall be wound up, and all funds therein (including any interest earned) shall be paid to CIWMI.

     D. The trust fund in existence at the expiration of the Term will continue to be maintained not withstanding such expiration, and the provisions herein for the use of the funds in the trust fund shall survive such expiration or other termination of this Lease.

16.  Companies Bonding and Insuring.  All surety bonds provided in compliance
     ------------------------------
with this Lease shall be furnished by companies determined by the United States Secretary of the Treasury to be acceptable sureties on federal bonds, and shall note that the obligation of the surety is to the United States as well as to the Band. Insurance policies shall be furnished and maintained by such responsible companies as are rated A-Plus, AAA, or better, in the current edition of Best's Insurance Guide.

17.  CIWMI's Remedial Action.
     -----------------------

     A. Throughout the Term, CIWMI shall promptly advise the Band in writing of:

       (1)  any and all Hazardous Waste Claims;

       (2) the presence of, and any spill, release, or threat of spill or release of, any Hazardous Waste (other than De Minimis Amounts) on, in, under, or affecting the Leased Premises, or emanating therefrom, in violation of any Environmental Requirements;

       (3) CIWMI's discovery of the presence of Hazardous Waste (other than de Minimis Amounts) on, under, or about any real property adjoining the Leased Premises;

       (4) any remedial action by CIWMI in response to any Hazardous Waste on, in, under, or affecting the Leased Premises, or emanating therefrom;

       (5) CIWMI's discovery of any occurrence or condition on any real property adjoining or in the vicinity of the Leased Premises that could cause the Leased Premises or any part thereof to be subject to any restrictions on the ownership, occupancy, transferability, or use of it under any Environmental Requirements;

       (6) its receipt of any third party or governmental communication or notice in connection with any Hazardous Waste on, in, under, or affecting, the Leased Premises or emanating therefrom or migrating or threatening to migrate to or from the Leased Premises, including but not limited to communications or notices that CIWMI or the Band has been designated as a potentially responsible party in connection with any state or federal superfund list respecting the Leased Premises, or has received a Section 104(E) letter from the United States Environmental Protection Agency requesting information regarding the Leased Premises;

       (7) its notice or knowledge of a lawsuit or threat of suit against CIWMI or the Band or concerning the Leased Premises, whether initiated by a governmental agency or authority, or by a third party (such communication or notice shall be provided to the Band and be accompanied by a description of CIWMI's proposed actions to remedy such situation and a time-frame therefor); and

       (8) any and all Hazardous Waste Claims and any remedial action taken or Remedial Work done or incurred by CIWMI in response to any Hazardous Waste Claims.

In addition, CIWMI shall immediately provide the Band with copies of all communications to or from CIWMI with federal, tribal, state, or local governments or agencies relating to the Environmental Requirements and all communications relating to Hazardous Waste Claims.

     B. CIWMI shall promptly take any and all necessary remedial action in response to the presence, use, storage, transportation, discharge, or release or any Hazardous Waste on, under, or about the Leased Premises in violation of Environmental Requirements; provided however, that CIWMI shall take such remedial action in good faith so as to minimize any impairment to the Leased Premises. The remedial action CIWMI shall take hereunder includes but is not limited to removal of any and all Hazardous Waste from the Leased Premises or any surrounding areas; the taking of precautions to protect against the release of Hazardous Waste on, in, under, or affecting the Leased Premises, or in the air, any body of water, any other public domain or any surrounding areas; and compliance, in connection with all or any portion of the Leased Premises or any surrounding areas, with applicable Environmental Requirements. In the event CIWMI undertakes any remedial action hereunder, including but not limited to Remedial Work, with respect to any Hazardous Waste on, in, under, or affecting the Leased Premises, CIWMI shall conduct and complete such remedial action (i) in compliance with all applicable Environmental Requirements; and (ii) in accordance with the orders and directives of all federal, state, tribal, and local government authorities. CIWMI shall immediately provide the Band with a copy of its plans for such remedial action and any revision thereto, and with copies of all communications between CIWMI and federal, tribal, state, or local governments relating to such remedial action.

     C. CIWMI shall not create or permit to continue in existence any lien upon the Leased Premises imposed pursuant to any Environmental Requirements.

     D. The Band shall have the right to join and participate in, as a party if it so elects, any legal proceedings or actions initiated in connection with any Hazardous Waste Claims and to have attorney's fees in connection therewith paid by CIWMI.

18.  Assignment; Transfer; Encumbrance.
     ---------------------------------

     A. CIWMI shall not assign or transfer all or any part of its interest in this Lease, or grant any license or concession for all or any portion of the Leased Premises, without the prior written approval of the Secretary, if necessary, and the written consent of the Band and any surety of CIWMI's obligations. The Band and the Secretary are not bound by reasonableness or conventions of good faith in denying their respective consent or approval to any assignment or transfer, which consents and approvals may be denied in their sole discretion; provided however, that with respect to any assignment or transfer to an entity of which CIWMI is the majority owner, conventions of good faith and reasonableness shall be applied in connection with the required consents.
Except as otherwise provided in this Lease, no assignment, grant, or transfer shall be valid or binding without said consent and approval, and then only upon the condition that the assignee or other successor in interest has agreed in writing to be bound by each and all of the covenants and conditions of the Lease. Any assignment or transfer made except as aforesaid shall be deemed a breach of the Lease and an Event of Default and shall constitute grounds for cancellation of this Lease.

     B. This Lease, or any right to or interest in this Lease, or any of the improvements on the Leased Premises, may be encumbered with the written approval of the Secretary. No such encumbrance or any addition thereto or extension thereof shall be valid without said approval.

An encumbrance must be confined to the leasehold interest of CIWMI or the subleasehold interest of a sublessee and shall not jeopardize in any way the Band's interest in the Leased Premises. CIWMI agrees to furnish as requested any financial statements or analyses pertinent to the encumbrance that the Secretary may deem necessary to justify the amount, purpose, and terms of said encumbrance. CIWMI further agrees to authorize an encumbrancer to furnish the

Secretary, upon written request from the Secretary, any specific information regarding the status of the encumbrance at any time during the Term of this Lease.

In the event of default by the CIWMI under the terms of an approved encumbrance, the encumbrancer may exercise any rights provided in the agreement or by law for discharging said encumbrance, provided that, before any sale of the leasehold, whether under power of sale or foreclosure, the encumbrancer shall give to the Secretary and the Band notice of the same character and duration as is required to be given to CIWMI by such encumbrance and/or the laws of the State of California.

If any sale under the approved encumbrance occurs, whether by power of sale or foreclosure, the purchaser at such sale shall succeed to all of the rights, title, and interest of CIWMI in the leasehold estate covered by said approved encumbrance. It is further agreed that, if the purchaser at such sale is the encumbrancer, the encumbrancer may sell and assign the leasehold interest without any further consent, provided that the assignee shall agree in writing to be bound by all the terms and conditions of this Lease. If the encumbrancer is the purchaser, it shall be required to comply with all the covenants and conditions of this Lease only so long as it retains title to this Lease. If a sale under the approved encumbrance occurs and the purchaser is a party other than the encumbrancer, said purchaser, as successor in interest to CIWMI, shall be bound by all the terms and conditions of this Lease.

If notice of such sale shall be given and the defaults or any of them upon which such notice of sale is based shall then continue, the Band shall have the right to correct such defaults at any time prior to the date of sale or foreclosure, and to terminate such leasehold upon paying to the encumbrancer the amount of principal and accrued interest which remains unpaid.

19.  Agreements for Roads and Utility Services.
     -----------------------------------------

     A. The Band hereby agrees in good faith to grant, or facilitate the grant by the Secretary or others of authorized easements or rights-of-way, both appurtenant to and upon the Leased Premises, for adequate and appropriate access, roads, utilities, and other facilities, including but not limited to gas, water, electricity, telephone, television and sewer, as may be necessary or desired by CIWMI for the full enjoyment of the Leased Premises and the development thereof in accordance with the provisions of this Lease. Such right-of-way and easements shall be coterminous with the Term, or as may be reasonable and necessary for satisfactory and efficient use by and for utility service, roadway or railroad access, or any other purpose, over, across, or under the Leased Premises and the Lands leased by the Band that adjoin or are proximate to the Leased Premises; provided that CIWMI shall be bound by the terms and conditions of all such rights-of-way and easements; and provided further that CIWMI shall have such access to the Leased Premises as may be necessary to perform any closure activities, post-closure maintenance, emergency response, and corrective actions as may be required by the laws and regulations of the Band or the United States, including but not limited to, the Environmental Requirements.

     B. CIWMI shall at its cost and expense make all arrangements with governmental authorities and public utilities and pay all costs and charges for commencement and continuation of all utilities and other like services, including but not limited to electricity, telephone, water, sewer, and gas, required for use on the Leased Premises and otherwise in connection with the Facility. The Band shall cooperate with CIWMI and shall join as a party and execute any and all documents, permits, or applications required to bring any such utilities and like services to the Leased Premises.

20.  Taxes; Assessments; Utility Charges.
     -----------------------------------

     A. Neither the Band or any agency thereof may, and the Band hereby waives any taxing authority which it might otherwise have to, levy, assess, or collect any taxes, assessments, license charges, fees, or other like charges during the Term upon or against CIWMI or the Leased Premises and all CIWMI's interests therein or property thereon. Any tribal tax, assessment, licence charge, fee, or other like charge on any other person, entity, or property during the Term shall require the prior approval of CIWMI.

     B. CIWMI shall pay, when and as the same become due and payable, all taxes, assessments, licenses, fees, and other like charges levied during the Term by any non-tribal legally constituted governmental authority upon or against the Leased Premises and all interests therein and property thereon for which either CIWMI or the Band may become liable.

     C. The Band and/or any surety of CIWMI's obligations shall have the option, but not the obligation, to pay any taxes, obligations underlying any claim of lien, assessments, licenses, fees, and other like charges payable by CIWMI, or settle any action therefor, if after written notice from the Band, the Secretary or a surety of CIWMI's obligations fails to do so or to post adequate bond against enforcement. All such costs and other expenses so incurred shall be repaid by CIWMI upon demand. Failure to make such repayment on demand, or to post adequate bond against enforcement, shall be an Event of Default and shall constitute grounds for cancellation of this Lease; provided that no default shall occur if CIWMI properly files a timely protest against or takes other appropriate action to contest the imposition of such tax, lien, assessment, license, fee, or other like charge and diligently prosecutes such protest or other action. Interest shall accrue from date of payment by the Band and/or a surety of CIWMI's obligations until repaid by CIWMI, at the rate of eighteen percent (18%) per annum, unless CIWMI shall have properly filed a timely protest against or taken other appropriate action to contest the imposition of such taxes, liens, assessments, licences, fees, or other like charges and shall have diligently prosecuted such protest or other action to resolution, in which case such interest shall be abated.

21.  The Band's Right to Perform CIWMI's Covenants.
     ---------------------------------------------

     A. CIWMI covenants and agrees that, if it shall at any time fail to make any payment or perform any other act on its part to be made or performed under this Lease within the periods provided herein, the Band, after ten (10) days written notice to CIWMI, may, but shall not be obligated to, and without waiving or releasing CIWMI from any obligation of CIWMI under this Lease, make such payment or perform such other act to the extent the Band may deem desirable, and in connection therewith pay expenses and employ counsel. All sums so paid by the Band and all expenses in connection therewith, including but not limited to, reasonable legal fees and interest payments incurred by the Band from the date of such payment, shall be payable by CIWMI to the Band on demand, and the same shall constitute additional rent hereunder.

     B. The Band's exercising of such rights shall not waive or excuse an Event of Default by CIWMI, nor shall it preclude the Band from simultaneously or subsequently exercising any of its other rights.

22.  Time of the essence.  Because of the potential health and economic impacts
     -------------------
upon the Band and the surrounding community should either of the parties default in the performance of their duties in a timely and efficient manner, time is agreed to be of the essence in the performance of each of the terms and conditions of this Lease. This provision is a bargained-for consideration, not a mere recital, and both parties specifically agree to be bound by it.

23.  Default, Cancellation of Lease.
     ------------------------------

     A.  The happening of any of the following shall constitute an Event of
Default:

        (1) CIWMI shall default in the payment of any monies required to be paid hereunder when the same shall be due and payable and such default shall continue unremedied for a period of fifteen days.

        (2) Any written representation or warranty made by CIWMI in this Lease or in any report, certificate, financial statement, or other instrument or document delivered in connection with this Lease shall prove to have been false or misleading in any material respect.

        (3) CIWMI shall default in the performance of any material covenant, warranty, or condition on its party to be performed or observed pursuant to the terms of this Lease.

        (4) CIWMI files a voluntary petition for bankruptcy or reorganization, is adjudicated a bankrupt or insolvent, applies for or consents to a receiver, trustee, or liquidator of CIWMI or its assets, makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts as they mature.

        (5) CIWMI violates any applicable federal laws or regulations, including but not limited to the Environmental Requirements, or any regulations regarding leasing and permitting of Indian land.

        (6) Any other act described as a default or an Event of Default in the Agreements.

     B. (1) Should an Event of Default occur, and the Secretary being satisfied that there has been a violation of this Lease by CIWMI, then, (a) upon delivery of written notice of default as described hereinbelow and as may be required by applicable law, regulation, or this Lease, (b) after the Cure Period (hereinafter defined), and (c) subject to the other provisions of this Lease, the Band may proceed to cancel or terminate, or to request the cancellation or termination of, and/or may exercise other of its remedies under, this Lease.

        (2) The Band shall (a) deliver or cause to be delivered by certified or registered mail of the Postal Service of the United States of America postage prepaid or (b) hand-deliver or cause to be hand-delivered by courier or overnight delivery service, to CIWMI, with duplicate copies delivered in the same manner to any surety of CIWMI's obligations and to the Secretary, any and all notices of default or notices to show cause why this Lease should not be cancelled ("Default Notice"). Such Default Notice shall set forth with specificity the default that the Band alleges, whether in the opinion of the Band and/or the Secretary the default may be corrected, and if so, the action CIWMI must take in order to cure such default.

        (3) CIWMI shall have ten (10) days from the receipt of the Default Notice to confirm to the Band its intention to cure its default and how it will do so.

        (4) Unless it is determined that the default cannot be corrected, CIWMI will be given a reasonable time, but in no event less than thirty (30) days, in which to cure the default described in the Default Notice ("Cure Period").

     C. If CIWMI fails to cure its default within the Cure Period, the Band may, without cancelling or terminating this Lease, (1) proceed by suit or administrative action or otherwise enforce collection or any other provision of this Lease, or (2) enter the Leased Premises and remove all persons and property of CIWMI therefrom and re-let the premises as the agent and for the account of CIWMI, without affecting rights of the Band or any obligation of CIWMI hereunder. The terms and conditions of such re-letting shall be at the discretion of the Band, and the Band shall have the right to alter and repair all or any portion of the Leased Premises as it deems advisable, and to re-let with or without any equipment or fixtures situated thereon. If a sufficient sum is not thus realized to pay all amounts due, including attorneys' fees, CIWMI shall pay monthly, when due, any deficiency, and the Band may sue CIWMI thereafter as any subsequent deficiency shall arise.

     D. Notwithstanding anything to the contrary in this Lease, the Band may not cancel or terminate this Lease, or otherwise exercise its remedies hereunder, unless the Band has delivered to any surety of CIWMI's obligations a Default Notice and, at the end of the thirty (30) day period following the expiration of the Cure Period (or, if a determination is made that the default may not be cured, at the end of the thirty (30) day period following the date of the Default Notice), the surety has failed to (1) cure the default described in the Default Notice; (2) pursue diligently the cure of the default described in the Default Notice; or (3) exercise any of its remedies under the surety document. If the Band initiates any proceedings to cancel or terminate this Lease and, before such proceeding are fully and finally completed and/or adjudicated, the surety cures or diligently pursues the cure of the default, the Band shall immediately take and consummate any and all steps necessary or desirable to stop the termination or cancellation proceeding.

     E. During and until the completion of any cure, any surety pursuing a cure shall pay the rents due and payable by CIWMI under this Lease; shall maintain all insurance as required by this Lease; shall begin the cure of any other default not curable by payment or expenditure of money that can reasonably be undertaken; and shall diligently prosecute the said cure of such default. Nothing herein shall require the surety pursuing the cure to enter any premises to which it has no legal or contractual right to enter.

     F. The failure of CIWMI to comply with any obligation herein shall not be deemed an Event of Default if the failure results from Excusable Delay, provided that CIWMI's payment obligations shall not be excused unless Excusable Delay results in CIWMI's inability to construct the Facility within a reasonable time or in CIWMI's permanent inability to operate the Facility.

     G. Notwithstanding anything else contained in this Lease, the Band will comply with the requirements of 25 CFR 162.14, before cancelling this Lease.

24.  Prohibition Against Hazardous Waste; Indemnification.
     ----------------------------------------------------

     A. CIWMI agrees that the Leased Premises will not be used as an open dump or for the handling, recycling, treatment, composting, or disposal of Hazardous Waste (other than De Minimis Amounts), on either a permanent or temporary basis. CIWMI shall not cause, arrange for, or permit any Hazardous Waste (other than De Minimus Amounts) to be delivered, received, accepted, used, stored, released, generated, transported, handled, processed, treated, reduced, separated, recovered, converted, recycled, transferred, or disposed of on, to or in the Leased Premises by CIWMI, its agents, employees, contractors, invitees, or any other persons, and the Band's refusal to consent to such is considered and adamant and shall not be deemed to be unreasonable, notwithstanding anything herein to the contrary; provided, however, that CIWMI may take such actions as may reasonably be necessary to divert Hazardous Waste inadvertently delivered to the Leased Premises to safe and lawful disposal elsewhere. This restriction is a material condition of this Lease, and without CIWMI's agreement to comply with such restriction and to indemnify, release, and hold harmless the Band from any and all liability resulting from CIWMI's failure to comply with such restriction, the Band would not have entered into this Lease.

If, during the Term of this Lease or during closure activities and post-closure maintenance, Hazardous Waste is delivered, received, accepted, used, stored, released, generated, transported, handled, processed, treated, reduced, separated, recovered, converted, recycled, transferred, or disposed of on, to or in the Leased Premises, or if the Leased Premises become contaminated by Solid Waste or Hazardous Waste in any manner, CIWMI shall indemnify and hold harmless the Band from any and all Environmental Damages. Without limiting the foregoing, if CIWMI causes, arranges for, or permits the presence of any Hazardous Waste on the Leased Premises that results in a threatened or actual contamination, CIWMI shall promptly, at its sole expense and responsibility, take any and all necessary actions to return the Leased Premises to a safe and acceptable condition as close as reasonably possible to the existing prior to the presence of any such threatened or actual contamination, pursuant to the rules and regulations of the Band and of the United States and after having first obtained the requisite approval, including but not limited to the approval of WEPA, for any such remedial action.

     B. CIWMI agrees to and shall protect, indemnify, exculpate, exonerate, hold harmless, and defend, and hereby releases the Band, and the United States, and their officers, agents, attorneys, and employees, from and against any and all claims, causes of action, proceedings, judgements, complaints, demands, penalties, settlements, fines, costs, damages liability (including but not limited to strict liability), loss, costs (including but not limited to Remedial
Work), and expense (including but not limited to Environmental Damages), for any loss, damage including but not limited to Environmental Damages, contamination, or injury of any kind or nature, known or unknown, contingent or otherwise, threatened or actual, matured or unmatured, foreseeable, unforeseeable (except with respect to consequential damages), to the person or property of the Band, or any other person, which, during the Term or as a result of CIWMI's conduct of closure activities or post-closure maintenance:

        (1) occurs on, adjacent to, or otherwise arises out of or is related to the Leased Premises;

        (2) may be caused or prevented by CIWMI, howsoever it may occur or be related, negligent or otherwise, including but not limited to causation by:

           (a) the use or misuse by CIWMI of the Leased Premises,
           (b) CIWMI's failure to comply with the Environmental Requirements,

           (c) CIWMI's breach of its obligations under this Lease, or
           (d) any misrepresentation or violations by CIWMI of the representations, warranties, covenants, terms, or conditions contained in this Lease; or

        (3)  may be caused:

           (a) by any defect in any structure erected on or near the Leased Premises,

           (b) by or arising from accident, fire, contamination, or

           (c) other casualty or occurrence on the Leased Premises whatsoever.

     C. The Band agrees to and shall protect, indemnify, exculpate, exonerate, hold harmless, and defend, and hereby releases CIWMI and its officers, agents, and employees, from and against any and all claims, complaints, demands, penalties, settlements, fines, damages, liability (including but not limited to strict liability), loss, costs (including but not limited to Remedial Work), and expense (including but not limited to Environmental Damages) for any loss, damage, contamination, or injury of any kind or nature, known or unknown, contingent or otherwise, threatened or actual, to the person or property of CIWMI, or any other person, that may be caused by the Band and that occurs on, adjacent to, or otherwise arises out of or is related to the Leased Premises.

     D. The indemnifying parties each agree that the releases and indemnifications for Environmental Damages and for violation of any Environmental Requirements shall survive this Lease, and shall continue for such period of time and under such conditions as specified by WEPA, but in no event shall they survive less than thirty (30) years from the date of termination or cancellation of the Lease, and in no event shall such releases or indemnifications be construed to cover acts or omissions of other persons, which acts or omissions occur on the Leased Premises after the date of termination or cancellation of this Lease.

     E. The indemnifying party ("Indemnitor") shall provide the indemnitee with prompt written notice of (1) the presence of any spill, release, or threat of spill or release of, any Hazardous Waste on, in, under, or affecting the Leased Premises, or emanating therefrom; (2) its receipt of any third party or governmental communication or notice in connection with any Hazardous Waste on, in under, or affecting, the Leased Premises or emanating therefrom or migrating or threatening to migrate to or from the Leased Premises, including but not limited to communications or notices that either party to this Lease has been designated as a potentially responsible party in connection with any state or federal superfund list respecting the Leased Premises, or has received a Section 104(E) letter from the United States Environmental Protection Agency requesting information regarding the leased Premises; (3) its notice or knowledge of a lawsuit or threat of suit against any party or concerning the Leased Premises whether initiated by a governmental agency or authority, or by a third party (such communication or notice shall be provided to indemnitee and be accompanied by a description of indemnitor's proposed actions to remedy such situation and a schedule therefor); and (4) any and all Hazardous Waste Claims and any remedial action taken or Remedial Work done or incurred by the Indemnitor in response to any Hazardous Waste Claims.

     F. No undertaking to indemnify shall constitute, nor shall it be construed to constitute, an admission of responsibility. Without negating or diminishing the promises to indemnify, the indemnitee shall be permitted to participate in any settlement negotiations that could result in civil or criminal penalties, damages, or injunctive relief against the indemnitee, its officers, directors, employees, agents, or attorneys. In addition the Band, and the Secretary if necessary, must approve in writing of any settlement CIWMI, as indemnitor, may make pursuant to this Lease.

     G.  Liability and the requirement to indemnify arises:

        (1)  upon demand for such by an indemnitee;
        (2) when a Hazardous Waste is released or is threatened to be released, on, in, under, or affecting the Leased Premises, or emanates therefrom or migrates or threatens to migrate to or from the Leased Premises, in violation of any Environmental Requirements, or the discovery thereof; and/or

        (3) upon the service of delivery of a Hazardous Waste Claim to or upon an Indemnitor.

     H. BOTH PARTIES ACKNOWLEDGE THAT THEY HAVE BEEN ADVISED BY THEIR RESPECTIVE LEGAL COUNSEL AND ARE FAMILIAR WITH THE PROVISIONS OF CALIFORNIA
CIVIL CODE   1542, WHICH PROVIDE AS FOLLOWS:

         A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM, MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.

To the extent, if at all, that this section does or may apply to this Lease, the parties hereby expressly waive any rights they may have thereunder, as well as under any other statutes or common law principles of similar effect.

25.  Insurance.
     ---------

     A. CIWMI, at all times and at its expense, shall provide and keep in force, for the benefit of the Band, (1) insurance as the Band, from time to time, may reasonably require, in companies, form, amounts, and with such other provisions and for such periods as are satisfactory to the Band, to protect against loss or damage to the Leased Premises and/or any improvements thereon, which loss or damages results from or is caused by fire and such other hazards, casualties, and contingencies; (2) comprehensive general public liability insurance covering the Leased Premises and the businesses to be operated thereon in companies, form, amounts, and with such other provisions and for such periods as are satisfactory to the Band, and such liability policies must comply with such limits of insurance as may be required by the laws or regulations of the Band and the United States; and (3) such other insurance as reasonably may be required by the laws and regulations of the Band or the United States from time to time (collectively, "Policies"). Any and all proceeds from any such Policies shall be distributed, used and/or otherwise disposed of pursuant to the terms of such Policies and of the Lease. The Policies shall be reviewed annually by the Band for adequacy, and the coverage adjusted to accommodate for inflation and increased risk factors. Such Policies shall designate the Band and the United States as additional insureds and loss payees. CIWMI shall furnish to the Band and the Secretary certificates of such Policies within thirty (30) days after the Commencement Date, on an annual basis thereafter, and at such other times as the Band or the Secretary may reasonably require.

     B. The Policies shall be issued by a company or companies authorized to do insurance business in the State of California, with a copy to be provided by CIWMI to the Band, and the Secretary. The Policies will provide that they will not be cancelled, terminated, suspended, or modified by the insurer without first giving the Band and the Secretary at least sixty (60) days prior written notice before any such cancellation, termination, suspension, or modification shall become effective. CIWMI will deliver to the Band and the Secretary certificates of Renewal Policies not less than thirty (30) days prior to the respective dates of expiration of the Policies. CIWMI will deliver to the Band and the Secretary receipts for the payment of premiums on all such Policies.

     C. (1) If any act or occurrence of any kind or nature (including any casualty for which insurance is not in effect) shall result in substantial damage to or substantial loss or destruction of the Leased Premises and/or any of the businesses or property thereon or part thereof, and CIWMI has knowledge of such act or occurrence and damage, loss, or destruction, CIWMI agrees to and shall give immediate notice thereof the Band and the Secretary.

        (2) If insurance proceeds from the Policies are sufficient for such purpose, or CIWMI is able and willing to supplement insufficient insurance proceeds so that the amounts available are sufficient for such purpose, CIWMI will promptly commence and continue diligently to complete the restoration, repair, replacement, and reconstruction of any damage to the Leased Premises and/or the improvements thereon and shall have full use of such proceeds for such purpose.

       (3) If insurance proceeds from the Policies are insufficient for the restoration, repair, replacement, and reconstruction of damage to the Leased Premises and/or improvements thereon, and CIWMI is unable or unwilling to supplement such insurance proceeds, then the Band shall retain and own all proceeds of Policies, and this Lease shall be deemed terminated by mutual consent of the Band and CIWMI and with the approval of the Secretary, which consent is hereby irrevocably given; provided that, CIWMI may at its discretion supplement the insurance proceeds so that the amounts available are sufficient to complete the restoration, repair, replacement, and reconstruction of damage to the Leased Premises and/or improvements thereof; in such case, CIWMI shall promptly commence and continue diligently to do so, and this Lease shall not be terminated.

26.  Holding Over.  Holding over by CIWMI after the termination or expiration of
     ------------
this Lease shall not constitute a renewal or extension thereof or give CIWMI any rights hereunder or in or to the Leased Premises. CIWMI agrees to remove all Personal Property prior to the termination or expiration of this Lease; provided, however, that if this Lease is cancelled prior to the expiration date, CIWMI shall have thirty (30) days after the cancellation date to remove all such Personal Property. Should CIWMI fail to remove any such property within the specified time, the Band shall have the right to remove it and dispose of it or have it stored at CIWMI's expense.

27.  Termination of Federal Trust.  Nothing contained in this Lease shall
     ----------------------------
operate to delay or prevent a termination or modification of federal trust responsibilities with respect to the Leased Premises by the issuance of a fee patent or otherwise during the Term of this Lease; however, such termination shall not serve to abrogate this Lease.

28.  CIWMI's Obligations to the Band and the United States.  While the Leased
     -----------------------------------------------------
Premises are held in trust by the United States or subject to a restriction against alienation imposed by the United States, all of CIWMI's obligations under this Lease and the obligations of any surety of CIWMI's obligations are to the Band and the United States.

29.  Best Efforts.  The Band will use its best efforts to assist CIWMI in (A)
     ------------
obtaining commitments for Solid Waste disposal in the Landfill and shall cooperate fully in such efforts when so requested by CIWMI, but will not approach independently any source for Solid Waste without the full knowledge and written approval of CIWMI; and (B) obtaining all necessary approvals, authorizations, and other favorable actions by the Band, the United States and agencies thereof, the State of California and agencies thereof, and the County of Colusa that are or may be necessary for the construction, operation, maintenance, closure, and post-closure maintenance of the Facility.

30.  Payments and Notices.  All notices, payments, demands or communications
     --------------------
required or permitted under this Lease shall be in writing and shall be deemed to have been given sufficiently if personally served or mailed certified or registered, return receipt requested and postage prepaid, and addressed to the parties at the addresses indicated on the first page of this Lease or at such other address as any party may hereafter furnish the other in writing; or by courier or overnight delivery service. Notices to a surety of CIWMI's obligations may be given in the same manner at the last address of such entity known to the mailing party. If personally served, a notice or demand shall be deemed to have been made upon actual delivery. If mailed, a notice or demand shall be deemed to have been made on the fifth (5th) day after posting, or on the date actually received, whichever occurs first.

31.  Inspection and Testing.  The Secretary, the Band, WEPA, and their
     ----------------------
authorized representatives shall have the right, at any reasonable times during the Term of this Lease, regularly, and with reasonable written notice to CIWMI, and at the Band's or WEPA's sole cost and expense, to enter upon the Leased Premises or any portion thereof for the purpose of inspecting and/or conducting environmental tests on and assessments of the Leased Premises, all buildings and other improvements erected and placed thereon, and all activities occurring thereon; provided that CIWMI shall have the right to be present, or to have its designated representatives present, at all times during such inspection or testing. CIWMI agrees to permit such inspection and/or testing. This right to inspect and test does not extend to confidential information or trade secrets of CIWMI. Should the Secretary, WEPA, or the Band find any violation or suspected violation of any applicable laws or the Environmental Requirements, the Secretary, WEPA, or the Band may compel CIWMI to investigate and remedy any such violations or resultant hazards or Environmental Damages, at CIWMI's sole cost and expense.

32.  Indian Preference.  CIWMI shall provide Indian preference in employment to
     -----------------
the greatest extent feasible by hiring qualified members of the Band, their spouses, and their adult children in all positions for the construction, operation, maintenance, closure, and post-closure maintenance of the Facility. If no member of the Band, his or her spouse, or his or her adult child(ren) applies for, qualifies for, or accepts the terms of employment of an available position, then CIWMI agrees to provide Indian preference in employment to the greatest extent feasible by hiring qualified members of other Indian tribes in all positions at the Facility for which such members are qualified. The initial position descriptions and qualifications for all positions anticipated at the Facility will be provided to the Band by CIWMI no later than thirty (30) days after either the Commencement Date or the date on which WEPA issues a permit authorizing construction of the Landfill, whichever is earlier; thereafter, on a monthly basis, CIWMI will submit to the Band a list of position descriptions and qualifications for all positions at the Facility, and the Band will submit to CIWMI a list of all member of the Band, their spouses, and their adult children.

33.  Interest of Member of Congress.  No member of or delegate to Congress, or
     ------------------------------
Resident Commissioner, shall be admitted to any share or part of this Lease or to any benefit that may arise herefrom, but this provision shall not be construed to extend to this Lease if made with a corporation for its general benefit.

34.  Tax Immunity.  Nothing contained in this Lease is intended or shall be
     ------------
construed to constitute a waiver by either party of any applicable laws that provide tax immunity to trust or restricted Indian property or to any interest therein or income derived therefrom.

35.  Currency.  All references to money herein are to the lawful money of the
     --------
United States of America.

36.  Validity.  This Lease, and any modification of or amendment to this Lease,
     --------
shall not be valid or binding upon either party hereto unless approved by the Secretary.

37.  Non-Responsibility Notices.  Prior to the commencement or construction of
     --------------------------
each improvement on the Leased Premises, or any repair or alteration thereto, CIWMI shall give the Band and the Secretary ten (10) days advance notice in writing of intention to begin said activity, in order that non-responsibility notices may be posted and recorded as may be provided by any applicable laws. The Band hereby authorizes the Secretary to post said notices on the Band's behalf. Nothing contained in this Lease shall be construed to waive any immunity of trust or restricted property from liens, or to obligate the Secretary or the Band to post non-responsibility notices while the Leased Premises are in a trust or restricted status.

38.  Severability.  In the event that any term or provision in this Lease shall
     ------------
be held invalid or unenforceable by a court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other term or provision of this Lease.

39.  Construction; Contractu Situ.  This Lease was, and shall be deemed to have
     ----------------------------
been, negotiated and written by both parties. This Lease is made, executed, delivered and to be performed on the Cortina Rancheria, Colusa County, State of California, and shall be construed according to and governed by applicable federal, state, and tribal law, unless state law is pre-empted or prohibited by federal or tribal law. Notwithstanding any provision of this Lease to the contrary, and except as augmented or pre-empted by federal or tribal law, the parties intend that, in any dispute or controversy arising out of or involving this Lease, this Lease shall be construed according to the principles of the contract laws of the State of California. This provision is not intended, nor shall it be construed, to incorporate, or concede the applicability of, any other laws of the State of California, including but not limited to environmental or usury laws.

40.  Entire Agreement; Modification.  The Agreements constitute the final and
     ------------------------------
entire agreement between the parties, and there is no other agreement or promise on the part of either party to do or omit to do any act or thing not mentioned in the Agreements. The Agreements are intended as a complete and exclusive statement of the terms and conditions of the parties' agreement and may not be effectively amended, changed, modified, or altered without the written consent of both parties.

41.  Headings.  The headings to the various sections of this Lease are inserted
     --------
only for convenience of reference and are not intended, nor shall they be construed, to modify, define, limit, or expand the intent of the parties, or in any way to affect the meaning or interpretation of this Lease.

42.  Gender, Number.  Any noun or pronoun used herein shall refer to and gender
     --------------
and to any number as the context requires or permits.

43.  Arbitration.  If a dispute concerning the construction or enforcement of
     -----------
this Lease arises between the parties that cannot be resolved, the parties agree to submit the dispute to arbitration prior to initiating legal proceedings, and either of the following procedures may be followed: (1) a three-member arbitration board shall be established, one member to be selected by the Band and one member to be selected by CIWMI. The two members shall thereafter select a third member; or (2) a demand for arbitration shall be submitted to the American Arbitration Association.

Nothing herein is intended to, and shall not, require arbitration of any dispute relating to a material breach of any term of this Lease. Upon written notice to the Secretary that CIWMI and the Band are seeking resolution of a dispute by arbitration, the Arbitrator or Arbitration Board shall be established within thirty (30) days thereafter.

The costs of such arbitration or arbitration board shall be shared equally by CIWMI and the Band. The Secretary shall be encouraged to accept decisions reached by an arbitrator or arbitration board, but the Secretary shall not be bound by any decision that might be in conflict with federal law or that the Secretary determines is adverse to the interests of the Band.

44.  Limited Waiver of Immunity.  Each of the parties hereby expressly,
     --------------------------
unequivocally, and irrevocably waives any immunity from suit it may enjoy with respect to any and all controversies or claims arising out of or related to this Lease, and each consents and attorns to the personal jurisdiction of any court of competent jurisdiction with respect to any action to collect any or all of the sums due or obligations owed by it to the other party or to enforce any of the other party's rights and/or remedies under this Lease. These respective waivers are not intended to nor shall they be construed to waive the immunity of either party for any other purpose or with respect to any claims or other matters not specifically mentioned, and are not intended to, nor shall they, extend to the benefit of any person other than the parties, their successors and assigns.

45.  Attorney's Fees.  Upon determination of breach or default of this Lease by
     ---------------
one of the parties, the other party shall have the right to recover all reasonable attorneys' fees, expert witness fees, and court costs incurred in enforcing its rights hereunder or in successfully defending itself against the claims by the breaching party.

46.  Binding Provisions.  The provisions of this Lease shall be binding on the
     ------------------
successors and assigns of the parties in like manner as on the original parties unless modified by mutual written agreement, with the written consent of the Secretary.

IN WITNESS WHEREOF the parties hereto have hereunto set their hands.

                                  CORTINA BAND OF WINTUN INDIANS

                                  By:
                                      ------------------------------------------
                                      Frank Frease, Chairperson


Attest:

By:
   ---------------------------------


                                CORTINA INTEGRATED WASTE MANAGEMENT, INC.

                                By:
                                      ------------------------------------------
                                      David B. Atkinson - President

           CERTIFICATION OF CORTINA INTEGRATED WASTE MANAGEMENT, INC.
           ----------------------------------------------------------

     I, the undersigned, as President of Cortina Integrated Waste Management Inc. do hereby certify that the foregoing First Amended and Restated Business Lease was considered and approved by the Board of Directors at a duly called meeting on the 12th day of October, 2000, at which a quorum was present, that the same was adopted by a unanimous vote in favour and that David B. Atkinson, as President of Cortina Integrated Waste Management, Inc., was authorized to sign the First Amended and Restated Business Lease on behalf of Cortina Integrated Waste Management, Inc.


                                      ------------------------------------------
                                      David B. Atkinson, President



                 CERTIFICATION OF CORTINA BAND OF WINTUN INDIANS
                 -----------------------------------------------

I, the undersigned, as Chairperson of the Cortina Band of Wintun Indians, do hereby certify that the I have been authorized by the General Council and Business Council of the Band to enter into this Agreement according to the terms of the attached Resolutions.


                                      ------------------------------------------
                                      Frank Frease, Chairperson

Attest:


------------------------------------------
Secretary

                       ACKNOWLEDGMENT OF CORTINA INTEGRATED
                       ------------------------------------
                             WASTE MANAGEMENT, INC.
                             ----------------------

STATE OF CALIFORNIA          )
                             ) ss:
COUNTY OF SACRAMENTO         )

     ON THIS         day of                  , 2000, before me, the undersigned
            ---------      ------------------
Notary Public, personally appeared David B. Atkinson, President of Cortina Integrated Waste Management, Inc., proved to me on the basis of satisfactory evidence, to be the person whose name is subscribed to the within instrument, and acknowledged to me that he executed the same in his authorized capacity, and that by his signature, Cortina Integrated Waste Management, Inc. executed the instrument.

     WITNESS my hand and official seal.

                                      ------------------------------------------
                                      Notary Public
                                      Residing in
                                                  ------------------------------
                                      My Commission Expires:
                                                             -------------------


                ACKNOWLEDGMENT OF CORTINA BAND OF WINTUN INDIANS
                ------------------------------------------------

STATE OF CALIFORNIA          )
                             ) ss:
COUNTY OF SACRAMENTO         )

     ON THIS         day of                  , 2000, before me, the undersigned
            ---------      ------------------
Notary Public, personally appeared Frank Frease, Chairperson of the Cortina Band of Wintun Indians, proved to me on the basis of satisfactory evidence, to be the person whose name is subscribed to the within instrument, and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument, the Cortina Band of Wintun Indians executed the instrument.

     WITNESS my hand and official seal.

                                      ------------------------------------------
                                      Notary Public
                                      Residing in
                                                  ------------------------------
                                      My Commission Expires:
                                                             -------------------

                                  UNITED STATES
                           DEPARTMENT OF THE INTERIOR
                            BUREAU OF INDIAN AFFAIRS
                                  Pacific Region


THE WITHIN Lease between the Cortina Band of Wintun Indians and Cortina Integrated Waste Management, Inc. is hereby approved.



Date of Approval:                        By:
                  --------------------


                                         ---------------------------------------
                                         Regional Director

                                         Pursuant to the authority redelegated
                                         by 209 DM 8, Secretary's Order 3150 and
                                         10 BIAM Bulletin 13, as Extended.

Exhibit 4-C

                              FIRST AMENDED AND RESTATED
                              --------------------------
                             ENVIRONMENTAL CERTIFICATION
                             ---------------------------
                                 AND INDEMNIFICATION
                                 -------------------

     This FIRST AMENDED AND RESTATED ENVIRONMENTAL CERTIFICATION AND
INDEMNIFICATION  ("Indemnification") effective,                2000, is given by
                                               ----------------
CORTINA INTEGRATED WASTE MANAGEMENT, INC. ("CIWMI"), a California corporation and wholly owned subsidiary of Earthworks Industries, Inc. of Vancouver, Canada, which expression shall include its assigns and successors in interest, whose address is 12925 Alcosta Boulevard, Suite 1, San Ramon, California, 94583, in favour of The CORTINA BAND OF WINTUN INDIANS ("Band"), formally known as the Cortina Indian Rancheria of Wintun Indians of California, and whose address is 1275 Halyard Dr. West, Suite 100, Sacramento, CA 95691 in conjunction with a certain lease ("Lease") made between the Band and CIWMI.

                                    RECITALS
                                    --------

     WHEREAS, on March 31, 1995, CIWMI and the Band executed an Environmental Certification and Indemnification Agreement as consideration for the development and execution of a Business Lease;

     WHEREAS, on October 31, 1995, CIWMI and the Band executed a Business Lease for properties described therein for construction, operation, maintenance, closure, and post-closure maintenance of an integrated solid waste management facility;

     WHEREAS CIWMI and the Band have determined the Environmental Certification and Indemnification Agreement and the Business Lease as drafted and executed in 1995 do not accurately reflect the facts and the parties' intentions, and changes need to be made to accurately reflect the facts and to ensure that the plans and intent of CIWMI and the Band are effectively carried out;

     WHEREAS both CIWMI and the Band believe that it is in their best interests to execute an amended and restated business lease and, in order to agree thereto, the Band has required CIWMI to execute and deliver as well an amended and restated environmental certification and indemnification; and

     WHEREAS, in consideration of CIWMI's execution and delivery of this First Amended and Restated Environmental Certification and Indemnification ("Indemnification"), and induced thereby, the Band has agreed to enter into a First Amended and Restated Business Lease, which is incorporated herein by reference, pursuant to the terms of which the Band agrees to lease to CIWMI and CIWMI agrees to lease from the Band certain real property described therein ("Property") for purposes of construction, operating, maintaining, and closing an integrated solid waste management facility consisting of a municipal solid waste landfill ("Landfill"), a materials recovery facility ("MRF"), a composting facility, and Petroleum-Contaminated Soil Bioremediation project;
     NOW, THEREFORE, in consideration of the Recitals hereinabove mentioned and of the terms, conditions, covenants, and warranties hereinafter mentioned to be kept, honored, and performed by CIWMI, it is hereby agreed as follows:

                              TERMS AND CONDITIONS
                              --------------------


1.   Definitions.  As used herein, the following terms shall have the following
     -----------
meanings:

     A.  "Band" means the Cortina Band of Wintun Indians.

     B. "CIWMI" means Cortina Integrated Waste Management, Inc., a California corporation and wholly owned subsidiary of Earthworks Industries, Inc. of Vancouver, Canada.

     C. "Composting" means a biological process that accelerates natural decomposition of organic waste.

     D. "De Minimis Amounts" means, with respect to any given level of Hazardous Waste, such level or quantity of Hazardous Waste (in any form or combination of forms) that (1) does not constitute a violation of any Environmental Requirements and (2) is customarily employed in, or associated with, commercial, retail, and/or residential facilities in California.

     E. "Environmental Damages" means all claims, causes of action, proceeding, complaints, judgments, damages, losses, penalties, fines, liabilities (including strict liability), encumbrances, liens, and costs and expenses of investigation and defense of any claim (whether or not such claim is ultimately defeated), and settlement of any claim or judgement, of whatever kind or nature, contingent or otherwise, matured or unmatured, foreseeable or unforeseeable, including but not limited to reasonable attorneys' fees and disbursements and consultants' and experts' fees, any of which arise out of or are incurred at any time as a result of the presence, release, treatment, discharge, or disposal of Hazardous Waste upon, from, about, or beneath, on, or to the Property, or migrating or threatening to migrate to or from the Property, or as a result of the existence of a violation of any Environmental Requirements pertaining to the Property or adjacent property, and including but not limited to:

      (1) The resultant actual and foreseeable consequential damages for personal injury, or injury to property or natural resources occurring upon or off the Property, including but not limited to lost profits, the cost of demolition and rebuilding of any improvements on real property, and interest and penalties and including but not limited to any diminution in the value of the Property, and damages for the loss of business or restriction on the use of or adverse impact on the marketing of rentable or useable space or any amenity of the Property;

      (2) Reasonable fees incurred for the services of attorneys, consultants, contractors, experts, laboratories, and all other costs incurred in connection with the investigation, on-site and off-site cleanup, removal, or remediation of such Hazardous Waste or violation of any Environmental Requirements; including but not limited to the preparation of any feasibility studies or reports or the performance of any cleanup, remediation, removal, response, abatement, containment, closure, restoration, or monitoring work required by any federal, state, tribal, or local governmental agency or political subdivision, or reasonably necessary to make full economic use, in a manner consistent with its current planned use, of the Property or any other property to which such Hazardous Wastes are migrating or threatening to migrate, or otherwise expended in connection with such conditions; including but not limited to any attorneys' fees, costs, expert witness fees, and expenses incurred in enforcing this Indemnification or collecting any sums due hereunder; and including but not limited to any and all costs of remediation as may be required or necessary to bring the Property into full compliance with all Environmental Requirements, as such compliance may be defined or mandated by any federal, state, tribal, or local governmental agency or political subdivision;

       (3) Liability to any third person or government agency to indemnify such person or agency for costs incurred in connection with such presence, release, treatment, or disposal of Hazardous Waste or the violation of any Environmental Requirements; and

       (4)  Any and all Remedial Work.

     F. "Environmental Requirements" means all applicable present and future statutes, regulations, rules, ordinances, codes, licenses, permits, orders, approvals, plans, authorizations, concessions, franchises, and similar guidance or requirements, of all governmental agencies, departments, commissions, boards, bureaus, authorities, or instrumentalities of the United States, the State of California, the Band, and any political subdivisions thereof as any such may be amended from time to time ("Laws"); and all applicable judicial, administrative, and regulatory decrees, judgments, and orders ("Orders") relating to the protection of human health or the environment, including but not limited to all Laws and Orders for or concerning reporting, licensing, permitting, investigating, treating, or remediating emissions, discharges, spills, or releases, threatened or actual, of any chemical substances, pollutants, contaminants, or hazardous or toxic substances, materials, or wastes, including Hazardous Waste, whether solid, liquid, or gaseous in nature, into or onto the air, surface water, groundwater, or land; and including but not limited to all Laws and Orders relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of chemical substances, pollutants, contaminants, or hazardous or toxic substances, materials, or wastes, including Hazardous Waste, whether solid, liquid, or gaseous in nature.

     G. "Hazardous Waste" means any waste substance, material, smoke, gas, particulate matter, or combination thereof, that:

      (1) because of its quantity, concentration, or physical, chemical, or infectious characteristics, may either cause or significantly contribute to an increase in mortality or serious irreversible or incapacitating illness or may pose a substantial present or potential hazard to human health, living organisms, or the environment when improperly treated, stored, transported, composted, disposed of, or otherwise handled; or

      (2) is defined to be hazardous or toxic by any Environmental Requirement, including but not limited to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 or the Resource Conservation and Recovery Act of 1976, as either Act may be amended from time to time; or

      (3) is hazardous, explosive, infectious, radioactive, carcinogenic, mutagenic, toxic, ignitable or flammable, reactive, or corrosive and that is or becomes regulated as such by any governmental agency, department, commission, board, agency, or instrumentality of the Band, WEPA, the State of California, or the United States of America; or that is an irritant or a strong sensitizer; or that generates pressure through decomposition (excluding gases generated or occurring naturally within a landfill); and that may cause substantial personal injury, serious illness, or harm to humans, domestic animals, or wildlife, during or as a proximate result of its disposal.

      (4) The terms "toxic," "corrosive," "flammable," "irritant," and "strong sensitizer" shall be given the same meaning as in the California Hazardous Substances Act (Chapter 13 commencing with section 28740 of Division 21 of the Health and Safety Code); or

      (5) requires investigation or remediation under any Environmental Requirement; or

      (6) contains asbestos, polychlorinated biphenyls ("PCBs"), petroleum hydrocarbons, urea formaldehyde foam insulation, or radon gas.

     H. "Hazardous Waste Claims" means any and all enforcement, cleanup, removal, remedial or other governmental or regulatory actions, agreements, or orders threatened, instituted, or competed pursuant to any Environmental Requirements, together with any and all claims made or threatened by any third party against CIWMI, the Band, or the Property relating to damages (including but not limited to Environmental Damages), contribution, costs recovery compensation, loss, or injury resulting from the presence, release, treatment, disposal, or discharge of Hazardous Waste upon, from, about, beneath, on, or to the Property.

     I. "Indemnification" means this First Amended and Restated Environmental Certification and Indemnification made by CIWMI in favour of the Band.

     J. "Lease" means the First Amended and Restated Business Lease to be entered into between the Band and CIWMI contemporaneously with this Indemnification.

     K. "Materials Recovery Facility" or "MRF" means a facility for separation and recovery of recyclable materials such as aluminum, other metals, glass, plastics, cardboard, newsprint, other paper, wood, and green wastes from the wastestream for sale in the regional recycling markets.

     L. "Person" means an individual, trust, firm, association, partnership, political subdivision, government agency, municipality, industry, public or private corporation, or any other entity whatsoever.

     M. "Petroleum-Contaminated Soil Bioremediation" means a biological process that introduces microorganisms, usually bacteria, into petroleum-contaminated soil to detoxify hydrocarbon contaminants and transform them into simpler, less toxic compounds.

     N.  "Remedial Work" means:

      (1) the costs of removal of any and all Hazardous Waste from all or any portion of the Leased Premises or the adjacent property;

      (2) the costs required to take necessary precautions to protect against the release of Hazardous Wastes on, in, under, or affecting the Leased Premises into the air, ground, body of water, or adjacent property to the extent required by the Environmental Requirements or any governmental entity or authority, including but not limited to the costs of environmental testing and assessments; and

      (3) the costs incurred to comply, or to bring all or any portion of the Leased Premises or any adjacent property adversely affected by the Facility, or the parties' acts or omissions under this Lease into compliance with, all applicable Environmental Requirements, including but not limited to payment of any fines, penalties, and administrative and overhead costs charged or assessed by any governmental entity or authority.

     O. "Secretary" mean the Secretary of the Interior or his authorised representative acting under delegated authority.

     P. "Solid Waste" means all putrescible and non-putrescible solid, semisolid, and liquid waste, including but not limited garbage, trash, refuse, paper, rubbish, ashes, industrial waste, construction and demolition waste, abandoned vehicles and parts thereof, discarded home and industrial appliances, manure, vegetable or animal solid and semisolid wastes, other discarded solid, liquid, and semisolid waste from a wastewater treatment plant, water supply treatment plant, or air pollution control facility, or other discarded contained gaseous material resulting from industrial, commercial, mining, or agricultural operations or community activities, but not including solid or dissolved material in domestic sewage, solid or dissolved material in irrigation return flows, industrial discharges that are point sources subject to permits under 33 U.S.C. 1342, source, special nuclear, or byproduct material defined by the Atomic Energy Act of 1954, as amended, 42 U.S.C. 2011 et seq., and not including Hazardous Waste.

     Q. "Term" means the Initial term and the Renewal Term, if exercised, of the Lease, or either of them, unless specifically limited in context to either the Initial Term or the Renewal Term.

     R. "WEPA" means the Wintun Environmental Protection Agency, a governmental agency of the Band.

2.  Representations and Warranties.
    ------------------------------

      A.  CIWMI hereby represents and warrants as follows;

      (1) CIWMI is an independent corporation, duly incorporated under the laws of the State of California, and is and will remain during the Term qualified and authorized to do business in California.

      (2)  CIWMI has the right and corporate power, and has been authorized to
(a) enter into this Indemnification; (b) perform each of its obligations hereunder; and (c) construct, operate, maintain, close, and maintain after closure the Landfill pursuant to the terms and conditions of the Lease.

      (3) The execution and delivery by CIWMI of this Indemnification and the Lease, and performance of its obligations hereunder and thereunder, have been duly and properly authorized by all necessary action, including but not limited to action of the Board of Directors of CIWMI and any relevant government authority/ies, and such execution, delivery, and performance will not contravene or violate any provision of law or any valid agreements to which CIWMI is a party. Each and all persons executing the Lease and/or this Indemnification on behalf of CIWMI have been duly authorized to execute and deliver such documents on behalf of CIWMI pursuant to its organizational documents, authorizations, and all applicable law.

      (4) This Indemnification and the Lease have been duly and validly executed and delivered by CIWMI and constitute the valid, legally binding obligations of CIWMI.

      (5) There are no claims or litigation, pending or threatened, known to CIWMI, that could materially and adversely affect this Indemnification, the Property, the Lease, CIWMI's interest in and to the Property, or CIWMI's ability to complete construction of the improvements or to perform any of its obligations under the Lease or this Indemnification; nor is there any basis known to CIWMI for any unfavourable decision, ruling, or finding that would materially, adversely affect the validity of the Lease or the Indemnification, or that might result in any material adverse change in the condition of CIWMI.

      (6) All written representation and warranties made by CIWMI and/or its officers and agents in connection with this Indemnification and the Lease (a) were true, correct, and complete in all material respects when furnished to the Band and as of the date made; and (b) are true, correct, and complete in all material respects as of the date of which this Indemnification and the Lease are executed.

      (7) The Property and the uses contemplated therefor in the Lease comply, to CIWMI's knowledge, in all respects with all existing applicable federal, state, and tribal zoning, building, subdivision, platting, and land use requirements, including but not limited to the Environmental Requirements.

      (8) Performance by CIWMI of its obligations under, and compliance by CIWMI with, this Indemnification and the Lease will not violate any applicable law, or any other instrument or agreement binding upon CIWMI: and will not result in the imposition of any lien, charge, or encumbrance of any nature on any of CIWMI's assets or property, including but not limited to all or any portion of the Property.

      (9) There are no claims, liens, encumbrances, or other restrictions against CIWMI known to CIWMI that result from liabilities arising under any applicable environment laws, including but not limited to the Environmental Requirements.

      (10) CIWMI is not prohibited from entering into this Indemnification or the Lease by any valid agreement or other writing known to CIWMI or by federal, state, or tribal law or regulation.

      (11)  CIWMI is solvent and has not filed a petition for bankruptcy.

      (12) To CIWMI's best knowledge, CIWMI is in compliance in all material respects with all applicable laws, including but not limited to the Environmental Requirements.

      (13) CIWMI has received no notice, order, or other communication of any alleged or potential violation of or failure to comply with applicable laws, including but not limited to the Environmental Requirements.

      (14) CIWMI is not operating, and has not operated, under or used any other name or assumed name except Cortina Integrated Waste Management, Inc.

      (15) CIWMI has not been involved in the generation, manufacture, storage, transportation, treatment, handling, release, disposal, production, use, or processing of any Hazardous Waste (other than De Minimis Amounts), except in compliance with applicable laws, including but not limited to the Environmental Requirements.

      (16) CIWMI will not keep, store, or use underground storage tanks on the Property.

      (17) No written certificate or statement delivered or made by CIWMI to the Band in connection with this Indemnification or the Lease contains any untrue statement of a material fact or fails to state any material fact necessary to keep the statements, representations, or warranties contained in the Lease from being misleading.

      (18) All financial statements of CIWMI, including any schedules or notes pertaining thereto, heretofore delivered to the Band have been prepared in accordance with generally accepted accounting principles consistently applied, and fully and fairly represent the current financial condition of CIWMI as of the dates thereof and the results of operations for the periods covered thereby; and there have been no material adverse changes in the consolidated financial condition or business of CIWMI from the date of such statements to the date of the execution of this Indemnification.

      (19) As the date of such financial statements, CIWMI had no material indebtedness of any nature, including but not limited to any liens, garnishments, judgments, encumbrances, liabilities for taxes and any interest or penalties relating thereto, except to the extent reflected (in a footnote or otherwise) and reserved against in such financial statements or as disclosed in or permitted by this Indemnification or the Lease.

      (20) CIWMI's organizational documents each have been duly adopted and/or amended consistent with all applicable law.

      (21) During the Term of the Lease, CIWMI has all necessary right, power, and authority to operate and manage any business permitted by the Lease.

      (22) All permits, certificates, approvals, licenses, and other authorizations ("Permits") of any governmental authority necessary to permit construction on and development of the Property will be issued prior to CIWMI's commencement of such construction of development; and there are no such actions or proceedings known to CIWMI, pending or threatened, that question or would question the issuance or validity of any of such Permits, nor that claim or allege, or would claim or allege, that any additional Permits are necessary in order to construct, use, or operate the Property.

      (23) CIWMI will conduct its business in an orderly, efficient, and customary manner and will keep and maintain all of its properties and equipment in good working order and condition.

     B. CIWMI's representations and warranties hereinabove are intended and agreed by CIWMI to survive the Lease to the full extent necessary to enable the Band to enforce its rights as described in this Indemnification and in the Lease.

3.  Prohibition Against Hazardous Waste; Indemnification.
    ----------------------------------------------------

     A. CIWMI agrees that the Property will not be used as an open dump or for the handling, recycling, treatment, composting, or disposal of Hazardous Waste (other than De Minimis Amounts), on either a permanent or temporary basis.
CIWMI shall not cause, arrange for, or permit any Hazardous Waste (other that De Minimis Amounts) to be delivered, received, accepted, used, stored, released, generated, transported, handled, processed, treated, reduced, separated, recovered, converted, recycled, transferred, or disposed of on, to, or in the Property by CIWMI, its agents, employees, contractors, invitees, or any other persons, and the Band's refusal to consent to such is considered and adamant and shall not be deemed to be unreasonable, notwithstanding anything to the contrary; provided, however, that CIWMI may take such actions as may reasonably be necessary to divert Hazardous Waste inadvertently delivered to the Property to safe and lawful disposal elsewhere.

This restriction is a material condition of this Indemnification and the Lease, and, without CIWMI's agreement to comply with such restriction and indemnify, release, and hold harmless the Band from any and all liability resulting from CIWMI's failure to comply with such restriction, the Band would not have entered into this Indemnification and the Lease. If, during the Term of the Lease or during closure activities and post-closure maintenance, Hazardous Waste is delivered, received, accepted, used, stored, released, generated, transported, handled, processed, treated, reduced, separated, recovered, converted, recycled, transferred, or disposed of on, to, or in the Property, or if the Property becomes contaminated by Solid Waste or Hazardous Waste in any manner, CIWMI shall indemnify and hold harmless the Band from any and all Environmental Damages. Without limiting the foregoing, if CIWMI causes, arranges for, or permits the presence of any Hazardous Waste on the Property that results in a threatened or actual contamination, CIWMI shall promptly, at its sole expense and responsibility, take any and all necessary actions to return the Property to a safe and acceptable condition as close as reasonably possible to that existing prior to the presence of any such threatened or actual contamination, pursuant to the rules and regulations of the Band and of the United States and after having first obtained the requisite approvals, including but not limited to the approval of WEPA, for any such remedial action.

     B. CIWMI agrees to and shall protect, indemnify, exculpate, exonerate, hold harmless, and defend, and hereby releases the Band and the United States, and their officers, agents, attorneys, and employees, from and against any and all claims, causes of action, proceedings, judgments, complaints, demands, penalties, settlements, fines, costs (including but not limited to Remediation
Work), damages, liability (including but not limited to strict liability), loss, and expense, for any loss, damage including but not limited to Environmental Damages, contamination, or injury of any kind or nature, known or unknown, contingent or otherwise, threatened or actual, matured or unmatured, foreseeable, unforeseeable, to the person or property of the Band or any other person, that, during the Term of the Lease or as a result of CIWMI's conduct of closure or post-closure maintenance:

      (1) occurs on, adjacent to, or otherwise arises out of or is related to, the Property;

      (2) may be caused or prevented by CIWMI, howsoever it may occur or be related, negligent or otherwise, including but not limited to causation by:

       (a)  the use or misuse by CIWMI of the Property,

       (b)  CIWMI's failure to comply with the Environmental Requirements,

       (c) CIWMI's breach of its obligations under this Indemnification or the Lease, or

       (d) any misrepresentation or violation by CIWMI of the representations, warranties, covenants, terms, or conditions contained in the Indemnification or the Lease; or

      (3)  may be caused:

       (a)  by any defect in any structure erected on or near the Property,

       (b) by or arising from accident, fire, contamination, or other casualty or occurrence on the Property, or

       (c)  by or from any other cause or other use of the Property whatsoever.

      C. CIWMI agrees that the releases and indemnifications for Environmental Damages and for violation of any Environmental Requirements shall continue for such period of time and under such conditions as specified by WEPA, but in no event shall they survive less than thirty (30) years from the date of termination or cancellation of the Lease, and in no event shall such releases or indemnifications be construed to cover acts or omissions of other persons, which acts or omissions occur on the Property after the date of termination or cancellation of the Lease.

      D. No undertaking to indemnify shall constitute, nor shall it be construed to constitute, an admission of responsibility. Without negating or diminishing the promises to indemnify, the Band shall be permitted to participate in any settlement negotiations that could result in civil or criminal penalties, damages, or injunctive relief against the Band, its officers, directors, employees, agents, or attorneys. In addition, the Band and the Secretary must consent in writing to any settlement CIWMI, as indemnitor, may make pursuant to or concerning this Indemnification or the Lease.

      E. Liability and the requirement to indemnify arises (1) upon demand for such by the Band; (2) when Hazardous Waste is released or is threatened to be released, on, in, under, or affecting the Property, or emanates therefrom or migrates or threatens to migrate to or from the Property, or the discovery thereof, in violation of any Environmental Requirements; and/or (3) upon the service or delivery of a Hazardous Waste Claim to or upon the Band or CIWMI.

      F. CIWMI shall comply and cause (1) all tenants under any lease or occupancy agree affecting any portion of the Property and (2) all other persons or legal entities on or occupying the Property, to comply with all Environmental Requirements.

      G. CIWMI agree to submit annually, if requested by the Band, a report, satisfactory to the Band, prepared by a consultant approved by the Band, certifying that the Property is not then being used nor has it been used during the time CIWMI has leased it, for any activities involving, directly or indirectly, the delivery, receipt, acceptance, use, storage, release, generation, transportation, handling, processing, treatment, reduction, separation, recovery, conversion, recycling, transfer, or disposal of any Hazardous Waste (other than De Minimis Amounts) in violation of any Environmental Requirements. The Band reserves the right to retain, at the Band's expense, an independent professional consultant to review any report prepared by or for CIWMI and/or to conduct its own investigation of the Property. CIWMI hereby grants to the Band, and its agents, employees, consultants, and contractors, the right and license to enter upon the Property and to perform such tests on the Property as are reasonably necessary to conduct such a review and/or investigation.

4.  CIWMI's  Remedial Action.
    ------------------------

      A. Until the Lease is performed and paid in full, CIWMI shall promptly advise the Band in writing of:

      (1)  any and all Hazardous Waste Claims;

      (2) the presence of, and any spill, release, or threat of spill or release of, any Hazardous Waste (other than De Minimis Amounts) on, in, under, or affecting the Property, or emanating therefrom, in violation of any Environmental Requirements;

      (3) CIWMI's discovery of the presence of Hazardous Waste (other than De Minimis Amounts) on, under, or about any real property adjoining the Property;

      (4) any remedial action taken by CIWMI in response to any Hazardous Waste on, in, under, or affecting the Property, or emanating therefrom;

      (5) CIWMI's discovery of any occurrence or condition on any real property adjoining or in the vicinity of the Property that could cause the Property or any part thereof to be subject to any restrictions on the ownership, occupancy, transferability, or use of the Property under any Environmental Requirements;

      (6) its receipt of any third party or governmental communication or notice in connection with any Hazardous Waste on, in, under, or affecting, the Property or emanating therefrom or migrating or threatening to migrate to or from the Property, including but not limited to communications or notices that CIWMI or the Band has been designated as a potentially responsible party in connection with any state or federal superfund list respecting the Property, or has received a Section 104(E) letter from the United States Environmental Protection Agency requesting information regarding the Property;

      (7) its notice or knowledge of a lawsuit or threat of suit against CIWMI or the Band or concerning the Property, whether initiated by a governmental agency or authority, or by a third party (such communication or notice shall be provided to the Band and be accompanied by a description of CIWMI's proposed actions to remedy such situation and a time frame therefore); and

      (8) any and all Hazardous Waste Claims and any remedial action taken or Remedial Work done or incurred by CIWMI in response to any Hazardous Waste Claims. In addition, CIWMI shall immediately provide the Band with copies of all communications to or from CIWMI with federal, tribal, and state, and local governments or agencies relating to the Environmental Requirements and all communications relating to Hazardous Waste Claims.

      B. CIWMI shall promptly take any and all necessary remedial action in response to the presence, use, storage, transportation, discharge, or release or any Hazardous Waste on, under, or about the Property in violation of Environmental Requirements; provided, however, that CIWMI shall take such remedial action in good faith so as to minimize any impairment to the Property. The remedial action CIWMI shall take hereunder includes but is not limited to removal of any and all Hazardous Waste from all or any portion of the Property or any surrounding areas; the taking of precautions to protect against the release of Hazardous Waste on, in, under, or affecting the Property, or into the air, any body of water, any other public domain or any surrounding areas; and compliance, in connection with all or any portion of the Property or any surrounding areas, with applicable Environmental Requirements. If CIWMI undertakes any and all remedial action hereunder, including but not limited to Remedial Work, with respect to any Hazardous Waste on, in, under, or affecting the Property, CIWMI shall conduct and complete such remedial action (i) in compliance with all applicable Environmental Requirements; and (ii) in accordance with the orders and directives of all federal, state, tribal, and local government authorities. CIWMI shall immediately provide the Band with a copy of its plans for such remedial action and any revision thereto, and with copies of all communications to or from CIWMI with federal, state, tribal, and/or local governments relating to such remedial action.

      C. CIWMI shall not create or permit to continue in existence any lien upon the Property imposed pursuant to any Environmental Requirements.

      D. The Band shall have the right to join and participate in, as a party if it so elects, any legal proceedings or actions initiated in connection with any Hazardous Waste Claims and to have its attorneys' fees in connection therewith paid by CIWMI.

     5.  Other Obligations.  CIWMI understands, agrees, and acknowledges that:
         -----------------

      A. The obligations described in this Indemnification are separate and distinct from, but consistent with, CIWMI's obligations under the Lease. Any separate action brought to enforce the obligations upon or under this Indemnification, shall in no way be deemed to be an action on the Lease. Payments by CIWMI under this Indemnification shall not reduce CIWMI's obligations and liabilities under the Lease. The Band's right to proceed under this Indemnification is completely independent of its right or claim under the Lease.

      B. CIWMI's obligations and its liability to the Band pursuant hereto shall survive the termination or cancellation of the Lease. Any judgment obtained upon or under this Indemnification shall not be satisfied or discharged, in whole or part, through any action or judgment on the Lease.

      C. The obligations and liability of CIWMI under this Indemnification are independent of, and shall in no way be limited, or impaired or affected by:

       (1)  any amounts at any time owing under the Lease;

       (2)  any modification of the provisions of the Lease;

       (3)  any extensions of time for performance required by the Lease;

       (4) the accuracy or inaccuracy of the representations and warranties made by the Band under the Lease;

       (5) the release of CIWMI or any other person from performance or observance of any of the agreements, covenants, terms, or conditions contained in the Lease by operation of law, voluntary act, or otherwise; or

       (6)  The Band's failure to record the Lease.

     6.  Choice of Action.  Notwithstanding any other provisions herein, or in
         ----------------
the Lease, both parties agree as follows:

      A. If there shall be any conflict between the provisions or requirements of the Lease and of this Indemnification, then the provisions and requirements of the Indemnification will prevail.

      B. Where there are any substantially equivalent requirements or obligations of the CIWMI in this Indemnification and the Lease, the Band may not initiate separate proceedings or other steps to enforce both sets of requirements or obligations but rather shall take such steps or initiate such proceedings pursuant only to the provisions and requirements of either the Lease or the Indemnification, but not both.

      C. If similar requirements are contained in this Indemnification and in the Lease for the payment of any monies by CIWMI or for the performance of any acts or other obligations by CIWMI, the Band may not require that such monies be paid twice or that such acts or obligations be satisfied twice by CIWMI and, in such instances, the Band may only require that the payments or the obligations be made or satisfied as required by the terms of either the Lease or the Indemnification, but not both.

7.   California Indemnification.  BOTH PARTIES ACKNOWLEDGE THAT THEY HAVE BEEN
     --------------------------
ADVISED THEIR RESPECTIVE LEGAL COUNSEL OF THE EXISTENCE OF AND ARE FAMILIAR WITH, THE PROVISIONS OF CALIFORNIA CIVIL CODE 1592, WHICH PROVIDE AS FOLLOWS:

          A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOUR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.

8.   Delay or Omission
     -----------------

No delay or omission to exercise any right, or power, or remedy accruing under this Indemnification shall impair such right, power, or remedy, nor shall it be construed to be a waiver of or acquiescence in a breach of or default under the Indemnification. Both parties specifically and affirmatively agree not to construe the conduct, oral statements, delay, or omission of the other party as altering in any way the parties' agreements as contained herein, and further agree not to rely upon such conduct, oral statements, delays, or omissions. Any waiver, permit, or approval of any breach of or default under this Indemnification must be in writing, and, because this language was negotiated and intended by both parties to be binding and is not a mere recital, both parties hereby agree that they will not raise waiver, estoppel, or other similar arguments as affirmative defenses so as to limit or negate the clear language and intent of this paragraph. All remedies, either under this Indemnification, by law, or otherwise afforded to either party shall be cumulative, not alternative.

9.   Notice.  All notices or demands required or permitted to be hereunder shall
     ------
be writing and shall be (A) delivered by first class, certified, or registered mail to the Postal Service of the United States of America, postage prepaid or
(B) hand-delivered by courier or overnight delivery service to the other party, at the address indicated on the first page of this Indemnification, or at such other address as such party shall hereafter furnish the other in writing. All such notices and demands shall be considered to have been given, if in compliance with this paragraph, on the third day after the date such notice or demand is postmarked and deposited to the United States Postal Service or, if the notice or demand is hand-delivered by courier or overnight delivery service, on the date of actual delivery to the party to whom the notice or demand is addressed. If Notice is tendered under the provisions of this paragraph and is refused by the intended recipient of the Notice, the Notice shall nonetheless be considered to have been given and shall be effective as of the date tendered.

10.  Attorneys' Fees.  Upon determination of breach or default of this
     ---------------
Indemnification by one of the parties, the other party shall have the right to recover all reasonable attorneys' fees, expert witness fees, and court costs incurred in enforcing its rights hereunder or in successfully defending itself against the claims by the breaching party.

11.  Severability.  If any term or provision in this Indemnification shall be
     ------------
held invalid or unenforceable by a court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other term or provision of this Indemnification. Nor shall the validity or enforceability of this Indemnification be affected, invalidated, or rendered unenforceable by the termination or cancellation of the Lease, or any part thereof.

12.  Construction; Contractu Situ.  This Indemnification was, and shall be
     ----------------------------
deemed to have been negotiated and written by both parties. This Indemnification is made, executed, delivered, and to be performed on the Cortina Rancheria, in Colusa County, State of California, and shall be construed according to and governed by applicable federal, state, and tribal law, unless state law is pre-empted or prohibited by federal or tribal law. Notwithstanding any provision of this Indemnification to the contrary, and except as pre-empted by federal or tribal law, the parties intend that this Indemnification shall be construed according to the principles of the contract laws of the State of California. This provision is not intended, nor shall it be construed, to incorporate or accede to the applicability of any other laws of the State of California, including but not limited to environmental or usury laws.

13.  Entire Agreement; Modification.  This Indemnification and the Lease
     ------------------------------
constitute the final and entire understanding between the parties, and there is no agreement or promise on the part of either party to do or omit to do any act or thing not herein mentioned. This Indemnification and the Lease are intended as a complete and exclusive statement of the terms and conditions of the parties' agreement and may not be effectively amended, changed, modified, or altered without the written consent of both parties.

14.  Headings.  The headings to the various section of this Indemnification are
     --------
inserted only of convenience of reference and are not intended, nor shall they be construed, to modify, define, limit, or expand the intent of the parties, or in any way to affect the meaning or interpretation of this Indemnification.

15.  Consents; Reasonableness; Good Faith.  The parties agree to cooperate fully
     ------------------------------------
with each other and to act reasonably and in good faith and in an timely manner in all manners hereunder so that each of them may obtain the benefits to which they are entitled hereunder and for which they have negotiated. Both parties agree to negotiate in good faith and without delay as to all matters requiring negotiation. Neither party shall unreasonably deny, withhold, or delay any consent or approval required or contemplated for any action or transaction proposed to be taken or made hereunder, except as otherwise provided herein. Nothing herein is intended or shall be construed to require the Band to consent to the storage, handling, treatment, or presence of Hazardous Waste as specifically prohibited in this Indemnification, or to consent to any assignment or transfer that is not completely satisfactory to the Band, with or without good cause or reason.

16.  Gender; Number.  Any noun or pronoun used herein shall refer to either
     --------------
gender and to any number as the context requires or permits.

17.  Binding Provisions.  The provisions of this Indemnification shall be
     ------------------
binding on the successors and assigns of the parties in like manner as on the original parties unless modified by mutual written agreement, with the written consent and approval of the Secretary.

18.  Assignment; Transfer.  CIWMI shall not assign or transfer all or any part
     --------------------
of its interest in this Indemnification, or grant any license or concession for all or any portion of the Property, without the prior written approval of the Secretary and the written consent of the Band, and any surety of CIWMI's obligations. The Band, and the Secretary are not bound by reasonableness or conventions of good faith in denying their respective consent or approval to any assignment or transfer, which consents and approvals may be denied in their sole discretion; provided, however, that with respect to any assignment of transfer to an entity of which CIWMI is the majority owner, conventions of good faith and reasonableness shall be applied in connection with the required consents. Except as otherwise provided in this Indemnification, no assignment, grant, or transfer shall be valid or binding without said consent and approval, and then only upon the condition that the assignee or other successor in interest has agreed in writing to be bound by each and all of the covenants and conditions of this Indemnification and the Lease. Any assignment or transfer made except as aforesaid shall be deemed a breach of this Indemnification and an Event of Default and shall constitute grounds for cancellation of this Indemnification and/or the Lease, at the Band's sole descretion.

19.  Arbitration.  If a dispute concerning the construction or enforcement of
     -----------
the Indemnification arises between the parties and cannot be resolved, the parties agree to submit the dispute to arbitration prior to initiating legal proceedings. Such arbitration shall follow the guidelines set forth in the
Federal Arbitration Act, 9 U.S.C.    1-16, unless the parties agree in writing
otherwise. Selection of the arbitrator(s), and a decision as to the binding or non-binding effect of such arbitration, will be made only by the mutual agreement of the parties or, failing that, by a neutral entity agreed to by the parties. The parties agree to share arbitration fees and costs equally.

20.  Termination of Federal Trust.  Nothing contained in this Indemnification
     ----------------------------
shall operate to delay or prevent a termination or modification of federal trust responsibilities with respect to the Property by the issuance of a fee patent of otherwise during the Term; however, such termination shall not serve to abrogate the Indemnification or the Lease.

21.  CIWMI's Obligations to the Band and the United States.  While the Property
     -----------------------------------------------------
is owned by the Band and/or held in trust by the United States or subject to a restriction against alienation imposed by the United States, all of CIWMI's obligations under this Indemnification, and the obligations of any surety of CIWMI's obligations, are to the United States as well as to the Band.

22.  Interest of Member of Congress.  No member of or delegate to Congress, or
     ------------------------------
resident commissioner, shall be admitted to any share or part of this Indemnification or to any benefit that may arise herefrom, but this provision shall not be construed to extend to this Indemnification if made with a corporation for its general benefit.

23.  Tax Immunity.  Nothing contained in this Indemnification is intended, or
     ------------
shall be construed, to constitute a waiver by either party of any applicable laws that provide tax immunity to trust or restricted Indian property or to any interest therein or income derived therefrom.

24.  Validity.  This Indemnification, and any modification of or amendment to
     --------
this Indemnification, shall not be valid or binding upon either party unless approved by the Band and the Secretary.

     IN WITNESS WHEREOF, the Parties hereto have hereto set their hands and seals the day and year first above written.

                                   CORTINA INTEGRATED WASTE MANAGEMENT INC.


                                   By:
                                      ------------------------------------------
                                      David B. Atkinson, President.


                                   THE CORTINA BAND OF WINTUN INDIANS

                                   By:
                                      ------------------------------------------
                                      Frank Frease, Chairperson

Attest:


By:
   ------------------------------------------



           CERTIFICATION OF CORTINA INTEGRATED WASTE MANAGEMENT, INC.
           ----------------------------------------------------------

     I, the undersigned, as President of Cortina Integrated Waste Management Inc. do hereby certify that the foregoing First Amended and Restated Environmental Certification and Indemnification was considered and approved by the Board of Directors at a duly called meeting on the 12th day of October, 2000, at which a quorum was present, that the same was adopted by a unanimous vote in favour and that David B. Atkinson, as President of Cortina Integrated Waste Management, Inc., was authorized to sign the First Amended and Restated Environmental Certification and Indemnification on behalf of Cortina Integrated Wasted Management, Inc.,


                                      ------------------------------------------
                                      David B. Atkinson, President


                 CERTIFICATION OF CORTINA BAND OF WINTUN INDIANS
                 -----------------------------------------------

I, the undersigned, as Chairperson of the Cortina Band of Wintun Indians, do hereby certify that the I have been authorized by the General Council and Business Council of the Band to enter into this Indemnification.



                                      ------------------------------------------
                                      Frank Frease, Chairperson

Attest:

------------------------------------------

                         ACKNOWLEDGMENT OF CORTINA INTEGRATED
                                  WASTE MANAGEMENT, INC.

STATE OF CALIFORNIA          )
                             ) ss:
COUNTY OF SACRAMENTO         )

     ON THIS        day of              , 2000, before me, the undersigned
            --------      --------------
Notary Public, personally appeared David B. Atkinson, President of Cortina Integrated Waste Management, Inc., proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument, and acknowledged to me that he executed the same in his authorized capacity, and that, by his signature, Cortina Integrated Waste Management, Inc. executed the instrument.

     WITNESS my hand and official seal.

                                      ------------------------------------------
                                      Notary Public
                                      Residing in
                                                  ------------------------------
                                      My Commission Expires:
                                                             -------------------


                ACKNOWLEDGMENT OF CORTINA BAND OF WINTUN INDIANS
                ------------------------------------------------

STATE OF CALIFORNIA          )
                             ) ss:
COUNTY OF SACRAMENTO         )

     ON THIS         day of               , 2000, before me, the undersigned
            ---------      --------------
Notary Public, personally appeared Frank Frease, Chairperson of the Cortina Band of Wintun Indians, proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument, and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument, the Cortina Band of Wintun Indians executed the instrument.

     WITNESS my hand and official seal.

                                      ------------------------------------------
                                      Notary Public
                                      Residing in
                                                  ------------------------------
                                      My Commission Expires:
                                                             -------------------

                                  UNITED STATES
                           DEPARTMENT OF THE INTERIOR
                            Bureau of Indian Affairs
                                 Pacific Region


THE WITHIN Environmental Certification and Indemnification is hereby approved.


Date of Approval:                          By:
                 ------------------            ---------------------------------
                                               Regional Director

                                           Pursuant to the authority redelegated
                                           by 209 DM 8, Secretary's Order 3150
                                           and 10 BIAM Bulletin 13, as Extended.

Exhibit 4-D

                EXHIBIT 4-D TO 20-F REGISTRATION STATEMENT OF
             EARTHWORKS INDUSTRIES INC. DATED NOVEMBER 30, 2000

       PURCHASE AND SALE AGREEMENT dated March 31, 2000 ("Effective Date").

BETWEEN:

       JAMES A. WYSE, of, 230 Manchester Street, Danville, California, U.S.A. 94506

       (hereinafter referred to as "Wyse")

                                                               OF THE FIRST PART
AND:

       DAVID S. BRISCHKE, of 2731 Corey Place, San Ramon, California, U.S.A.
       94583

       (hereinafter referred to as "Brischke")

                                                              OF THE SECOND PART
AND:

       THOMAS G. VALENTINO, of 101 Brookvine Circle, Chico, California, U.S.A. 95973

       (hereinafter referred to as "Valentino")

                                                               OF THE THIRD PART
AND:

       SCOTT D. SCHMIDT, of 4540 Cove Lane, Byron, California, U.S.A. 94514

       (hereinafter referred to as "Schmidt")

                                                              OF THE FOURTH PART
AND:

       DOANA WYSE, of 230 Manchester Street, Danville, California, U.S.A. 94506

       (hereinafter referred to as "D. Wyse")

                                                               OF THE FIFTH PART

AND:

       PACIFIC WASTE SERVICES, INC., a body corporate, incorporated under the laws of the State of California, U.S.A., having its Head Office at Suite 1B, 12925 Alcosta Boulevard, in the City of San Ramon, State of California, U.S.A. 94583

       (hereinafter referred to as "PWS")

                                                               OF THE SIXTH PART
AND:

       EARTHWORKS INDUSTRIES INC., a body corporate, incorporated under the laws of the Province of British Columbia, having its Registered office at Suite 1710, 1177 West Hastings Street, in the City of Vancouver, Province of British Columbia V6E 2L3, Canada

       (hereinafter referred to as "EWK")

                                                             OF THE SEVENTH PART

W H E R E A S:

A. Wyse, Brischke, Valentino, Schmidt and D. Wyse (herein collectively referred to as the "Vendors" and, individually, as a "Vendor"), are the legal, beneficial and registered owners of the numbers of shares in the capital of PWS set opposite their names below, being the percentage of the total number of issued shares in the capital of PWS designated:

     Vendors                                  Shares of PWS     Percentage

     Wyse                                     20,100             78.07%
     Brischke                                  2,172              8.44%
     Valentino                                 2,513              9.76%
     Schmidt                                     861              3.34%
     D. Wyse                                     100              0.39%
                                            --------
                                              25,746

(the said 100% of the issued shares of PWS being hereinafter referred to as the "PWS Shares").

B. Incentive Stock Options ("ISO") are held by four of the Vendors and Mark Raust to purchase additional shares in the capital of PWS in the numbers below, and if such options are fully exercised the shareholders of PWS, and the percentage of the issued shares of PWS that will then be held by each, will be as follows:

                                            Shares issuable
     Shareholders                             under ISO's       Percentage

     Wyse                                          0             58.03%
     Brischke                                  4,000             17.82%
     Valentino                                 3,019             15.97%
     Schmidt                                   1,000              5.37%
     D. Wyse                                     500              1.73%
     Mark Raust                                  375              1.08%
                                            --------             ------
          TOTAL                                8,894               100%
                                            --------             ------

C. As EWK is a British Columbia reporting issuer and its shares are listed for trading on the Canadian Venture Exchange ("Exchange") it is subject to the rules and requirements, and regulatory powers, of the Exchange and the British Columbia Securities Commission ("Securities Commission") - the Exchange and Securities Commission being herein referred to as the "Regulatory Authorities".

D. PWS carries on business, from its business offices at #1 - 12925 Alcosta Boulevard, San Ramon, California, U.S.A. which consists, principally, of managing and operating waste disposal facilities and garbage collection and transportation services, and acting as a waste management consultant - and is in the course of expanding its business and the geographical areas within which such expanded business might be carried on.

E. Cortina Integrated Waste Management, Inc. ("CIWM"), the wholly owned subsidiary of EWK, is developing an integrated waste management facility on the Cortina Rancheria in Colusa County, California, U.S.A. (the "CIWM Project") with respect to which PWS has in the past, and is currently being, engaged as a consultant.

F. PWS is the legal and beneficial owner of approximately 355,000 issued common shares in the capital of EWK (hereinafter called the "PWS
Shareholdings").

G. Pursuant to a Memorandum of Understanding dated September 25, 1996 between PWS and CIWM, as subsequently amended (the "MOU") PWS has agreed to defer payment for portions of its direct labour expenses and to apply the accumulated amounts therefrom to the possible exercise of an option to acquire a percentage interest in the CIWM Project and the total of such deferred amounts is at the date hereof approximately $260,000 (U.S.) which the parties agree could be applied by PWS to the acquisition of an approximately 18% interest in the CIWM Project as of the date hereof (such accrued monies and the interest that could be acquired in the CIWM Project being hereinafter called the "PWS Project Interest").

H. The Vendors have represented to EWK that PWS has a value in excess of that indicated by PWS's current contracts, volume of business and financial statements due to the number of potentially lucrative contracts which PWS is currently negotiating, pursuing or has signed but which have not yet become operative, being:

   (a) Various contracts which have been signed but which have not yet become operative or started to produce revenues;

   (b) Anticipated contracts which are in the course of negotiations and are expected to be signed; and

   (c) Various preliminary discussions which have occurred which are expected to be followed by formal negotiations and the signing of agreements;

   (all such non-producing contracts or contracts signed in the future on or before the Acceptance Date being herein called the "PWS Contracts").

I. The Vendors wish to sell the PWS Shares, and EWK wishes to purchase the PWS Shares, all on the terms and conditions hereinafter set forth.

J. The authorized capital of EWK consists only of voting common shares - the voting common shares comprising EWK's authorized capital from time to time being hereinafter called "Shares".

K. It is anticipated that one or more of the PWS Contracts may require the issuance of shares of PWS.

NOW THEREFORE, in consideration of the premises and the covenants and agreements, and the sum of $10.00 (U.S.) paid by EWK to each of the Vendors (the receipt of which is hereby by the Vendors acknowledged) the parties agree as follows:

1. The Vendors agree to sell the PWS Shares to EWK, and EWK agrees to acquire the PWS Shares, on the terms and conditions hereinafter set forth.

2. EWK agrees that it will, immediately following the Acceptance Date, issue and allot 5,000,000 Shares to the Vendors, in partial consideration of the sale of the PWS Shares to EWK, the certificates for which shall be issued, and delivered to Tupper Jonsson & Yeadon, EWK's Vancouver, Canada lawyers ("Tupper & Co" ) to be held by them in escrow.

3. EWK agrees that it will, in further consideration of the aforesaid sale, issue and allot to the Vendors a further 2,000,000 Shares (hereinafter called the "Earn-Out Shares"), the issuance and delivery of which shall be subject to subsequent provisions of this Agreement.

4. EWK agrees that it will, in further consideration of the aforesaid sale, issue, allot and deliver to the Vendors a further 1,000,000 shares (hereinafter called the "Project Shares"), the issuance and delivery of which shall be subject to subsequent provisions of this Agreement.

5. The 2,000,000 Earn-Out Shares referred to in Section 3 hereof will be issued to the Vendors by EWK on the basis of PWS's earnings from the PWS Contracts on the following basis:

   (a) One (1) Earn Out Share will be issued to the Vendors for each $1.00 (U.S.) of Earnings Before Interest, Taxes, Depreciation & Amortization ("EBITDA earnings") of PWS from the PWS Contracts commencing from the
    Effective Date;

   (b) PWS's EBITDA earnings from the PWS Contracts shall be calculated on a quarterly basis, unaudited for the first 3 calendar quarters of PWS's fiscal year and on an audited annual basis;

   (c) Within 60 days after the end of each of the first 3 quarters of PWS's fiscal years a statement of PWS's EBITDA earnings from the PWS Contracts shall be supplied to EWK certified to be true and correct by a person who is a director and officer of PWS ("Quarterly Statement");

   (d) Within 30 days after its receipt of a Quarterly Statement EWK will issue the appropriate number of Earn Out Shares to the Vendors divided between them pro rata according to their proportional holdings of PWS Shares;

   (e) Within 90 days after the end of each of PWS's fiscal years EWK shall be supplied with annual financial statements of PWS, audited according to United States Generally Accepted Accounting Principles, and a statement certified correct by the said Auditors of the EBITDA earnings of PWS from the PWS Contracts during the fiscal year;

   (f) Within 60 days of receiving the audited statements required by sub-clause
   (e) hereof EWK will issue to the Vendors, divided between them proportionately, the appropriate number of Earn Out Shares resulting from PWS's said earnings for the fiscal year less the numbers of Earn Out Shares which have been already issued based on the first 3 quarters of such fiscal year.

6. Notwithstanding the provisions of Sections 3 and 5 above, any Earn Out Shares which have not become issuable to the Vendors as of September 30, 2003 shall cease to be issuable and the number of Earn Out Shares required to be issued to the Vendors pursuant to Section 3 will be reduced by such number.

7. The issuance of Project Shares shall be dependent upon the commencement of commercial operations, and the carrying on of such operations, of the CIWM Project the date of the commencement of the operation of the CIWM Project being hereinafter called the "Project Commencement Date". The Project Shares will be issued to the Vendors, and divided between them proportionately, on the following basis and timetable:

   (a) The Project Shares will be issued in 8 equal portions of 125,000 Shares each (each portion being hereinafter called a "Tranche");

   (b) The first Tranche will be issued on the last day of the calendar quarter in which the Project Commencement Date occurs. Thereafter, a Tranche will be issued on the last day of each calendar quarter in which the CIWM Project is operated commercially for not less than 60 days (including weekends or holidays).

8. Notwithstanding the provisions of Sections 4 and 7, any Project Shares which have not become issuable to the Vendors by the date which is 5 years from the Project Commencement Date will cease to be issuable to the Vendors and the number of Project Shares issuable to the Vendors pursuant to Section 4 hereof will be reduced by such number.

9. Upon the Closing PWS will assign to CIWM, for a nominal consideration of $10.00 (U.S.) all of PWS's interests in, or rights to receive interests in, the CIWM Project referred to in Paragraph G.

10. This Agreement and its Closing will be subject to it being accepted for filing by the Exchange and, in that regard:

   (a) EWK will forthwith after the signing of this Agreement, submit it to the Exchange together with such supporting documentation as is required by the Exchange and with payment of the Exchange's required fees;

   (b) The Vendors and PWS agree to, as promptly as is reasonable under the circumstances, have prepared and provide to EWK for submission to the Exchange, such supplemental documents or information as the Exchange may request including, but not limited, to:

   (i) financial statements of PWS for its last two completed fiscal years on an audited basis and an unaudited statement covering the period between its last fiscal year-end and March 31, 2000;

   (ii) a report describing its business prepared by an independent consultant, if the same shall be required by the Exchange;

   (iii) an evaluation of PWS and its business prepared by an independent evaluator if the same shall be required by the Exchange;

   (iv) Personal Information Forms and Forms 4B as required by the Regulatory Authorities;

   (c) EWK shall promptly cause to be prepared and submitted to the Exchange such further documentation and information as the Exchange may request and which is within the power of EWK to assemble or produce;

   (d) EWK will diligently and bona fide pursue the application to the Exchange to have this Agreement accepted for filing at the earliest reasonable date;

   (e) EWK will pay the costs of acquiring the items specified in sub-clauses
   (i), (ii) and (iii) of subclause (b).

11. This Agreement is subject to its being accepted for filing by the Exchange not later than August 30, 2000; provided that the Parties agree to, to the extent that it is within their powers, do such things as may be necessary or appropriate to expedite the review of this Agreement by the Exchange with a view to having it accepted for filing at the earliest date reasonable under the circumstances (the date of acceptance by the Exchange being hereinafter called the "Acceptance Date").

12. If the Acceptance Date shall not have occurred by August 30, 2000 any Party hereto may at any date thereafter, prior to the occurrence of the Acceptance Date, give notice to the other Parties terminating this Agreement and in case such a notice shall be given this Agreement will terminate and be of no further force or effect except as to the provisions hereof providing for the requirements of the Parties upon a termination of this Agreement prior to its Closing.

13. If the Acceptance Date has occurred and this Agreement has not otherwise terminated the Closing will occur at 3:00 p.m., local time, April 30, 2001 at 1710 - 1177 West Hastings Street, Vancouver, B.C., Canada - or at such other time, date or place as the Parties may mutually agree (the date of the Closing being hereinafter called the "Closing Date").

14. At the Closing each of the Parties will deliver to the other Parties all such documents, share certificates or other instruments as may be necessary to give effect to the provisions of this Agreement which are required or would, as a consequence to the provisions hereof, be required to be given or delivered at the Closing. The Parties will do such other things or deliver such other documents or instruments as may be required by the terms of this Agreement on various instances subsequent to the Closing Date. Without limiting the generality of the foregoing:

   (a) EWK will deliver to the Vendors:

     (i) a copy of the letter from the Exchange confirming its acceptance of this agreement for filing;

     (ii) a copy of Resolutions of the Board of Directors of EWK approving this Agreement and the issuance of the Shares that are or may become issuable hereunder and appointing Directors of EWK, and appointing Wyse, all as required by Section 16(b) below;

     (iii) from Tupper & Co the certificates for the 5,000,000 Shares they are holding in escrow pursuant to Section 2 above; and

     (iv)  written verification that the financing requirements set out in
     Section 15 have been satisfied;

   (b) The Vendors will deliver to EWK:

     (i) a certificate representing 100% of the PWS shares then issued, registered in the name of EWK; and

     (ii) a copy of Resolutions of the Directors of PWS approving its signing of this Agreement and transferring 100% of the issued PWS Shares to EWK.

15. It shall be a condition of the obligation of the Vendors to Close this Agreement that EWK and/or CIWM shall have raised financing in the following amounts not later than the Closing Date:

   (a) At least $5,000,000 by one or both of EWK and CIWM by equity or debt financing, including the proceeds of share purchase options or share purchase warrants outstanding at the date of this Agreement; or

   (b) at least $3,000,000 raised by CIWM by non-equity financing for application to the CIWM Project and the incidental costs of CIWM.

16.  EWK agrees that it will:

   (a) within 10 days of the signing of this Agreement, cause the appointment of Wyse, or such other Vendor as the Vendors may jointly designate in writing, to the Board of Directors of EWK so that the said nominee will be 1 member of the 5-member EWK Board of Directors;

   (b) within 10 days of the Acceptance Date, or prior to the Closing Date whichever shall first occur, cause a Vendor designated by the Vendors in writing to be appointed a Director of EWK so that such person and the person appointed pursuant to sub-clause (a) will be 2 Directors on a 5-person EWK Board of Directors, and to appoint Wyse as the President of EWK.

17. Pending the satisfaction of all of the conditions herein contained so that this Agreement will not terminate, or the termination of this Agreement, the Vendors and PWS agree that, except with the prior written approval of EWK, which shall not be unreasonably withheld by EWK, up to the Closing Date:

   (a) PWS will be operated on an active basis as it presently is;

   (b) no shares in the capital of PWS will be issued other than as anticipated or described in the premise paragraphs of this Agreement;

   (c) no agreements will be entered into which could require either the issuance of additional shares in the capital of PWS or the sale, transfer or encumbrancing of any of the PWS Shares held by the Vendors;

   (d) none of the shares of PWS held by the Vendors will be transferred;

   (e) PWS will not enter into any employment agreements which will not be terminable of notice of 1 month or less;

   (f) PWS will not enter into any agreements which shall create current or long time liability or indebtedness which shall have the effect of increasing its current and long term indebtedness existing as at the date of this Agreement by more than 5%;

   (g) PWS will not enter into any employment agreements or amendments of existing employment agreements with the Vendors which shall be less favourable than the terms that presently exist and no raises will be granted which shall amount to the equivalent of more than 5% per annum, and no bonuses will be agreed to or paid to Vendors;

   (h) PWS will not declare any dividends, and will not pay any dividend which has not been declared prior to the date hereof; Provided however that PWS may dividend to it's shareholders some or all of the EWK shares presently held by PWS, or the net proceeds PWS may receive from selling some or all of the EWK shares it holds.

   (i) neither PWS, nor the Vendors as the shareholders of PWS, will pass any resolutions to amend the incorporation documents of PWS, or to amend the authorized capital of PWS or the rights or restrictions attaching to any of the PWS Shares;

   (j) PWS will not enter into any agreements to perform any business which is not in the normal course of its business as it is presently carried on, or enter into any agreements which shall have the potential to negatively affect the value of PWS.

18. Pending the termination of this Agreement or the satisfaction of all of the conditions herein contained so that this Agreement will not terminate, the Vendors and EWK agree that EWK will not except with prior written approval of PWS, such approval not to be unreasonably withheld:

   (a) enter into any agreement to issue any shares in its capital except on such terms and for such proposed consideration as will satisfy the requirements of the Exchange;

   (b) enter into any employment agreements with any of its existing directors or officers, or any amendments to the existing agreements, whether written or otherwise, with its existing directors or officers regarding their compensation or other benefits receivable from the Company;

   (c) enter into any agreement to purchase an asset or a block of assets which shall have a maximum aggregate cost to it in excess of $50,000 (Cdn.);

   (d) grant any share purchase options - other than optional rights which shall be attached as warrants to shares that it may issue pursuant to efforts to acquire additional equity financing;

   (e) submit to its shareholders for approval any changes in its incorporation documents or the special rights or restrictions attaching to the Shares, other than to increase its authorized capital;

   (f) apply to have its shares suspended from trading or delisted from the Exchange;

19. The Shares, when they are issued to the Vendors, will be issued and allotted as fully paid shares but they shall be subject to such trading or resale restrictions as may be imposed upon them by the Regulatory Authorities. If, and to the extent, that the Exchange may require the same the Vendors will execute pooling or escrow agreements in the forms and containing the terms and contents designated by the Exchange.

20. The Vendors jointly and severally covenant and warrant in favour of EWK that:

   (a) the unaudited financial statements of PWS prepared to December 31, 1999 attached as Schedule "A" hereto is a true and correct statement of the Company's financial position as at the said date and a true and correct statement of the Company's sales and expenses for 1999;

   (b) PWS has not suffered any material adverse financial conditions or set-backs since December 31, 1999;

   (c) they are the sole legal and beneficial owners of the PWS Shares, free of any and all liens, charges and encumbrances and that they are unrestricted in their right to sell the PWS Shares to EWK pursuant to this Agreement;

   (d) PWS has no shares issued and outstanding other than the PWS Shares, and there are no outstanding agreements, court orders or other documents or instruments of any nature or kind whatsoever which could result in PWS being obliged to issue any more shares in its capital stock other than as anticipated by the options referred to in Paragraph B above, nor are there any securities outstanding which would be convertible into or exchangeable for shares in its capital stock;

   (e) there are no outstanding or threatened court actions, charges or regulatory proceedings against PWS or any of the Vendors, and PWS is not subject to any injunctions or other official prohibitions against its conducting its business;

   (f) PWS is a corporation duly incorporated under the laws of the State of California and that it is a valid and subsisting corporation in good standing pursuant to all of the applicable laws and regulations;

   (g) PWS is up-to-date in the filing of all of its tax filings or Returns with all taxing authorities having jurisdiction over it, and that there are no outstanding unpaid assessments of taxes or other levies due to any governmental or regulatory authority;

   (h) the authorized capital of PWS consists of 400,000 shares, of which at the date hereof 25,746 are issued and outstanding as fully paid shares;

   (i) PWS has no subsidiaries or agreements to acquire any subsidiaries;

   (j) the corporate, financial and business records of PWS are complete and accurate;

   (k) PWS has all of the necessary power to enter into and perform any obligations undertaken by it under this Agreement;

   (l) this Agreement constitutes legal, valid and binding obligations of PWS and/or the Vendors as the case may be;

   (m) PWS is in compliance with all laws and regulations applicable to it respecting employment and employment practices and PWS is not involved in, or under threat of, alleged unfair labour practice and there is no labour dispute outstanding or threatened against it.

21. EWK covenants and warrants in favour of the Vendors, and where applicable PWS, that:

   (a) it is a corporation duly incorporated pursuant to the laws of the Province of British Columbia, Canada and that it is in good standing and in full satisfaction of all of its obligations pursuant to the laws and regulations of British Columbia and Canada including, without limitation, the corporate and securities laws and regulations of the said Province;

   (b) its shares are listed for trading on the Exchange and that is in full compliance with the various rules and requirements of the Regulatory Authorities;

   (c) there are no proceedings existing, threatened or pending against the Company by the Regulatory Authorities or by any other governmental authorities or agencies;

   (d) CIWM is its sole subsidiary and that it owns 100% of the issued and outstanding shares of CIWM;

   (e) CIWM is a corporation duly incorporated pursuant to the laws of the State of California, U.S.A. and that it is in good standing and in full satisfaction of all of its obligations pursuant to the laws and regulations of the said State;

   (f) its authorized capital consists of 20,000,000 voting common shares without par value of which at the date hereof 8,120,591 are issued;

   (g) it has all of the necessary corporate power to enter into and perform its obligations under this Agreement;

   (h) the financial statements prepared and audited as at its fiscal year-end, November 30, 1999, attached hereto as Schedule "B", have been prepared in accordance with Canadian generally accepted accounting principles, and fairly presents the financial position of the Issuer as at the said date;

   (i) the unaudited quarterly financial statement attached hereto as Schedule "C" has been prepared in accordance with Canadian generally accepted accounting principles and fairly represents its financial position as at the date of the said statements;

   (j) neither it nor CIWM are parties to, nor threatened with, any actual or pending court actions or regulatory proceedings of any nature or kind.

   (k) there are no outstanding or threatened court actions, charges or regulatory proceedings against EWK or CIWM and they are not subject to any injunctions or other official prohibitions against conducting their business;

   (l) EWK and CIWM are in compliance with all laws and regulations applicable to them respecting employment and employment practices and they are not involved in, or under threat of, alleged unfair labour practice and there is no labour dispute outstanding or threatened against them.

22. It shall be a condition of the Closing of this Agreement that the Vendors, PWS and the four present Directors of EWK will sign a separate agreement in which they will agree to cast all of the votes attaching to all of the shares of EWK which they own or control, directly or indirectly, in favour of the election of a Board of Directors of EWK which satisfies the provisions of Section 16 above for the period ending June 30, 2003.

23. The warranties granted by various of the Parties to various of the other Parties in Sections 20 and 21 above are for the benefit of the grantees and may be waived by the grantees. However, grantees of such warranties may refuse to close this Agreement if, on the Closing Date, the warranties are not then still valid and in effect and a grantee of such warranties may, if any of the warranties are no longer in effect, or have become invalid, prior to the Closing, give the grantors of the warrants a Notice of Default.

24. EWK will, within 30 days of the signing of this Agreement, submit to the U.S. Securities and Exchange Commission ("SEC") a 20F Registration Statement and initiate efforts with appropriate instructions to its lawyers to apply to have EWK become a United States reporting company and to have its shares quoted for trading on the NASD OTC Bulletin Board. Included in such efforts will be an initial submission by EWK of an SEC 10-SB Registration Statement within 60 days of the signing of this Agreement. Further, EWK will, within 90 days of the signing of this Agreement, cause the submission by it to the SEC of an SB-1 or SB-2 Registration Statement. EWK will diligently pursue such filings with all appropriate instructions to its lawyers and by the payment of required charges and fees.

25. The Parties each agree that if this Agreement shall terminate for any reason prior to its Closing, they will each promptly and bona fide make all such efforts as are necessary to cancel or undo any transfers of assets or benefits which have occurred between the Parties prior thereto, and any and all files or other records which properly belong to other Parties hereto shall be returned to them, all with the objective of as completely and as promptly under the circumstances, returning all of the Parties hereto to the positions that they were in prior to the signing of this Agreement.

26. This Agreement will be interpreted according to the laws of the Province of British Columbia and the laws of Canada applicable in the Province of British Columbia and the Parties agree to submit to the courts of the Province of British Columbia.

27. Any dispute, controversy or claim arising out of or relating to this Agreement or the interpretation of any of the provisions hereof will be finally settled by arbitration in accordance with the Arbitration Rules of The British Columbia International Commercial Arbitration Centre ("Centre") in effect on the date hereof. The Parties agree that:

   (a) The appointing authority will be the Centre;

   (b) The case will be administered by the Centre in accordance with its "Procedures for Cases under the BCICAC Arbitration Rules";

   (c) The place of arbitration will be Vancouver, British Columbia;

   (d) The number of arbitrators will be one (1);

   (e) The language used in the proceedings will be English;

   (f) The arbitrator's fees will be paid by the Parties in equal parts, during the course of the arbitration. In his final decision the arbitrator shall assess liability against one or both of the arbitrating parties for the costs incurred by the parties in the arbitration and for the arbitration costs.

28.(a) Any notice which is required to be given hereunder shall be given in writing and will be effectively given if the same is:

   (i) delivered or mailed by prepaid registered or certified post to the address of the intended recipient set forth at the top of this agreement;

   (ii)  delivered to a director or officer of the intended recipient; or

   (iii) sent by fax to the intended recipient at the following numbers:

                    EWK           -          (604) 669-3107
                    PWS           -          (925) 244-0210
                    Wyse          -          (925) 244-0210
                    Brischke      -          (925) 244-0210
                    Valentino     -          (530) 345-6936
                    Schmidt       -          (925) 244-0210
                    D. Wyse       -          (925) 244-0210

                    with a simultaneous copies being sent to:
                    Carl R. Jonsson
                    Tupper Jonsson & Yeadon
                    1710 - 1177 West Hastings Street
                    Vancouver, B.C., Canada V6E 2L3
                    Fax: (604) 681-0139

                    and

                    Charles E. Chase
                    Chase, Berenstein and Murray
                    533 Airport Blvd., Suite 501
                    Burlingame, CA, U.S.A.  94010
                    Fax: (650) 548-0565

   Provided that any Party may give notice to the other Party of new addresses or new fax numbers to be used for the purpose of this Clause;

   (b) any notice which is delivered shall be deemed to have been given on the date of delivery. Any notice which is sent by fax shall be deemed to be given on the first weekday following the date upon which the faxed message is transmitted. Any notice that is sent by prepaid mail shall be deemed to have been given on the 5th weekday after the date upon which the notice is mailed from a Post Office in Canada.

29. If any Party (a "Defaulting Party") is in default of any requirement herein set forth, any Party affected by such default (the "Affected Party") may give a notice ("Default Notice") to the Defaulting Party specifying the default and, unless:

   (a) within 30 days of the giving of the Default Notice the Defaulting Party has not cured such default; or

   (b) in case the default is not of a nature which can be cured within 30 days, the Defaulting Party has not within 30 days of the giving of the Default Notice taken all reasonable steps or other prudent action to commence the curing of such default, or does not thereafter diligently pursue the curing of such default until it is cured, subject to a maximum period to cure such default of 120 days after the giving of the Notice of Default the Affected Party will be entitled, upon notice to the Defaulting Party to seek any remedy the Affected Party may have with respect to such default including, without limitation, terminating this Agreement.

30. Mark Raust, the holder of an Incentive Stock Option, as referred to in Paragraph B hereof, joins in signing this Agreement for the purpose of confirming that if the said option is exercised in whole or in part he shall be bound by the terms of this Agreement and the shares of PWS acquired by him pursuant to the exercise of his option will forthwith become part of the PWS Shares and included in that expression wherever used herein, and acknowledges that he will be bound by the terms of this Agreement as a Vendor to the same full extent as he would have been if he had owned shares of PWS at the date of this Agreement.

31. If PWS shall issue any additional shares in it's Capital, other than pursuant to the outstanding ISO's, or if any holders of PWS Shares shall transfer any of them, PWS may not issue the shares or register the transfers without first requiring the allotees or the transferees to sign an acknowledgement in favour of the parties hereto that they will be bound by the terms of this Agreement as though they were original signatories hereto and thereafter such allotees or transferees shall be considered "Vendors" pursuant to this Agreement.

32. All references to monies herein, directly or indirectly, are references to Canadian Dollars except where otherwise indicated.

33. This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective heirs, successors, administrators and assigns.

34. The Parties hereto agree to do such further acts and execute such further documents as may be necessary to carry out the true intent and meaning of this Agreement.


                     (This space intentionally left blank)

   IN WITNESS WHEREOF the Parties hereto have executed this Agreement as and from the day and year first above written.


     /s/ M. Raust                         /s/ James A. Wyse
--------------------------------------    --------------------------------------
Witness                                   James A. Wyse


     /s/ James A. Wyse                    /s/David S. Brischke
--------------------------------------    --------------------------------------
Witness                                   David S. Brischke


     /s/ James A. Wyse                    /s/ Thomas A. Valentino
--------------------------------------    --------------------------------------
Witness                                   Thomas G. Valentino


     /s/ James A. Wyse                    /s/ Scott D. Schmidt
--------------------------------------    --------------------------------------
Witness                                   Scott D. Schmidt


     /s/ James A. Wyse                    /s/ Doana Wyse
--------------------------------------    --------------------------------------
Witness                                   Doana Wyse

PACIFIC WASTE SERVICES, INC.

Per:          /s/ James A. Wyse
--------------------------------------
     James A. Wyse,
     President


     /s/ James A. Wyse                    /s/ Mark Raust
--------------------------------------    --------------------------------------
Witness                                   Mark Raust


EARTHWORKS INDUSTRIES INC.

Per:         /s/ David B. Atkinson
--------------------------------------
     David B. Atkinson,
     President

Exhibit 4-E

            EXHIBIT 4-E TO 20-F REGISTRATION STATEMENT OF
          EARTHWORKS INDUSTRIES INC. DATED NOVEMBER 30, 2000

THIS AGREEMENT made and dated the 15th day of February, 2000

BETWEEN:

          EARTHWORKS INDUSTRIES INC., a body corporate, incorporated under the laws of the Province of British Columbia, with Registered Office at 1710 - 1177 West Hastings Street, in the City of Vancouver, Province of British Columbia

          (herein referred to as the "Company")

                                                               OF THE FIRST PART
AND:

          DAVID B. ATKINSON, of Suite 305, 1545 West 15th Avenue, in the City of Vancouver, Province of British Columbia V6J 2K5

          (herein referred to as the "Optionee")

                                                              OF THE SECOND PART

W H E R E A S:


A.   The Optionee is a director, officer and employee of the Company.

B. As an incentive to the Optionee to continue to serve the Company, the Company desires to grant to the Optionee an option to purchase shares in its capital stock on the terms hereinafter contained;

NOW THEREFORE, in consideration of the premises and covenants and agreements hereinafter contained, the parties hereto agree as follows:

1. The Company hereby grants to the Optionee an option ("Option") to purchase 204,500 shares in its capital, exercisable at any time on or before February 14, 2005 at a price of $0.56 (Cdn.) per share.

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Page 2

2. During the term of the Option the Optionee may exercise, from time to time, the whole or any part of the Option, by paying to the Company the purchase price for the shares purchased pursuant thereto. Upon receipt of a request for shares from the Optionee, and payment therefor, the Company shall forthwith issue and allot to the Optionee the number of shares as shall have been paid for. The shares will be subject to such retrading restrictions as may be imposed upon them by the securities laws of the Province of British Columbia and the rules of the Canadian Venture Exchange - and the certificates will be endorsed with any required legend.

3. The Option is not assignable by the Optionee; provided however, that if the Optionee shall die while the Optionee is an employee, officer or Director of the Company or of a subsidiary of the Company, the Optionee's estate shall be entitled to exercise the whole or any part of the Option existing at the date of death, at any time up to 1 year after the date of death.

4. If, at any time during the continued existence of the Option, there shall be any alteration in the capital stock of the Company, other than an increase or decrease in its authorized or issued capital, the Option shall attach to an appropriate number of the shares or securities of the Company which shall have been created by any such alteration, and the price payable on the exercise of the Option shall be adjusted proportionately to the change in the shares resulting from such capital alteration.

5. The Optionee's continued service to the Company is a condition of the continuance of the option herein granted. Accordingly, if the Optionee shall, during the term of the within option, cease to be a director, officer or employee of the Company, the option herein granted to the Optionee shall cease and terminate 30 days after the date upon which the Optionee last ceases to be a director, officer or employee of the Company or a subsidiary of the Company.

6. This Agreement and any amendments to any of the terms and conditions hereof are subject to the approval of the Securities Regulatory authorities, and any Stock Exchange, having jurisdiction over the affairs of the Company, and, if the Optionee is an Insider of the Company, as defined in the Securities Act of British Columbia, is subject to approval at a general meeting of the shareholders of the Company. The Optionee shall not be entitled to exercise the Option until such approvals have been obtained.

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Page 3

7. The Parties hereto agree to do such further and other acts and execute such further and other documents as may be necessary to carry out the true intent and meaning of this Agreement.

8. This Agreement shall enure to the benefit of and be binding upon the Parties and their permitted heirs, executors, administrators, successors and assignees.

IN WITNESS WHEREOF the parties have hereunto affixed their hands and seals as of the day and year first above written.


The Corporate Seal of EARTHWORKS
INDUSTRIES INC. was hereunto affixed
in the presence of:

    /s/ David B. Atkinson                                   SEAL
-------------------------------------
Authorized Signatory

    /s/ David F. Andrews
-------------------------------------
Authorized Signatory


SIGNED, SEALED and DELIVERED by
DAVID B. ATKINSON in the presence of:
of:

    /s/ D. Lydon                                /s/ David B. Atkinson
-------------------------------------      -------------------------------------
Witness                                    David B. Atkinson

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Exhibit 8


                EXHIBIT 8 TO 20-F REGISTRATION STATEMENT OF
            EARTHWORKS INDUSTRIES INC. DATED NOVEMBER 30, 2000

The only subsidiary of the Company is Cortina Integrated Waste Management, Inc.
- incorporated in California, U.S.A. July 19, 1994. The Company owns 100% of the issued shares of the subsidiary.


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                                     SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

EARTHWORKS INDUSTRIES INC.

       /s/ David B. Atkinson
       ----------------------------------------
Per:
       David B. Atkinson, Director and
       Chief Executive Officer

Date:  November 30, 2000.

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